DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

As filed with the Securities and Exchange Commission on ____ __, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1 /A

Amendment No. 1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE GRILLED CHEESE TRUCK, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	6770	27-3120258
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

151 North Nob Hill Road, Suite 321

Fort Lauderdale, FL 33324

(949) 478-2571

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Peter Goldstein

President, Interim Chief Financial Officer, Secretary and Director

Robbie Lee

Interim Chief Executive Officer, Executive Chairman

151 North Nob Hill Road, Suite 321Fort Lauderdale, FL 33324

(949) 478-2571

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Barry I. Grossman, Esq.
Sarah Williams, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 — Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock underlying Senior Convertible Promissory Notes sold in a private placement(1)	2,875,000	$1.25	$3,593,750	$462.88
Shares of common stock underlying warrants sold in a private placement(2)	1,437,500	2.00	2,875,000	370.30
Shares of common stock underlying warrants issued to Placement Agent (4)	287,500	2.40	690,000	88.87
Shares of common stock underlying Senior Convertible Promissory Notes sold in a private placement(5)	645,000	1.25	806,250	103.85
Shares of common stock underlying warrants sold in a private placement(6)	322,500	2.00	645,000	83.08
Shares of common stock underlying warrants issued to Placement Agent(7)	64,500	2.40	154,800	19.94
Shares of common stock underlying founder shares issued to Peter Goldstein (8)	1,000,000	1.25	1,250,000	161.00
Shares of common stock sold in a private placement(9)	322,500	1.25	403,125	51.92
Shares of common stock sold in the Stock Purchase Agreement (10)	2,000,000	1.25	2,500,000	322.00
Shares of common stock issued in Share Exchange(11)	1,845,000	1.25	2,306,250	152.15
Shares of common stock underlying warrants granted pursuant to the Chord Advisory Agreement (12)	100,000	2.00	200,000	25.76
Shares of common stock underlying warrants granted pursuant to the Clark Advisory Agreement, as Amended (13)	700,000	2.00	1,400,000	180.32
Shares of common stock underlying warrants granted pursuant to the Clark Advisory Agreement, as Amended (13)	1,000,000	1.00	1,000,000	128.80
Shares of common stock issued upon conversion of Bridge Notes (14)	1,696,834	1.25	2,121,042.50	273.19
Shares of common stock underlying Advisory and Employment Agreements (15)	293,000	1.25	366,250	47.17
Shares of common stock underlying the Pallas Advisory Agreement (16)	473,000	1.25	591,250	76.15
Shares of common stock issued in connection with the Asset Purchase Agreement (17)	500,000	1.25	625,000	80.50
Shares of common stock underlying warrants issued in connection with the Asset Purchase Agreement (18)	250,000	1.00	250,000	32,20
Shares of common stock underlying warrants issued pursuant to the TRIG Capital Group, LLC Advisory Agreement (19)	1,800,000	2.00	3,600,000	463.68
Total	17,612,334		$25,377,717.50	$3,268.65

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Calculation of Registration Fee

(1)	Represents shares of common stock issuable upon the conversion of our 10% Convertible Senior Secured Notes, which were part of units, issued in a private placement which closed on April 18, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)	Represents shares of common stock issuable upon the exercise of warrants, which were part of units, sold in a private placement which closed on April 18, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(3)	No market presently exists for our common stock. The selling stockholders will be required to offer their shares at $1.25 per share until our common stock is listed for quotation on the OTC Bulletin Board or OTCQB Market. Assuming such listing is obtained, offers may be made at prevailing market prices or at privately negotiated prices.

(4)	Represents shares of common stock issuable upon the exercise of warrants, which were part of compensation due to the Placement Agent, sold in a private placement which closed on April 18, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(5)	Represents shares of common stock issuable upon the conversion of our 10% Convertible Senior Secured Notes, which were part of units, issued in a private placement which closed on June 21, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(6)	Represents shares of common stock issuable upon the exercise of warrants, which were part of units, sold in a private placement which closed on June 21, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(7)	Represents shares of common stock issuable upon the exercise of warrants, which were part of compensation due to the Placement Agent, sold in a private placement which closed on June 21, 2013. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(8)	Represents shares of common stock issued to Peter Goldstein on December 31, 2009 in exchange for founder services in connection with setting up and forming the Corporation.

(9)	Represents shares of common stock, which were part of units sold in a private placement which closed on August 27, 2012. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(10)	Represents shares of common stock which were sold in a Stock Purchase Agreement to Robert Lee and Trilogy Capital Partners, Inc. on April 12, 2012.

(11)	Represents shares of common stock issued in connection with the Share Exchange, which closed on October 18, 2012.

(12)	Represents shares of common stock issuable upon the exercise of warrants, which were part of an Advisory Agreement, dated August 25, 2012 with Chord Advisors, LLC. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(13)	Represents shares of common stock issuable upon the exercise of warrants, which were part of an Advisory Agreement, dated August 15, 2012 with Wesley K. Clark and Associates, LLC, and common stock issuable upon exercise of warrants, which were issued pursuant to Amendment No. 1 to the Advisory Agreement, dated September 6, 2013 with Wesley K. Clark and Associates, LLC. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

(14)	Represents shares of common stock issued upon the conversion of our Bridge Loan Notes. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(15)	Represents shares of common stock issued in connection with various Advisory and Employment Agreements.

(16)	Represents shares of common stock issued to Brian Pallas in accordance with his Advisory Agreement.

(17)	Represents shares of common stock to be issued to Deepak Deveraj in accordance with the Asset Purchase Agreement.

(18)	Represents shares of common stock to be issued to Deepak Deveraj upon exercise of warrants issued in accordance the Asset Purchase Agreement.

(19)	Represents shares of common stock issuable upon the exercise of warrants, which were part of an Advisory Agreement, dated July 16, 2012 with Trig Capital Partners, Inc. Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions. Proposed maximum offering price per share is based on the exercise price of the warrant in accordance with Rule 457(g).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED _____ __, 2013

THE GRILLED CHEESE TRUCK, INC.

17,612,334 Shares of Common Stock

This prospectus relates to the offer for sale of an aggregate of 17,612,334 shares of common stock, par value $.001 per share, of The Grilled Cheese Truck, Inc. by the selling stockholders named herein. The Company is not offering any securities pursuant to this prospectus.

Our common stock is not presently traded on any market or securities exchange, and we have not applied for listing or quotation on any exchange. We are seeking sponsorship for the trading of our common stock on the OTC Bulletin Board and/or OTCQB Market upon the effectiveness of the registration statement of which this prospectus forms a part. The 17,612,334 shares of our common stock can be sold by selling security holders at a fixed price of $1.25 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, or FINRA, nor can we provide any assurance that our shares will actually be quoted on the OTC Bulletin Board and/or OTCQB Market or, if quoted, that a viable public market will materialize.

Following the effectiveness of the registration statement of which this prospectus forms a part, the sale and distribution of securities offered hereby may be effected in one or more transactions that may take place on the OTC Bulletin Board and/or OTCQB Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2013.

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

(Above pictures from left to right: Vernon Gibson, employee, General Wesley Clark, Director, and David Danhi, Director and COO)

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

TABLE OF CONTENTS

Prospectus Summary	2

Risk Factors	12

Cautionary Statement Regarding Forward Looking Statements	26

Use of Proceeds	27

Dividend Policy	27

Management’s Discussion and Analysis of Financial Condition and Results of Operations	28

Business	37

Directors, Executive Officers and Corporate Governance	49

Executive Compensation	51

Security Ownership Of Certain Beneficial Owners and Management and Related Stockholder	58

Certain Relationships and Related Party Transactions	59

Description of Capital Securities	64

Selling Stockholders	66

Plan of Distribution	70

Legal Matters	72

Experts	72

Where You Can Find Additional Information	73

Index to Consolidated Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included in this prospectus, before investing. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Unless otherwise stated in this prospectus, references to “we,” “us” or “our company” refer to The Grilled Cheese Truck, Inc.

Overview

We were incorporated in the State of Nevada on December 31, 2009 as GSP-1, Inc.  We were formed as a vehicle to pursue a business combination. The Company selected December 31 as its fiscal year end. On July 6, 2011, we filed a Certificate of Amendment to our Articles of Incorporation to change our name from “GSP-1, Inc.” to “TRIG Acquisition 1, Inc.” In connection with our acquisition of Grilled Cheese, Inc., on February 19, 2013, we filed a Certificate of Amendment to our Articles of Incorporation to change our name from “TRIG Acquisition 1, Inc.” to “The Grilled Cheese Truck, Inc.”

Our Company

The Grilled Cheese Truck, Inc. is an American entrepreneurial “emerging growth” company with a brand and menu that we intend to expand throughout the nation. We believe that gourmet grilled cheese is the “new pizza”.  Many Americans enjoyed eating grilled cheese sandwiches as a child and some consider grilled cheese sandwiches as a comfort food. The Grilled Cheese Truck is a fast growing, early mover in the gourmet food truck industry. Management believes that we are one of the most followed gourmet food trucks on Facebook, and we believe we are the only known gourmet food truck verified by Twitter.

Whenever available, we strive to use fresh ingredients in the preparation of our sandwiches, as opposed to frozen or canned goods. Further, all of our ingredients are side-by-side taste-tested for quality prior to use. We believe that the use of fresh ingredients, when available, helps elevate our sandwiches above other local venues and we believe that partially explains why people line up in front of our trucks sometimes for over an hour to get one of our delicious creations, whether it’s a Plain and Simple Melt or The Cheesy Mac and Rib fully loaded.

Our grilled cheese sandwiches have received numerous accolades and social media notoriety, including being cited:

•	by relish.com as one of America’s top 10 grilled cheese sandwiches on April 9, 2013 (http://relish.com/slideshows/americas-10-best-grilled-cheese-sandwiches-2/), and
•	by thedailymeal.com as one of the Sandwiches of the Week: America’s Top 20 New Sandwiches on March 21, 2011 (Thedailymeal.com\ at http://www.thedailymeal.com/america-s-top-20-new-sandwiches?utm_source=Outbrain).

The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2012 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses totaling $1,192,452 and cash used in operations totaling $1,101,277 . The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. Our net loss for the nine months ended September 30, 2013 was $3,948,706 and the deficit accumulated amounts to $6,252,565 as of September 30, 2013. These matters raise substantial doubt about our ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

In order to continue as a going concern and achieve a profitable level of operations, we will need, among other things, additional capital resources.  Management’s plan to continue as a going concern includes raising capital through increased sales and conducting additional financings through debt and equity transactions. However, management cannot provide any assurances that we will be successful in accomplishing any of its plans. Our ability to continue as a going concern is dependent upon the management’s ability to successfully implement the plans described above, including securing additional sources of financing and attain profitable operations.   Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for us to raise additional capital on an immediate basis. We are actively targeting sources of additional financing through debt and equity transactions and other transactions as described in Note 16 (page F-23) to the financial statements in this prospectus for the quarter ended September 30, 2013. There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet our obligations.

Truck Economics

The current anticipated average cost to obtain a Grilled Cheese Truck franchise is estimated to be under $25,000. However, the $25,000 does not include deposits for a leased or rental truck, exterior wrap, point of sale system, equipment, permits, uniforms and new staff training, which is estimated to be $35,000, but such estimate will differ depending on location For the 12 month period ended June 30, 2013, our mature trucks (in operations for more than 12 months) achieved average sales per-truck during that period of approximately $691,406. During this period, the average mature truck operating income (after all costs of goods sold and all expenses of the truck but before kitchen, administrative and corporate overhead) was $234,766.00 and sales per square foot of $3,928.00 per truck. In the quickserve restaurant industry and retail industry, sales per unit area is a standard, and usually the primary unit of measurement of success. The customary unit of area is typically measured is in U.S. square feet per units. There is no guarantee that the results presented above are predictive of future sales or operating results given that we anticipate a substantial expansion in to new geographic locations relying on a franchise based model that has not yet been implemented.

Our Industry

Management believes the U.S. retail market for gourmet food trucks is a large, growing, fragmented segment. Management believes we are a early mover in this segment due to our efforts to become a publically traded gourmet food truck company and a national grilled cheese chain. Management believes that the gourmet food truck industry is rapidly growing due to its increasing demand.

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

According to the National Restaurant Association, over 25% of quick service chains are exploring how to enter the food truck industry. We believe these major chains potentially entering into the food truck industry further validates the growth opportunity and sustainability of our industry.

Strategy

Our objective is to become the leader in the gourmet food truck industry. Each element of our strategy is designed to differentiate and reinforce our brand and engender a high degree of loyalty among our customers. The cornerstones of this strategy include:

•	Maintaining our menu: We are committed to using the best available ingredients in producing the best grilled cheese sandwiches, soups and side dishes. We strive to use fresh ingredients in the preparation of our sandwiches, as opposed to frozen or canned goods. Further, all of our ingredients are side-by-side taste-tested for quality prior to use.

•	Customer Service: We rely on repeat business and view our customer interaction with employees as critical to our long-term success. Through our emphasis on training, personal development and equity incentives, we believe we can attract and retain well-qualified, highly motivated employees committed to providing superior levels of customer service.

•	Marketing: We will continue to build on our social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. We will reinforce a distinctive brand image built on the quality of our food and customer service experience.

•	Truck Design: Our trucks are typically configured to accommodate a high volume of traffic. Our truck’s design is intended to be casual and comforting. Although a number of customers buy our food and return to their homes and/or offices to eat the purchased food, many of our customers enjoy eating at the truck and take part in the social aspect of our concept. They post pictures on social media stating that they are eating at The Grilled Cheese Truck. Many of the locations we serve are set up for street side dining with organized tables and chairs for the customer’s comfort.

•	Truck Locations: Our strategy is to schedule truck locations in selected high-traffic, high-visibility locations in order to realize operating and marketing efficiencies and enhance brand awareness.

•	Hub and Spoke: In order to manage costs and ensure compliance with our quality standards and consistency, we control our food preparation from our centrally located kitchens. We believe this “Hub and Spoke” format provides significant competitive advantages.

•	Expansion: Our expansion strategy is to increase our market share in existing markets and add trucks in new markets where we believe we can become the leading gourmet food truck operator.

•	Employee Relations: We believe that the training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. Management believes that an employee-oriented culture creates a sense of personal responsibility among all employees, resulting in a higher level of customer service. We intend to encourage and support its employees by offering competitive wages and developing relevant benefits.

Veteran Ownership Opportunity

General Wesley K. Clark, the highly decorated retired four star general, former supreme allied commander in Europe for NATO, is our Director and Senior Veterans Advisors and will supervise the development and implementation of the recruitment and selection for prospective veteran franchisee candidates.

3

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

A major component of our business strategy is the focus on U.S. veterans for its first prospective 100 mobile truck franchise operations, although there is no assurance that the first prospective 100 franchises will be solely granted to U.S. veterans. Despite their significant skill sets, many returning veterans experience difficulty finding work when returning to civilian life. Since September 11, 2001, it is estimated that approximately 2.7 million U.S. veterans have served in the military with an approximate unemployment rate of 9.2 percent, compared with 7.6 percent of non-veterans, according to the Bureau of Labor Statistics. We believe that many U.S. veterans may have difficulty in finding work, and that U.S. veterans would be interested in starting or buying a new business or considering doing so.

Our Expansion Strategy

Our expansion strategy in the near future is to add trucks in existing markets, which include Southern California (currently operating 6 leased trucks), Phoenix, Arizona (currently operating 3 leased trucks). Additionally we have licensed the right to use certain portions of our intellectual property in connection with further establishing our brand in counties throughout California, such as Ventura County, Santa Barbara County, and those portions of Los Angeles County, which commonly referred to as the San Fernando Valley (currently licensed and operating 2 trucks)We also licensed out intellectual property in the entire state of Texas, where by as of this prospectus, there are currently licensed and operating 3 trucks in Austin and San Antonio, Texas.

We intend to open trucks in new markets where we believe we can become the leading gourmet food truck in this industry. Management currently anticipates increasing the amount of Company operated or licensed operating food truck up to a total of 100 trucks within 12 months following the effective date of this registration statement. The 100 trucks would include company owned, licensed and prospective franchised trucks. Our intent is to develop our veteran training, management and ownership program, with the goal of 100 qualified veterans operating and owning Grilled Cheese Trucks. There is no guarantee that we will increase the number of trucks to 100 trucks within 12 months from the effective date of the registration statement as there are a number of obstacles that must be overcome prior to implementing our franchise model expansion. Such obstacles to implementing our expansion strategy include receiving adequate capitalization, legal approval for franchising in each respective state and controlling the implementation of our expansion strategy.

Corporate History

Share Exchange Agreement

On October 18, 2012, TRIG Acquisition 1, Inc. (“TRIG”) entered into a share exchange agreement (the “Exchange Agreement”) by and among (i) TRIG, (ii) Grilled Cheese, Inc., a California corporation, (“Grilled Cheese”), (iii) GCT, Inc., a Nevada corporation and wholly-owned subsidiary of the TRIG (“GCT Sub”); (iv) David Danhi, the majority shareholder of Grilled Cheese (“Majority Shareholder”) and (v) Michelle Grant, the minority shareholder of Grilled Cheese (“Minority Shareholder”, together with the Majority Shareholder, the “Grilled Cheese Shareholders”). Pursuant to the terms of the Exchange Agreement: (1) the Majority Shareholder transferred to GCT Sub all of the shares of Grilled Cheese held by such shareholder in exchange for the issuance of 4,275,000 shares of TRIG’s common stock; and (2) the Minority Shareholder transferred all of the shares of Grilled Cheese held by the Minority Shareholder in exchange for $500,000 and 845,000 shares of TRIG’s common stock (the “Share Exchange”). The Minority Shareholder subsequently sold her 845,000 shares of Trig’s common stock in a private transaction to Robert Rein. The shares of common stock issued in connection with the Share Exchange are being registered for resale pursuant to this prospectus.

The Share Exchange transaction has been accounted for as a reverse acquisition of TRIG, by Grilled Cheese but in substance as a capital transaction, rather than a business combination since TRIG had nominal operations and assets prior to and as of the closing of the Share Exchange transaction. The former stockholders of Grilled Cheese represent a significant constituency of the Company’s voting power immediately following the Share Exchange transaction and Grilled Cheese’s management has assumed operational, financial and governance control. The Share Exchange transaction is deemed a reverse recapitalization and the accounting is similar to that resulting from a reverse acquisition. For accounting purposes Grilled Cheese is treated as the surviving entity and accounting acquirer in accordance with “ASC 805, Business Combinations”, although TRIG was the legal acquirer. Accordingly, the Company’s historical financial statements are those of Grilled Cheese. The accumulated losses of Grilled Cheese were carried forward after the completion of the Share Exchange.

All reference to common stock shares and per share amounts have been restated to effect the reverse merger which occurred on October 18, 2012.

As a result of the Share Exchange, we ceased our prior operations and, through our wholly-owned subsidiary, Grilled Cheese, we operate our food trucks, specializing in grilled cheese.

4

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Acquisition of Assets

On August 8, 2013, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), by and among Hook & Ladder Draught House, LLC, a Texas limited liability company (“HL”), KOW Leasing Co., LLC, a Texas limited liability company (“KOW”), Deepak Devaraj, as sole member of HL and KOW, respectively (“Devaraj” and together with HL and KOW, the “Sellers”), the Company and GCT Texas Master, LLC, a Nevada limited liability company and a licensee of the Company (“GCT-TX”, together with the Company, the “Buyer”). HL is a mobile food service business that provides food and alcohol out of renovated fire engines. Pursuant to the Asset Purchase Agreement, we agreed to purchase substantially all of the Seller’s rights, title and interests in and to certain assets, properties and rights of every kind, nature and description, tangible and intangible, real, personal or mixed, accrued and contingent, which were owned or leased by Sellers and used in the Sellers’ business, including but not limited to all equipment, customer contracts, property leases, intellectual property, vehicles, books and records, licenses and corporate and trade names.

As consideration for the Sellers to enter into the Asset Purchase Agreement, we agreed to: (i) issue to Sellers 500,000 shares of our common stock, and (ii) issue a warrant to Sellers to purchase up to 250,000 shares of our common stock (the “HL Warrant”). The HL Warrant is exercisable at a price of $1.00 per share, contains customary piggyback registration rights and shall be exercisable for a period of three (3) years. The 500,000 shares of common stock issued to Seller under the Asset Purchase Agreement are subject to customary piggy-back registration rights. The 500,000 shares are being registered in this prospectus. We also agreed to appoint Devaraj to our Board of Directors, and, for so long as Devaraj holds any shares of our common stock, the Board shall take all reasonable actions such that Devaraj shall be nominated to serve as a member of the Board. Additionally, we entered into an employment agreement with Devaraj, whereby Devaraj will be employed by the Company as the Director of Business Development for a period of three (3) years. Further, GCT-TX agreed to (i) issue to Devaraj Class A Membership Units of GCT-TX equal to twenty (20%) percent of the issued and outstanding membership units in GCT-TX, determined on a fully-diluted basis as of August 8, 2013; (ii) admit Devaraj as a member of GCT-TX, (iii) appoint Devaraj as Manager of GCT-TX and (iv) employ Devaraj as GCT-TX’s Chief Executive Officer.

Disposition of Certain Assets

On September 12, 2013, we entered into an Asset Sale Agreement (the “Asset Sale Agreement”), by and between the American Food Truck Group, LLC, a Nevada limited liability company as the buyer (“AFTG”) and the Company as the seller, whereby AFTG agreed to purchase certain intellectual property developed and owned by KOW (the “KOW Assets”) acquired by us in conjunction with the Asset Purchase Agreement described above. In consideration for the purchase of the KOW Assets, AFTG agreed to pay: (i) us an up-front non-refundable cash payment of $200,000 on or before September 16, 2013, (ii) us a cash payment of $250,000 upon the closing of the Asset Sale Agreement, and (iii) issue to us membership interests in AFTG equal to twenty (20%) percent of the issued and outstanding membership interest in AFTG upon the closing. In addition, the parties agreed to entered into a truck rental lease agreement pursuant to which AFTG shall lease or rent to us, franchise or licensed operators of the company, One Hundred (100) new food trucks, at prevailing market rates and on such other terms and conditions as mutually agreed to by the parties. Further, the lease commencement schedule is as follows: (i) Twenty (20) trucks on or before March 31, 2014; and (ii) a minimum of Ten (10) trucks per month after March 31, 2014. There is no penalty if the minimum number of trucks is not met under the agreement. On November 13, 2013, we closed the transactions contemplated by the Asset Sale Agreement. At the closing, we transferred to AFTG certain intellectual property and AFTG paid us a final cash payment of $250,000 (for a total of $450,000) and AFTG agreed to issue us membership interests equal to twenty percent (20%) of the issued and outstanding membership interests in AFTG once the proper documentation is available. The parties agreed to prepare and finalize the Truck Rental Agreement, on substantially the same terms presented above, upon the Company requesting its first truck.

5

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Recent Events

2012 Private Placement Offering

On April 18, 2013, we completed our final closing of a “best efforts” private offering in the aggregate amount of $2,875,000 (the “2012 Private Placement Offering”) of Private Placement Units (as defined below) with a group of accredited investors (the “2012 Private Placement Purchasers”). Pursuant to a subscription agreement with the Private Placement Purchasers (the “2012 Private Placement Subscription Agreement”), we issued to the Private Placement Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (the “2012 Private Placement Notes”) and (ii) warrants (the “2012 Private Placement Warrants”) to purchase shares (the “2012 Private Placement Warrant Shares” and together with the 2012 Private Placement Notes and the 2012 Private Placement Warrants, the “2012 Private Placement Securities”) of our common stock at an exercise price of $2.00 per share. The 2012 Private Placement Units each consisted of a 2012 Private Placement Note, in the principal face amount of $25,000, and 2012 Private Placement Warrants to purchase 12,500 shares of our common stock (the “2012 Private Placement Units”).

2012 Private Placement Notes

The 2012 Private Placement Notes issued in the 2012 Private Placement Offering accrue interest at a rate of 10% on the aggregate principal amount, payable on the third anniversary of the issue date if not converted prior to the maturity date. The 2012 Private Placement Notes are subject to (i) an optional conversion into shares of the Company’s common stock at the note holder’s election following the date upon which the Company has a registration statement declared effective with the Securities and Exchange Commission (the “SEC”) or (ii) a mandatory conversion thirty-six (36) months from the date of issuance. The shares of common stock issuable upon conversion of the 2012 Private Placement Notes shall equal: (i) the principal amount of the 2012 Private Placement Note and the accrued interest thereon through the date of conversion, divided by (ii) $1.00.

2012 Private Placement Warrants

The 2012 Private Placement Warrants issued in the 2012 Private Placement Offering are exercisable for an aggregate of 1,437,500 shares of the Company’s common stock. The 2012 Private Placement Warrants are exercisable for a period of three years from the original issue date. The exercise price with respect to the 2012 Private Placement Warrants is $2.00 per share. The exercise price for the 2012 Private Placement Warrants is subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances.

2013 Private Placement Offering

On June 21, 2013, we completed our final closing of a “best efforts” private offering in the aggregate amount of $645,000 (the “2013 Private Placement Offering”) of 2013 Private Placement Units with a group of accredited investors (the “2013 Private Placement Purchasers”). Pursuant to a subscription agreement with the 2013 Private Placement Purchasers (the “2013 Private Placement Subscription Agreement”), we issued to the 2013 Private Placement Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (these notes mirror the 2012 Private Placement Notes) and (ii) warrants (these warrants mirror the 2012 Private Placement Warrants) to purchase shares (the “2013 Private Placement Warrant Shares” and together with the 2013 Private Placement Notes and the 2013 Private Placement Warrants, the “2013 Private Placement Securities”) of our common stock at an exercise price of $2.00 per share. The 2013 Private Placement Units each consisted of a 2013 Private Placement Note, in the principal face amount of $25,000, and 2013 Private Placement Warrants to purchase 12,500 shares of our common stock (the “2013 Private Placement Units”). The form terms and provisions of the 2013 Private Placement Notes and 2013 Private Placement Warrants are substantially similar to the terms and provisions of the securities issued in the 2012 Private Placement Offering, and for a description of such securities, see the section entitled “2012 Private Placement Offering—2012 Private Placement Notes” and “2012 Private Placement Offering—2012 Private Placement Warrants” respectively.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The shares of common stock issuable upon conversion of the 2012 Private Placement Notes and the 2013 Private Placement Notes and the shares of common stock issuable upon exercise of the 2012 Private Placement Warrants and 2013 Private Placement Warrants are being registered in this prospectus.

Placement Agent

Grandview Capital Partners, Inc. (“Grandview”), a Florida corporation that operated as an office of supervisory jurisdiction at c/o Grandview Capital Partners, Inc., 300 South Pine Island Road, Suite 240 Plantation, FL 33324, registered under the name Blackwall Capital Markets, Inc. until September 9, 2013 (“Blackwall”, together with Grandview, the “Placement Agent”), a broker dealer that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation and registered with the Securities and Exchange Commission acted as placement agent in connection with the 2012 Private Placement Offering and the 2013 Private Placement Offering (collectively, the “Offerings”). As consideration for acting as the placement agent, at the closing of the Offerings, the Company paid to the Placement Agent (i) in cash, a fee equal to $128,500 for the 2012 Private Placement Offering and a fee equal to $32,100 for the 2013 Private Placement Offering and (ii) issued warrants to purchase up to an aggregate of 287,500 shares of our common stock in the 2012 Private Placement Offering and warrants to purchase up to an aggregate of 64,500 shares of our common stock in the 2013 Private Placement Offering. The Placement Agent warrants have an exercise price of $2.40 per share, exercisable for a term of five (5) years from the closing of each of the Offerings, respectively, and contain equitable adjustment for stock splits, stock dividends and similar events, as well as full ratchet anti-dilution provisions. Peter Goldstein, the current President, interim Chief Financial Officer and Director of the Company, is the founder, chairman, chief executive officer and registered principal of Grandview Capital Partners, Inc. Mr. Goldstein did not hold any officer or director positions with the Company during the 2012 Private Placement Offering or 2013 Private Placement Offering. The shares of common stock issuable upon the Placement Agent warrants issued in connection with the 2012 Private Placement and 2013 Private Placement are being registered in this prospectus.

On September 6, 2013, we entered into a termination agreement (the “Placement Agent Termination Agreement”), whereby we terminated our placement agency agreement (the “Placement Agreement”) with Grandview entered into on May 29, 2013 because Mr. Goldstein’s relationship with the Company changed. The Company agreed that the provisions relating to the payment of fees (including but not limited to the tail fees specified in the Placement Agreement relating to any entities or individuals Grandview introduced to the Company prior to the execution of the Placement Agent Termination Agreement), expenses, rights of first refusal, confidentiality, indemnification and contribution and the Company’s indemnification obligations survive the termination of the Placement Agreement. Mr. Goldstein did not hold any officer or director positions with the Company when the Placement Agreement was consummated and through the Company’s most recent private placement offering.

Other Background

On February 1, 2011, we sold 250,000 shares of Series A Convertible Preferred Stock, par value of $0.001 per share, for $125,000 cash ($0.50/share sales price) and paid offering cost of $6,842. On February 15, 2011, the Company sold 150,000 shares of Series A Convertible Preferred Stock, par value of $0.001 per share, for $75,000 cash ($0.50/shares sales price). In accordance with the terms of the Series A Preferred Stock, these shares automatically converted into common stock on February 1, 2012 and February 15, 2012, respectively. On July 5, 2012, these shareholders agreed to sell back to the Company the 400,000 shares of common stock that they received from the conversion of Series A Preferred Stock in exchange for 12% Secured Notes in the amount of $200,000. The shares of common stock issuance upon conversion of the 12% Secured Notes are being registered in this prospectus.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

On July 9, 2012, we completed a bridge financing for $512,500 principal amount of 12% Secured Notes (the “Bridge Notes”) with a total of 16 investors. The Bridge Notes had a maturity date of April 8, 2013 and bear interest at twelve percent (12%) per annum, payable on the last day of every fiscal quarter commencing June 30, 2012 and continuing through the maturity date. After the final closing of the 2012 Private Placement Offering, in full satisfaction of the Bridge Notes, including all accrued but unpaid interest, converted into 1,696,834 shares of our common stock at a price equal to 33.3% of the conversion price, or $0.33, of the Private Placement Notes, which was $1.00. The shares of common stock issued in connection with the Bridge Note conversion are being registered in this prospectus

On August 27, 2012, we entered into a subscription agreement with private investors (the “August 2012 Private Placement”) under a private placement offering of shares of our common stock. An aggregate of 322,500 shares of common stock were sold in the August 2012 Private Placement at a purchase price of $0.50 per share for gross proceeds to us in the amount of $161,250. The shares of common stock issued in the August 2012 Private Placement are being registered in this prospectus.

On September 20, 2012, we completed a bridge financing for $50,000 principal amount of 12% Secured Notes (the “Additional Notes”) with a total of 4 investors. The Additional Notes had a maturity date of December 6, 2012 and bear interest at twelve percent (12%) per annum. On March 14, 2013, the holders of the Additional Notes agreed to extend the maturity date of the Additional Notes to September 30, 2013.

Material Agreements

Stock Purchase Agreement

On April 12, 2012, we executed a stock purchase agreement with Trilogy Capital Partners, Inc. (“Trilogy Capital”) and Robert Lee, our Executive Chairman and interim Chief Executive Officer Pursuant to the stock purchase agreement, we sold (i) 1,000,000 shares of our common stock at a price of $0.001 per share to Trilogy Capital, and (ii) 1,000,000 shares of our common stock, at a price of $0.001 per share to Robert Lee. Our former President, Secretary and director, Alfonso J. Cervantes, owns a 100% equity interest in Trilogy Capital. Mr. Cervantes resigned from each respective position on July 12, 2013. The shares of common stock sold pursuant to the Trilogy Capital Stock Purchase Agreement are being registered in this prospectus.

8

Villard Advisory Agreement

On July 16, 2012, we entered into an advisory agreement (the “Villard Advisory Agreement”) with Dimitri Villard (the “Villard Advisor”), one of our Directors. The parties agreed that the Villard Advisor would perform advisory services for us, as well as serving as member of our board of directors (the “Board of Directors”). The Villard Advisor agreed to devote, on a non-exclusive basis, the necessary time, energy and efforts to our business and to use his best efforts and abilities to faithfully and diligently promote our business interests. In exchange, we agreed to pay the Villard Advisor $45,000, consisting of: (i) 45,000 of shares of our common stock to be issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement at $0.50 per share (based on 50% of the per share price of the common stock sold in the 2012 Private Placement Offering), and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement. The Villard Advisory Agreement was amended by Amendment No. 1, whereby the term of the Villard Advisory Agreement was extended to February 28, 2013. The shares of common stock issued pursuant to the Villard Advisory Agreement, as Amended, are being registered in this prospectus. On September 6, 2013, Mr. Villard resigned from our Board of Directors. His resignation was not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

9

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Clark Group Agreement

On August 15, 2012, we entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange and will continue for a period of two years. The Clark Group Agreement was subsequently amended by Amendment No. 1, on September 6, 2013.

Pursuant to the Clark Group Agreement, as Amended, General Wesley K. Clark will serve as our Vice Chairman of the Board of Directors and Officer of Senior Veterans Advisor. Prior to the Commencement Date, we paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, we will pay the Clark Group $200,000 per year. We will also execute a warrant agreement providing the Clark Group with the right to purchase up to 500,000 shares of the Company’s common stock (the “Clark Warrants”) at an exercise price anticipated to be $1.00 per share. The Clark Warrants will be exercisable on the following basis: (i) 100,000 Clark Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Clark Warrants following the execution of the next 25 veteran franchise agreements. General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. In addition, pursuant to Amendment No. 1, The Clark Group‘s annual compensation was increased from $200,000 a year to $240,000 a year and received an additional 500,000 warrants (“Additional Clark Warrants”). Such Additional Clark Warrants are immediately vested, exercisable for a period of three years and have an exercise price of $1.00. The shares of common stock issuable upon exercise of the Clark Warrants and Additional Clark Warrants are being registered in this prospectus.

Further, the Clark Group will also be entitled to certain milestone and performance based bonuses. In the event that our common stock is listed for quotation on the OTC Bulletin Board, OTCQB Market, or any other quotation or exchange and within 18 months of commencement of trading, the stock price exceeds $5.00 per share the Clark Group will be granted warrants to purchase 700,000 shares of common stock at an exercise price of $2.00. These warrants will contain cashless exercise and will be exercisable for a period of three years from the date that they are granted. Additionally, the Clark Group is entitled to a cash bonus of $100,000 if we complete a private placement offering pursuant to the new Jumpstart Our Business Startups Act (“JOBS”) in which we raise a minimum of $5,000,000 in net proceeds. The Clark Group is also entitled to certain performance bonuses if we meet certain revenue driven milestones.

10

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

PBNJ Advisory Agreement

On October 18, 2012, we entered into an advisory agreement (the “PBNJ Advisory Agreement”) with PBNJ Advisors, Inc. (“PBNJ”).  The parties agreed that from September 1, 2012 until August 31, 2013, PBNJ will perform independent advisory and consulting services for us.  We will pay PBNJ: (1) $24,000 of cash annually, to be payable in $2,000 installments on the last day of each month; and (2) 18,000 shares of common stock of the Company. The agreement may be terminated by the Company for cause, as defined in the agreement. The shares of common stock issued in connection with the PBNJ Advisory Agreement are being registered in this prospectus.

License Agreements

As part of our ordinary course of business, and in conjunction with expanding our overall business plan, we have, and will continue to, enter into license agreements with individuals or entities regarding our intellectual property. Specifically, we have, and will continue to grant, certain exclusive licensing rights regarding our intellectual property, including but not limited to trademarks, copyrights, know-how, trade secrets, software, patents, certain goods and services pertaining to our business, to entities in designated areas, whereby such individuals or entities will be entitled to the use of our intellectual property in connection with their use and sale of our products and our brand name. In exchange for such licenses, we will receive a specifically negotiated cash payments, royalty payments and/or equity interests in the licensees.

Properties

Our principal office is located at 151 North Nob Hill Road, Suite 321, Fort Lauderdale, FL 33324. Our telephone number is (949) 478-2571.

The Company recently entered into a lease in Gardena, California to lease an approximately four thousand square foot warehouse facility.  The warehouse facility will be used by the Company to store ingredients to be cooked on our trucks and to prepare certain of our products prior to being placed on our trucks.  The lease began on July 1, 2013 and runs through June 30, 2018 with a base rent beginning at $5,310 per month. The facility located in Gardena is currently operating at approximately 50% capacity based on the current number of company operated and leased trucks. Management believes that such facility can sustain our operations, including our intended expansion in the Gardenia area, over the next 24 months.

11

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

RISK FACTORS

Investing in our securities involves a high degree of risk. Before purchasing our common stock, you should carefully consider the following risk factors as well as other information contained in this Prospectus, including our financial statements and the related notes. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could materially and adversely be affected. In that case, the trading price of our securities could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

The report of our independent auditors dated July 2, 2013 on our consolidated financial statements for the year ended December 31, 2012 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Our auditors’ doubts are based on our incurring significant net loss and our working capital deficit position. Our ability to continue as a going concern will be determined by our ability to obtain additional funding in the short term to enable us to realize the commercialization of our planned business operations. On October 8, 2013, we commenced a “best-efforts” private placement offering of up to $5,000,000 pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended and the JOBS Act. On December 20, 2013, we held an initial closing of our private placement offering whereby the company received an aggregate of $30,000 from two investors. We cannot provide any assurance or guarantee that we will be able to raise the full amount under this offering. Further, we may be required to raise funds in addition to this offering. We cannot provide any assurance or guarantee that we will be able to conduct other additional rounds of financing at all or on terms acceptable to us. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertain.

We have a limited operating history in the mobile food truck industry on which to evaluate our potential and determine if we will be able to execute our business plan.

We currently operate four mobile food trucks in Los Angeles, California, where we began our operations in 2009, and have expanded operations to include two additional trucks operating in Phoenix, Arizona that began operations in 2013. Additionally, we have entered into licensing agreements with three trucks operating in San Antonio and Austin, Texas and two additional trucks operating in Ventura, Santa Barbara and the West Valley of Los Angeles, California. Although we are in the process of identifying new locations, we currently primarily rely on our Los Angeles food trucks for the majority of our revenue. Consequently, our historical results of operations may not provide an accurate indication of our future operations or prospects. Investment in our securities should be considered in light of the risks and difficulties we will encounter as we attempt to penetrate the mobile food truck industry.

In addition, we cannot guarantee that we will be able to achieve our expansion goals or that new mobile food trucks will generate sufficient revenues or be operated profitably. Our ability to expand will depend on a number of factors, many of which are beyond our control. These risks may include, but are not limited to:

●	locating suitable sites in new and existing markets;

●	recruiting, training and retaining qualified corporate and personnel and management;

●	attracting and retaining qualified employees;

●	cost effective and timely planning, design and delivery out of mobile food trucks;

●	obtaining and maintaining required local, state and federal governmental approvals and permits related to the mobile food truck sites;

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

●	creating guest awareness of our mobile food trucks in new markets;

●	competition in our markets; and

●	general economic conditions.

If we are unable to expand our mobile food truck concept, our potential for growth and our results of operations could be harmed significantly.

A critical factor in our future viability will be our ability to expand our mobile food truck concept. Our growth plans contemplate acquiring a number of additional mobile food trucks in future months and years, in addition to franchising. If we do not open and operate new mobile food trucks, our growth and results of operations could be harmed significantly. Our ability to access and open new mobile food trucks in a timely manner and operate them profitably depends upon a number of factors, many of which are beyond our control, including the following:

●	our ability to generate or raise the capital necessary to acquire and open new mobile food trucks;

●	the availability of suitable locations for the mobile food trucks, our ability to compete effectively for those locations, and enter into agreements or obtain permits for such locations on acceptable terms;

●	obtaining and maintaining required local, state and federal governmental approvals and permits related to the mobile food truck sites and the sale of food;

●	labor shortages or disputes; and

●	unforeseen engineering or environmental problems with the premises.

Our future growth plans depend in large part on our ability to identify, attract and retain qualified franchisees and to manage our proposed franchise business.

We expect to grow our business through the franchising of our mobile food truck concept. As a result, our future growth will depend on our ability to attract and retain qualified franchisees, the franchisees’ ability to execute our concept and capitalize upon our brand recognition and marketing, and the franchisees’ ability to timely develop mobile food trucks. We may not be able to recruit franchisees who have the business abilities or financial resources necessary to open mobile food trucks on schedule, or at all, or who will conduct operations in a manner consistent with our concept and standards. Also, our franchisees may not be able to operate mobile food trucks in a profitable manner.

In addition, a Federal Trade Commission rule requires us to furnish prospective franchisees with a franchise disclosure document (“FDD”) containing prescribed information before entering into a binding agreement or accepting any payment for the franchise. Sixteen states also have state franchise sales or business opportunity laws which require us to add to the federal disclosure document additional state-specific disclosures and to register our offering with a state agency before we may offer our franchises for locations in the state or to state residents. We will have to file and receive approval of our FDD before we can sell franchises. Applicable laws in states provide state examiners with discretion to disapprove registration applications based on a number of factors. There can be no assurance that we will be successful in obtaining registration in all states or be able to continue to comply with these regulations, which could have a material adverse effect on our business and results of operations.

13

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Finally, our future franchise operations will be dependent upon our ability to:

●	develop, maintain and enhance the “Grilled Cheese Truck” brand;

●	maintain satisfactory relations with our franchisees who may, in certain instances, have interests adverse to our interests;

●	monitor and audit the reports and payments received from franchisees; and

●	comply with applicable franchising laws, rules and regulations.

The viability of our new business model is dependent on a number of factors that are not within our control.

The viability of our company-owned and potential franchised mobile food truck operations are, and will continue to be, subject to a number of factors that are not within our control, including:

●	changes in consumer tastes;

●	national, regional and local economic conditions;

●	traffic patterns in the venues in which we and our franchisees will operate;

●	discretionary spending priorities;

●	demographic trends;

●	consumer confidence in food quality, handling and safety;

●	consumer confidence in the venues in which we and our franchisees will operate;

●	weather conditions; and

●	the type, number and location of competing mobile food trucks or restaurants.

Our inability to manage our growth could impede our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.

Our business plan is to grow rapidly by opening new mobile food trucks and expanding locations, which will place strains on our management team and our other resources to both implement more sophisticated managerial, operational and financial systems, procedures and controls and to train and manage the personnel necessary to implement those functions. We also will need to significantly expand our operations to implement our longer-term business plan and growth strategies.

In particular, we also expect to need to identify, develop and manage relationships with franchisees as part of our growth plans. This expansion and these expanded relationships will require us to:

●	significantly improve or replace our existing managerial, operational and financial systems, procedures and controls;

●	comply with complex rules and regulations relating to franchising;

●	manage the coordination between our various corporate functions, including accounting, legal, accounts payable and receivable, and marketing and development;

●	manage, train, motivate and maintain a growing employee base; and

●	manage our relationships with franchisees.

In addition, our expansion plans will likely require us to:

●	make significant capital investments;

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

●	devote significant management time and effort;

●	develop budgets for, and monitor, food, beverage, labor, occupancy and other costs at levels that will produce profitable operations; and

●	as applicable, budget and monitor the cost of future capital investments.

The time and costs to effectuate these steps may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. We cannot assure you that we will institute, in a timely manner or at all, the improvements to our managerial, operational and financial systems, procedures and controls necessary to support our anticipated increased levels of operations and to coordinate our various corporate functions.

Our expansion into new markets may present increased risks due to our unfamiliarity with the geographic area.

As a part of our expansion strategy, we expect we will be opening mobile food trucks in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns. In addition, any new mobile food trucks may take several months to reach budgeted operating levels due to problems associated with new mobile food trucks, including lack of market awareness, inability to hire sufficient staff and other factors. Although we will attempt to mitigate these factors by paying careful attention to training and staffing needs, there can be no assurance that we will be able to operate new mobile food trucks on a profitable basis.

Fluctuations in the cost, availability and quality of our raw ingredients and natural resources such as energy affect our results of operations.

The cost, availability and quality of the ingredients that we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over these changes in the price and quality of commodities, since we typically do not enter into long-term pricing agreements for our ingredients. We may not be able to pass through any future cost increases by increasing menu prices. We and our potential franchisees are and will be dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. This could dramatically increase the price of certain menu items which could decrease sales of those items or could force us to eliminate those items from our menus entirely. All of these factors could adversely affect our business, reputation and financial results.

15

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Government regulations affecting the operation of our mobile food trucks could increase our operating costs and restrict our ability to grow.

We must obtain a food service license from local health authorities and other related permits for our mobile food trucks. Therefore, obtaining and maintaining licenses will be an important component of our mobile food trucks’ operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits and approvals would adversely impact our growth strategy.

In addition, we will be subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a franchisor-franchisee relationship. We are also subject to various other federal, state and local laws, rules and regulations affecting our business, and our future franchisees will be subject to these laws, rules and regulations as well. Each of our mobile food trucks and those owned by our future franchisees will be subject to a variety of licensing and governmental regulatory provisions relating to wholesomeness of food, sanitation, health and safety. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new mobile food trucks in any particular area. Furthermore, there can be no assurance that we will remain in compliance with applicable laws or licenses that we have or will obtain, the failure of which by a mobile food truck could result in our loss of the mobile food truck’s license.

Our ability to grow and compete in the future will be adversely affected if adequate capital is not available to us or not available on terms favorable to us.

The ability of our business to grow and compete depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. We cannot assure you that our cash flow from operations will be sufficient or that we will be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. As a result, we cannot assure you that adequate capital will be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Our future success is dependent, in part, on the performance and continued service of David Danhi, our Chief Creative Officer and director.

We are presently dependent to a great extent upon the experience, abilities and continued services of David Danhi, our Chief Creative Officer and director. Mr. Danhi entered into an employment agreement with a three year term, however, Mr. Danhi can terminate the employment agreement after four months with 30 days notice. Although we have a key man insurance policy on David Danhi, the loss of services of any of the management staff could have a material adverse effect on our business, financial condition or results of operation.

Our success relies on consumers purchasing our products. Changes in consumer preferences and market conditions may affect our ability to be profitable.

Our operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions.  There is no assurance that we will be successful in marketing any of our products, or that the revenues from the sale of such products will be significant.  Consequently, our revenues may vary by quarter, and our operating results may experience fluctuations.

Our success depends on our ability to compete with our major competitors, many of which have greater resources than us.

The mobile food truck and restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We compete for consumer dining dollars with national, regional and local (i) quick service restaurants that offer alternative menus, (ii) casual and “fast casual” restaurant chains, and (iii) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Our ability to compete will depend on the success of our plans to improve existing products, to develop and roll-out new products and product line extensions, to expand the number of trucks/franchises, to effectively respond to consumer preferences and to manage the complexity of our restaurant operations as well as the impact of our competitors’ actions. Some of our competitors have substantially greater financial resources, higher revenues and greater economies of scale than we do. These advantages may allow them to (1) react to changes in pricing and marketing more quickly and more effectively than we can, (2) rapidly expand new product introductions, (3) spend significantly more on advertising, marketing and other promotional activities than we do, all of which may give them a competitive advantage through higher levels of brand awareness among consumers. These competitive advantages arising from greater financial resources and economies of scale may be exacerbated in a difficult economy, thereby permitting our competitors to gain market share. Such competition may adversely affect our revenues and profits by reducing our revenues and royalty payments from franchise restaurants.

Our business plan depends on our ability to successfully integrate and manage our future franchise operations.

Our business plan relies on the substantial expansion of our business through franchise mobile food trucks. However, we lack prior experience with establishing and managing franchise operations. The success of our franchises depends upon, among other things, the identification of suitable locations for food truck operations, the effective management of those franchises’ locations, and our managerial and administrative resources. Our future success will depend on our ability to operate and oversee a significant number of franchise food trucks.

We will not be able to exercise control over the day-to-day operations of our franchised trucks. While we will try to ensure that franchised trucks meet the same operating standards that we demand of Company operated trucks, one or more franchised trucks may not do so. Any operational shortcomings of our franchised trucks are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the franchised royalty revenues we receive from those trucks.

Additionally, we have not yet established a royalty payment structure for our franchise business model. Depending on the structure, our trucks could be at a disadvantage against competitor mobile food trucks that will not have to pay such fees.

Our business plan depends on our ability to successfully enter into new markets.

A significant element of our future growth strategy involves the expansion of our business into new geographic markets. Expansion of our operations depends, among other things, on the acceptance of our business model in various geographic locations. The design of other cities may cause them to be less receptive to food trucks for a variety of reasons, which could hurt our ability to expand into those markets. In addition, changes in climate over seasons could make it difficult to operate a mobile food truck business consistently throughout the year. Some geographic areas may have lower costs associated with establishing fixed locations which may decrease the appeal of operating a mobile food truck over a fixed location. The mobile food truck industry may turn out to be a phenomenon. If this is the case, it may be more difficult for us to attract customers in new markets.

17

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

There is no assurance we can reach our target of 50 to 100 franchise operations within the first year.

Although our goal is to sell 50 to 100 franchises within the first year following launch of our franchise program, there are no assurances that this will occur. Many factors, such as general economic and business conditions, our lack of prior franchise experience, insufficient capital, difficulty in recruiting qualified veterans, and various other factors both within and beyond our control, could substantially decrease our chances of achieving these franchise targets. As of the date of this prospectus, we have not commenced any franchise operations.

We do not have an anticipated timeframe for opening fixed locations.

Our long term business model includes the establishment of fixed locations. However, we do not currently have a fixed location model and have not determined how the operation and franchising of fixed locations will differ from the franchising of mobile food trucks.

Economic conditions have, and may continue to, adversely affect consumer discretionary spending which could negatively impact our business and operating results.

We believe that our sales, customer traffic and profitability are strongly correlated to consumer discretionary spending, which is influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, increased energy prices, inflation, foreclosures, rising interest rates or other cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer spending for dining occasions.

Our franchise business model presents a number of disadvantages and risks.

We intend to have a high percentage of franchise mobile food trucks, and we expect the number of franchises to increase as we continue to implement our growth plans. Our highly franchised business model presents a number of drawbacks, such as our limited influence over franchisees and reliance on franchisees to implement major initiatives, limited ability to facilitate changes in restaurant ownership, limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings and inability or unwillingness of franchisees to participate in our strategic initiatives.

Our principal competitors may have greater influence over their respective systems than we do because of their significantly higher number of restaurants and, as a result, they may have a greater ability to implement operational initiatives and business strategies, including their marketing and advertising programs.

Franchisee support of our marketing and advertising programs is critical for our success.

The support of our franchisees will be critical for the success of our marketing programs and any new capital intensive or other strategic initiatives we seek to undertake, and the successful execution of these initiatives will depend on our ability to maintain alignment with our franchisees. While we can mandate certain strategic initiatives through enforcement of our franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. In addition, our efforts to build alignment with franchisees may result in a delay in the implementation of our marketing and advertising programs and other key initiatives. Our franchisees may not continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives could adversely affect our ability to implement our business strategy and could materially harm our business, results of operations and financial condition.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Increases in the cost of food, paper products and energy could harm our profitability and operating results.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices could adversely affect our operating results. Increases in commodity prices could result in higher operating costs, and the highly competitive nature of our industry may limit our ability to pass increased costs on to our guests.

Increases in energy costs, principally fuel, could adversely affect our operating margins and our financial results if we choose not to pass, or cannot pass, these increased costs to our guests. In addition, our distributors purchase gasoline needed to transport food and other supplies to us. Any significant increases in energy costs could result in the imposition of fuel surcharges by our distributors that could adversely affect our operating margins and financial results if we chose not to pass, or cannot pass, these increased costs to our guests.

Increases in labor costs could slow our growth or harm our business.

We are a labor intensive business. Consequently, our success depends in part upon our ability to manage our labor costs and its impact on our margins. We currently seek to minimize the long-term trend toward higher wages in both mature and developing markets through increases in labor efficiencies. However we may not be successful.

Furthermore, we must continue to attract, motivate and retain employees with the qualifications to succeed in our industry and the motivation to apply our core service philosophy. If we are unable to continue to recruit and retain sufficiently qualified managers or to motivate our employees to sustain high service levels, our business and our growth could be adversely affected. Despite current economic conditions, attracting and retaining qualified managers and employees remains challenging and our inability to meet these challenges could require us to pay higher wages and/or additional costs associated with high turnover. In addition, increases in the minimum wage or labor regulations and the potential impact of union organizing efforts in the different states within the United States in which we operate could increase our labor costs. Additional labor costs could adversely affect our margins.

Our operating results depend on the effectiveness of our marketing and advertising programs.

Our revenues are heavily influenced by brand marketing and advertising. Our marketing and advertising programs may not be successful, which may lead us to fail to attract new guests and retain existing guests. If our marketing and advertising programs are unsuccessful, our results of operations could be materially and adversely affected. Moreover, because franchisees and restaurants will contribute to our advertising fund based on a percentage of our gross sales, our advertising fund expenditures will be dependent upon sales volumes system-wide. If system-wide sales decline, there will be a reduced amount available for our marketing and advertising programs.

Food safety and food-borne illness concerns may have an adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as pathogenic E. coli, bovine spongiform encephalopathy or “mad cow disease,” hepatitis A, salmonella, and other food safety issues have occurred in the food industry in the past, and could occur in the future. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single location. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad cow disease, which could give rise to claims or allegations on a retroactive basis. Any report or publicity linking us or one of our franchisees to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. Outbreaks of disease, as well as influenza, could reduce traffic. If our customers become ill from food-borne illnesses, we could also be forced to temporarily suspend truck stops. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain, significantly increase our costs and/or lower margins for us and our franchisees. In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or guests, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations of restaurant chains in the quick service restaurant segment and could affect us in the future as well.

Our results can be adversely affected by unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events.

Unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events, can adversely impact our sales. Natural disasters such as earthquakes, hurricanes, and severe adverse weather conditions, can keep customers in the affected area from dining out and result in adversely affecting our sales. Because a significant portion of our operating costs is fixed or semi-fixed in nature, the loss of sales during these periods hurts our operating margins and can result in operating losses.

Shortages or interruptions in the availability and delivery of food, beverages and other supplies may increase costs or reduce revenues.

We are, and our franchisees will be, dependent upon third parties to make frequent deliveries of perishable food products that meet our specifications. Shortages or interruptions in the supply of food items and other supplies could adversely affect the availability, quality and cost of items we buy and our operations. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to our operations.

Our distributors operate in a competitive and low-margin business environment. If one of our principal distributors is in financial distress and therefore unable to continue to supply us and our franchisees with needed products, we may need to take steps to ensure the continued supply of products in the affected markets, which could result in increased costs to distribute needed products. If a principal distributor for our company or our franchisees fails to meet its service requirements for any reason, it could lead to a disruption of service or supply until a new distributor is engaged, which could have an adverse effect on our business.

Risks Related to Our Common Stock

There is no public trading market for our common stock and you may not be able to resell your common stock.

There is no established public trading market for our common stock. We cannot predict whether an active market for shares of our common stock will develop in the future. In the absence of an active trading market:

•	Investors may have difficulty buying and selling or obtaining market quotations;

•	Market visibility for shares of our common stock may be limited; and

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

•	A lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock.

We may not qualify for OTC Bulletin Board inclusion, and therefore you may be unable to sell your shares.

We believe that, at sometime following effectiveness of a registration statement that the Company intends to file, our common stock will become eligible for quotation on the OTC Bulletin Board and/or OTCQB Market, which we refer to herein as the OTCBB/OTCQB. No assurances can be given, however, that this eligibility will be granted. OTCBB/OTCQB eligible securities include securities not listed on a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Act, and require that the company be current in its periodic securities reporting obligations.

Among other matters, in order for our common stock to become OTCBB/OTCQB eligible, a broker/dealer member of FINRA, must file a Form 211 with FINRA and commit to make a market in our securities once the Form 211 is approved by FINRA. As of the date of this Annual Report, a Form 211 has not been filed with FINRA by any broker/dealer. If for any reason our common stock does not become eligible for quotation on the OTCBB/OTCQB or a public trading market does not develop, purchasers of shares of our common stock may have difficulty selling their shares should they desire to do so. If we are unable to satisfy the requirements for quotation on the OTCBB/OTCQB, any quotation of in our common stock would be conducted in the “pink” sheets market. As a result, a purchaser of our common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. The above-described rules may materially adversely affect the liquidity of our securities. See “Plan of Distribution.”

Future issuance of our common stock could dilute the interests of existing stockholders.

We may issue additional shares of our common stock in the future. The issuance of a substantial amount of common stock could have the effect of substantially diluting the interests of our stockholders. In addition, the sale of a substantial amount of common stock in the public market, either in the initial issuance or in a subsequent resale by the target company in an acquisition which received such common stock as consideration or by investors who acquired such common stock in a private placement could have an adverse affect on the market price of our common stock.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our common shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The application of the Securities and Exchange Commission’s “penny stock” rules to our common stock could limit trading activity in the market, and our stockholders may find it more difficult to sell their stock.

It is expected our common stock will be trading at less than $5.00 per share and is therefore subject to the SEC‘s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

22

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Lack of experience as officers of publicly-traded companies of our management team may hinder our ability to comply with Sarbanes-Oxley Act.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

We have incurred increased costs as a public company which may affect our profitability.

Grilled Cheese previously operated as a private company in California. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the SEC’s rules and regulations relating to public disclosure. SEC disclosures generally involve a substantial expenditure of financial resources. Compliance with these rules and regulations significantly increase our legal and financial compliance costs and some activities are more time-consuming and costly.  Management may need to increase compensation for senior executive officers, engage additional senior financial officers who are able to adopt financial reporting and control procedures, allocate a budget for an investor and public relations program, and increase our financial and accounting staff in order to meet the demands and financial reporting requirements as a public reporting company. Such additional personnel, public relations, reporting and compliance costs may negatively impact our financial results.

In the event a market develops for our common stock, the market price of our common stock may be volatile.

In the event a market develops for our common stock, the market price of our common stock may be highly volatile, as is the stock market in general, and the market for OTC Bulletin Board quoted stocks in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our common stock. Further, we are registering 17,612,334 shares for resale pursuant to this prospectus and such shares being registered for resale do not contain any resale or lock-up provisions. These factors may materially adversely affect the market price of our common stock, regardless of our performance and the sale of a significant amount of these shares may suppress the market price. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Because we became a public company by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we became public through a “reverse merger.” Securities analysts of major brokerage firms may not provide our company coverage since there is little incentive to brokerage firms to recommend the purchase of its common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act), we may elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

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DRAFT – December , 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of an extension of time to comply with new or revised financial accounting standards;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may elect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” As a result of taking advantage of this election, our financial statements may not be comparable to companies that comply with the effective dates for public companies. Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations to increase our compliance costs and to make certain activities more time consuming and costly. As a public company, we also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As of the date of this prospectus, we currently have an interim chief executive officer and an interim chief financial officer, and we are currently in the process of finding their respective permanent replacements. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

Because our directors and executive officers are among our largest shareholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from investors.

Our directors and executive officers collectively and beneficially own 84.46% of outstanding common stock. David Danhi, our Chief Creative Officer and director, beneficially owns 37.48% of our outstanding common stock. Additionally, the holdings of our directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional shares of our common stock. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

•	to elect or defeat the election of our directors;

•	to amend or prevent amendment of our Certificate of Incorporation or By-laws;

•	to effect or prevent a merger, sale of assets or other corporate transaction; and

•	to control the outcome of any other matter submitted to our shareholders for vote.

Such persons’ stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

24

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants and conversion of our outstanding convertible notes can have a dilutive effect on our common stock.

If the price per share of our common stock at the time of exercise of any warrants or other convertible securities is in excess of the various exercise or conversion prices of such convertible securities and the holders of our convertible securities decide to convert such securities into shares of common stock, it will have a dilutive effect on our common stock. As of June 30, 2013, we had (i) outstanding warrants to purchase 4,011,978 shares of our common stock at a weighted average exercise price of $2.04 per share and (ii) outstanding convertible notes that, upon conversion, would provide note holders with an aggregate of 3,519,955 shares of our common stock. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to those of our common stock and result in additional dilution of the existing ownership interests of our common stockholders.

25

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” The statements contained in this prospectus that are not historical fact are forward-looking statements.  Forward-looking statements may be identified by the use of forward-looking terminology such as “should,” “could,” “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intends,” “continue,” or similar terms or variations of those terms or the negative of those terms.  All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of The Grilled Cheese Truck. Forward-looking statements are merely our current predictions of future events. Investors are cautioned that any such forward-looking statements are inherently uncertain, are not guaranties of future performance and involve risks and uncertainties. Actual results may differ materially from our predictions.

Although we have sought to identify the most significant risks to our business, we cannot predict whether, or to what extent, any of such risks may be realized, nor is there any assurance that we have identified all possible issues that we might face. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” beginning on page 13. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling stockholders. We may receive proceeds from the exercise of the warrants. If all of the warrants exercisable for shares of common stock are exercised by the selling stockholders, we could receive net proceeds of up to approximately $10,014,800 . The holders of the warrants are not obligated to exercise the warrants and we cannot assure that the holders of the warrants will choose to exercise all or any of the warrants.

We intend to use the estimated net proceeds received upon exercise of the warrants, if any, for working capital and general corporate purposes.

DIVIDEND POLICY

To date, we have paid no dividends on our common stock and have no present intention of paying any dividends on our common stock in the foreseeable future. The payment by us of dividends on the common stock in the future, if any, rests solely within the discretion of our board of directors and will depend upon, among other things, our earnings, capital requirements and financial condition, as well as other factors deemed relevant by our board of directors.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forwarding looking statements as a result of certain factors, including but not limited to, those which are not within our control.

We qualify as an “emerging growth company” as defined in the JOBS Act, and have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) taking advantage of an extension of time to comply with new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” As a result of taking advantage of this election, our financial statements may not be comparable to companies that comply with the effective dates for public companies.

Overview

TRIG Acquisition 1, Inc. was incorporated in the State of Nevada on December 31, 2009 as GSP-1, Inc. The Company was formed as a vehicle to pursue a business combination. The Company selected December 31 as its fiscal year end. On July 6, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation to change its name from “GSP-1, Inc.” to “TRIG Acquisition 1, Inc.” On February 19, 2013, following the Share Exchange Transaction, the Company changed its corporate name from “TRIG Acquisition 1, Inc.” to “The Grilled Cheese Truck, Inc.”

From inception until the closing of the Share Exchange Transaction, we solely existed as a vehicle to pursue a business combination. As a result of the Share Exchange Transaction, we ceased our prior operations and, through our wholly-owned subsidiary, Grilled Cheese, now operate as a food truck franchisor, specializing in grilled cheese.

Grilled Cheese, Inc. was a privately held California S corporation, incorporated on September 18, 2009. Immediately prior to the closing of the Share Exchange Transaction, David Danhi and Michelle Grant were the shareholders of Grilled Cheese. Grilled Cheese’s operations to date have consisted of sales of grilled cheese and food related items in their operating food truck, business formation, strategic development, marketing, website development, negotiations with potential franchisees and capital raising activities.

The Grilled Cheese Truck is a food truck that sells various types of gourmet grilled cheese and other comfort foods principally in the Los Angeles, California area and in Phoenix, Arizona. Each of our trucks currently makes approximately ten stops per week (lunch and dinner five days a week) at prearranged locations. The food preparation occurs at our kitchens which support streamlined operations within the truck itself by limiting assembly and grilling, allowing the truck to achieve maximum revenues per hour and delivering melts, Tater Tots™, soups and sides efficiently to its customers. Our business model implements the use of social media and location booking to secure high sales per stop. Our website, www.thegrilledcheesetruck.com lists the weekly schedule where the trucks will be stopping.

We are capitalizing on the burgeoning food truck industry through its established food service operations and social media strategy. Driving our growth, we have received national media visibility and as of the date of this prospectus, have accumulated over 120,000 total followers through a variety of social media platforms, including Facebook, Twitter and Instagram.

We believe that the use of social media allows us to communicate with a large group of an interested fan base in real time, letting them know exactly where and when our food trucks will be located.  We believe that providing potential customers with up-to-date information regarding the time and location of our trucks helps promote and drive additional customers to our trucks, therefore increasing our sales at each prospective location. We believe we have established brand presence in certain locations, such as Southern California, Phoenix, Arizona and San Antonio and Austin, Texas, but have sustained losses to date.

We are currently an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act), we may elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of an extension of time to comply with new or revised financial accounting standards;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may elect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” As a result of taking advantage of this election, our financial statements may not be comparable to companies that comply with the effective dates for public companies. Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2012 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses totaling $1,192,452 and cash used in operations totaling $1,101,277 . Our business will require significant amounts of capital to sustain operations and make the investments we need to execute our longer term business plan. Our net loss for the nine months ended September 30, 2013 was $3,948,706 and the deficit accumulated by us amounts to $6,252,565 as of September 30, 2013. These matters raise substantial doubt about our ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

In order to continue as a going concern and achieve a profitable level of operations, we will need, among other things, additional capital resources.  Management’s plan to continue as a going concern includes raising capital through increased sales and conducting additional financings through debt and equity transactions. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. Our ability to continue as a going concern is dependent upon the management’s ability to successfully implement the plans described above, including securing additional sources of financing and attain profitable operations.   Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for us to raise additional capital on an immediate basis. We are actively targeting sources of additional financing through debt and equity transactions and other transactions as described in Note 16 (page F-23) to the financial statements for the quarter ended September 31, 2013. There can be no assurance that we will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

We currently generate revenue from retail sales through nine company operated food trucks and five licensed trucks to third-party licensees. All trucks are rented or leased. For our company operated trucks, we receive 100% of reported revenue and bear all associated costs. On licensed trucks, we collect 6% of gross revenue of the third-party licensees. We intend to expand and generate revenue from franchise revenues, consisting primarily of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid by franchisees as well as property income we derive from properties we lease or sublease to our franchisees. However, we cannot provide any assurance or guarantee that we will be able to implement our franchise expansion or collect any royalties based on a percentage of sales reported by franchisees.

28

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The immediate operating objectives for the Company include the implementation of more efficient systems and equipment. Management recognizes the importance of efficient cash and accounting management systems and will implement an advanced point-of-sales (POS) platform that will work for both company and franchised outlets. In addition to quicker customer order process, this system will also streamline the financial reporting, cost of goods, performance metrics and finance processes. It will also track franchised operations and remotely calculate and collect royalties, all in real time and on a daily basis. We have implemented the new POS system during the second quarter of 2013.

Results of Operations:

Nine Months Ended September 30, 2013 Compared with Nine Months Ended September 30, 2012

The following table summarizes changes in selected operating indicators, illustrating the relationship of various income and expense items to food and beverage sales for the respective periods presented:

	Nine Months Ended September 30, 2013	% of Revenue	Nine Months Ended September 30, 2012	% of Revenue

Revenue:
Food truck sales	$998,179	74%	$739,650	76%
Catering and special events	231,181	17%	228,883	24%
Licensed truck	118,810	9%	-	0%
Total revenue	1,348,170	100%	968,533	100%

Cost of Sales:

Food and beverage	422,800	31%	263,733	27%
Food truck expenses	559,832	42%	321,826	33%
Commissary and kitchen expenses	327,212	24%	41,621	4%
Total cost of sales	1,309,844	97%	627,180	65%

Gross Profit	38,326	3%	341,353	35%

Operating Expenses:
General and administrative	1,916,355	142%	285,119	29%
Selling costs	218,340	16%	48,200	5%
Consulting expense - related parties	1,310,712	97%	-	0%
Depreciation	26,876	2%	4,549	0%
Amortization of intangible assets	4,035	0%	-	0%
Total operating expenses	3,476,316	258%	337,868	35%

(Loss) Income From Operations	(3,437,992)	-255%	3,485	0%

Other Expenses:
Interest expense	240,990	18%	1,130	0%
Interest expense - related party	1,138	0%	-	0%
Amortization of debt discount	207,178	15%	-	0%
Amortization of deferred finance costs	61,338	5%	-	0%
Loss on sale of fixed asset	-	0%	1,440	0%
(Loss) Income before provision for income tax	(3,948,636)	-293%	915	0%

Provision for income tax (benefit) expense	(70)	0%	(100)	0%
Net (loss) income	$(3,948,706)	-293%	$1,015	0%

29

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Revenue. Sales generated from food trucks, catering and special events and licensed truck sales totaled $1,348,170 for the nine months ended September 30, 2013, as compared to $968,533 for the same period in 2012. The 39% increase in sales is primarily related to the increased popularity of the Company’s truck sales and catered events as well as the additional source of revenue generated from our licensed truck sales. During 2012 and 2013, the Company entered in to agreements with a licensees such that the licensees were granted licenses to operate food trucks. The Company began generating revenue from this source in January 2013. Revenue is recognized at the end of each month when the licensees are invoiced and the revenue is booked as a receivable.

Cost of sales. Cost of sales is mainly comprised of food and beverage products used to make grilled cheese sandwiches, other food products, beverages and paper products and the operating costs related to the food truck, including food truck employee compensation and benefits, commissary kitchen costs, maintenance and fuel.

Food and beverage expenses consist of cheese, poultry, seafood, containers and other types of foods and various types of beverages. Food and beverage cost of sales totaled $422,800 for the nine months ended September 30, 2013 as compared to $263,733 for the nine months ended September 30, 2012. The 60% increase in food and beverage cost of sales is primarily related to the increase in sales as well as the expansion of the Company’s operation in Phoenix. As a percentage of food sales revenue, food and beverage cost of sales were 31% for 2013, compared to 27% for 2012.

Food truck expenses consist of truck staff payroll, truck insurance, gas, repairs and maintenance and other truck related expenses. Food truck cost of sales totaled $559,832 for the nine months ended September 30, 2013, as compared to $321,826 for the nine months ended September 30, 2012. The 74% increase in food truck cost of sales is primarily related to the expansion of the Company’s operations in Phoenix. As a percentage of food sales revenue, food truck cost of sales was 42% for 2013 and 33% for 2012.

Commissary and kitchen expenses consist of occupancy, equipment and commissary employee compensation. Commissary kitchen expenses totaled $327,212 for the nine months ended September 30, 2013, as compared to $41,621 for the nine months ended September 30, 2012. The 686% increase in commissary kitchen expenses is primarily related to the increase in staff wages, the related payroll taxes, an increase in rent and costs associated with setting up our Phoenix location. As a percentage of food sales revenue, commissary and kitchen expenses increased to 24% for 2013, compared to 4% for 2012 for the reasons set forth above.

Gross profit. Gross profit for the nine months ended September 30, 2013 decreased by $303,027, or 89%, to $38,326 from $341,353 for the same period in 2012. The gross profit margin decreased from 35% for the nine months ended September 30, 2012 to 3% for the same period in 2013. The change in gross profit relates to the increase in commissary and kitchen expenses as a percentage of sales of 20% and an increase in food truck expenses as a percentage of sales of 9%.

General and administrative expenses. General and administrative expenses (consisting of general corporate expenses, including but not limited to advertising, insurance, professional costs, clerical and administrative overhead) totaled $1,916,355 for the nine months ended September 30, 2013, as compared to $285,119 for the same period in 2012. The 572% increase in general and administrative expenses is primarily related to the expenses associated with the increased consulting fees, professional fees and executive compensation which are needed to expand the business. Specifically, consulting fees increased to approximately $562,000 compared to $0 in 2012, legal, accounting and other professional fees increased to approximately $260,000 as compared to $18,500 in 2012 and compensation expenses totaled approximately $566,000 compared to $120,000 in 2012.

Selling costs. Selling costs include, but are not limited to, marketing and promotion, advertising, printing, processing fees and utility vehicle rental which is used to transport employees to and from the food trucks, totaled $218,340 for the nine months ended September 30, 2013, as compared to $48,200 for the same period in 2012. The 353% increase in selling costs relates to marketing wages, sponsorship of an event in Phoenix, the purchase of a van to transport crew to truck stops rather than renting vans and upgrades related to the Company’s website.

Consulting expense – related party. Consulting expenses – related party totaled $1,310,712 for the nine months ended September 30, 2013, as compared to $0 for the same period in 2012. The increase relates to the addition of consulting expenses from TRIG which includes monthly fees to consultants as well as $733,000 in stock compensation issued to certain other consultants.

Depreciation. Depreciation expense totaled $26,876 for the nine months ended September 30, 2013, as compared to $4,549 for 2012. The increase relates to the addition of fixed assets late in 2012 and the second and third quarters of 2013 including the addition of approximately $543,000 in fixed assets purchased relating to the Asset Purchase Agreement dated August 8, 2013.

Amortization of intangible assets. Amortization expense totaled $4,035 for the nine months ended September 30, 2013, as compared to $Nil for 2012. The increase relates to the addition of approximately $139,000 in intangible assets purchased relating to the asset purchase agreement dated August 8, 2013.

Other Expenses. Other expenses include interest and amortization expense. For the nine months ended September 30, 2013 other expenses, totaled $510,644 as compared to $2,570 for the same period in 2012. The increase in other expenses relates to interest and amortization related to the issuance of notes payable.

Net loss. Net loss for the nine months ended September 30, 2013 increased by $3,949,721 to a loss of $3,948,706 from a profit of $1,015 for the same period in 2012. The increase in net loss relates to the increase in 2013 of professional fees, general and administrative expenses, interest expense and amortization of debt discount.

30

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Three Months Ended September 30, 2013 Compared with Three Months Ended September 30, 2012

The following table summarizes changes in selected operating indicators, illustrating the relationship of various income and expense items to food and beverage sales for the respective periods presented:

	Three Months Ended September 30, 2013	% of Revenue	Three Months Ended September 30, 2012	% of Revenue

Revenue:
Food truck sales	$303,922	72%	$247,373	72%
Catering and special events	76,965	18%	95,748	28%
Licensed truck	39,693	9%	-	0%
Total revenue	420,580	100%	343,121	100%

Cost of Sales:
Food and beverage	144,496	34%	92,467	27%
Food truck expenses	210,694	50%	78,820	23%
Commissary and kitchen expenses	108,459	26%	(44,734)	-13%
Total cost of sales	463,649	110%	126,553	37%

Gross (Loss) Profit	(43,069)	-10%	216,568	63%

Operating Expenses:
General and administrative	763,125	181%	173,754	51%
Selling costs	54,110	13%	14,626	4%
Consulting expense - related parties	325,035	77%	-	0%
Depreciation	22,619	5%	1,516	0%
Amortization of intangible assets	4,035	1%	-	0%

Total operating expenses	1,168,924	277%	189,896	55%

(Loss) Income From Operations:	(1,211,993)	-287%	26,672	8%

Other Expenses:
Interest expense	89,332	21%	393	0%
Interest expense - related party	427	0%	-	0%
Amortization of debt discount	14,390	3%	-	0%
Amortization of deferred finance costs	27,288	6%	-	0%
Loss on sale of fixed asset	-	0%	-	0%
(Loss) Income before provision for income tax	(1,343,430)	-319%	26,279	8%

Provision for income tax (benefit) expense	204	0%	-	0%
Net (loss) income	$(1,343,226)	-319%	$26,279	8%

Revenue. Sales generated from food trucks, catering and special events and licensed truck sales totaled $420,580 for the three months ended September 30, 2013, as compared to $343,121 for the same period in 2012. The 23% increase in sales is primarily related to the increased popularity of the Company’s truck sales and catered events as well as the additional source of revenue generated from our licensed truck sales. During 2012 and 2013, the Company entered in to agreements with a licensees such that the licensees were granted licenses to operate food trucks. The Company began generating revenue from this source in January 2013. Revenue is recognized at the end of each month when the licensees are invoiced and the revenue is booked as a receivable.

Cost of sales. Cost of sales is mainly comprised of food and beverage products used to make grilled cheese sandwiches, other food products, beverages and paper products and the operating costs related to the food truck, including food truck employee compensation and benefits, commissary kitchen costs, maintenance and fuel.

Food and beverage expenses consist of cheese, poultry, seafood, containers and other types of foods and various types of beverages. Food and beverage cost of sales totaled $144,496 for the three months ended September 30, 2013 as compared to $92,467 for the three months ended September 30, 2012. The 56% increase in food and beverage cost of sales is primarily related to the increase in sales as well as the expansion of the Company’s operation in Phoenix. As a percentage of food sales revenue, food and beverage cost of sales were 34% for 2013, compared to 27% for 2012.

Food truck expenses consist of truck staff payroll, truck insurance, gas, repairs and maintenance and other truck related expenses. Food truck cost of sales totaled $210,694 for the three months ended September 30, 2013, as compared to $78,820 for the three months ended September 30, 2012. The 167% increase in food truck cost of sales is primarily related to the expansion of the Company’s operations in Phoenix. As a percentage of food sales revenue, food truck cost of sales was 50% for 2013 and 23% for 2012.

31

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Commissary and kitchen expenses consist of occupancy, equipment and commissary employee compensation. Commissary kitchen expenses totaled $108,459 for the three months ended September 30, 2013, as compared to $(44,734) for the three months ended June 30, 2012. The 342% increase in commissary kitchen expenses is primarily related to the increase in staff wages, the related payroll taxes, an increase in rent and costs associated with setting up our Phoenix location. As a percentage of food sales revenue, commissary and kitchen expenses increased to 26% for 2013, compared to -13% for 2012 for the reasons set forth above.

Gross (loss) profit. Gross profit for the three months ended September 30, 2013 decreased by $259,637, or 120%, to $(43,069) from $216,568 for the same period in 2012. The gross (loss) profit margin decreased from 63% for the three months ended September 30, 2012 to -10% for the same period in 2013. The change in gross profit relates to the increase in commissary and kitchen expenses as a percentage of sales of 39% and an increase in food truck expenses as a percentage of sales of 27%.

General and administrative expenses. General and administrative expenses (consisting of general corporate expenses, including but not limited to advertising, insurance, professional costs, clerical and administrative overhead) totaled $763,125 for the three months ended September 30, 2013, as compared to $173,754 for the same period in 2012. The 339% increase in general and administrative expenses is primarily related to the expenses associated with the increased consulting fees, professional fees and executive compensation which are needed to expand the business.

Selling costs. Selling costs include, but are not limited to, marketing and promotion, advertising, printing, processing fees and utility vehicle rental which is used to transport employees to and from the food trucks, totaled $54,110 for the three months ended September 30, 2013, as compared to $14,626 for the same period in 2012. The 270% increase in selling costs relates to marketing wages, sponsorship of an event in Phoenix, the purchase of a van to transport crew to truck stops rather than renting vans and upgrades related to the Company’s website.

Consulting expense – related party. Consulting expenses – related party totaled $325,035 for the three months ended September 30, 2013, as compared to $0 for the same period in 2012. The increase relates to the addition of consulting expenses as well as the value of shares issued to consultants from TRIG which includes approximately $250,000 in stock compensation issued to consultants.

Depreciation. Depreciation expense totaled $22,619 for the three months ended September 30, 2013, as compared to $1,516 for 2012. The increase relates to the addition of fixed assets late in 2012 and the second and third quarters of 2013 including the addition of approximately $543,000 in fixed assets purchased relating to the asset purchase agreement dated August 8, 2013.

Amortization of intangible assets. Amortization expense totaled $4,035 for the three months ended September 30, 2013, as compared to $Nil for 2012. The increase relates to the addition of approximately $139,000 in intangible assets purchased relating to the asset purchase agreement dated August 8, 2013.

Other Expenses. Other expenses include interest and amortization expense. For the three months ended September 30, 2013 other expenses, totaled $131,437 as compared to $393 for the same period in 2012. The increase in other expenses relates to interest and amortization related to the issuance of notes payable.

Net loss. Net loss for the three months ended September 30, 2013 increased by $1,369,505 to a net loss of $1,343,226 from net income of $26,279 for the same period in 2012. The increase in net loss relates to the increase in 2013 of professional fees, general and administrative expenses, interest expense and amortization of debt discount.

Liquidity and Capital Resources

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. The Company has cash of $63,306 and negative net working capital of $1,286,383 at September 30, 2013. The Company’s cash and working capital amounts were derived from the proceeds of financing transactions in which it raised proceeds of $1,650,000 in 2012 and $1,870,000 in 2013 through the issuance of notes, convertible notes and common stock purchase warrants. The Company’s net loss for the nine months ended September 30, 2013 was $3,948,706 and the deficit accumulated by the Company amounts to $6,252,565 as of September 30, 2013. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

In order to continue as a going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources.  Management’s plan to continue as a going concern includes raising capital through increased sales and conducting additional financings through debt and equity transactions. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. The ability of the Company to continue as a going concern is dependent upon the management’s ability to successfully implement the plans described above, including securing additional sources of financing and attain profitable operations.   Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis. The Company is actively targeting sources of additional financing through debt and equity transactions and other transactions as described in Note 15. There can be no assurance that we will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

The Company's liquidity and capital needs relate primarily to working capital and other general corporate requirements. To date, the Company has funded its operations with convertible loans, by the sale of common stock and through a private placement offering. Cash and cash equivalents as of September 30, 2013 was $63,306, a $14,728 decrease as compared to December 31, 2012. As of September 30, 2013, working capital deficit (current assets less current liabilities) increased to $(1,286,383) from $(838,992), as of December 31, 2012. Cash used in operations of $2,078,518 in 2013 was primarily attributable to the net loss of $3,948,706 offset by adjustments totaling $1,870,188, which primarily relates to an increase in accounts receivable of $658, increase in prepaid expenses and other current assets of $34,752, an increase in notes receivable of $104,290, net increase in accounts payable – related parties and accounts payable of $459,949, an increase in deferred finance costs of $177,100, an increase in accrued interest of $236,491, an increase in accrued compensation of $39,500, common stock, options and warrants issued for services of $1,218,656 and $299,427 of depreciation and amortization. Cash used in operations of $27,346 for the same period in 2012 was primarily attributable to the net income of $1,015 offset by adjustments totaling $26,331, which primarily relates to an increase in accounts receivable of $11,901, decrease in prepaid expenses and other current assets of $12,086, increase in accounts payable and accrued expenses of $12,584, loss on sale of property and equipment of $1,440 and $4,549 of depreciation.

32

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Net cash provided by investing activities was $168,723 for the nine month period in 2013 and $1,200 in the same period in 2012. The Company purchased computer equipment, food service equipment and equipment for the Company’s trucks and received proceeds from deferred sale of intangible assets during the nine months ended September 30, 2013. During the same period in 2012 we sold equipment totaling $1,200.

Net cash provided by (used in) financing activities was $1,855,068 for the nine month period in 2013 and $(19,132) for the same period in 2012. In 2013, we had proceeds of $1,896,200 from convertible notes and shareholder advances and we had payments totaling $41,132 which were payments made for notes payable and a repayment of a loan from a shareholder. During the same period in 2012, we had a bank overdraft of $6,211 and we repaid $12,921 to a note holder and a shareholder.

Financial Position

The Company's liquidity and capital needs relate primarily to working capital and other general corporate requirements. As of September 30, 2013, the company raised approximately $3,520,000 in senior secured notes. Management plans to continue raising capital through increased sales and by engaging in additional debt and equity financing transactions The Company will use the proceeds for operating and working capital, expenses, professional fees, advisory fees and future business.

Total assets increased by $997,178, or 321%, to $1,307,344 as of September 30, 2013 from $310,166 as of December 31, 2012. This increase was primarily attributable to the increase in property and equipment, intangible assets, prepaid expenses, increase in accounts receivable and notes receivable as well as an increase in deferred financing costs and other assets.

Total liabilities increased by $2,386,876, or 94%, to $4,913,272 as of September 30, 2013 from $2,526,396 as of December 31, 2012. This increase was primarily attributable to an increase in accounts payable and accrued expenses totaling $626,825, increase in deferred sales of intangible assets of $250,000, increase in notes payable of $40,884 as well as the issuance of convertible notes payable (short term and long term) totaling $1,474,934.

Total stockholders’ deficit increased by $1,389,698 during 2013. This increase was attributable to the net loss totaling $3,948,706 off-set with the increase in additional paid in capital of $2,555,963 and increase in common stock of $3,045.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table summarizes changes in selected operating indicators, illustrating the relationship of various income and expense items to food and beverage sales for the respective periods presented:

	Twelve Months Ended December 31, 2012	% of Revenue	Twelve Months Ended December 31, 2011	% of Revenue
Revenue:
Food and beverage sales	$1,308,495	100%	$1,422,064	100%

Cost of Sales
Food and beverage	358,213	27%	410,199	29%
Food truck expenses	457,488	35%	541,186	38%
Commissary and kitchen	194,216	15%	118,701	8%
Merchandise	2,387	0%	-	0%
Total cost of sales	1,012,304	77%	1,070,086	75%

Gross Profit	296,191	23%	351,978	25%

Operating Expenses
General and administrative	994,644	76%	252,913	18%
Selling costs	121,099	9%	71,160	5%
Consulting expense-related parties	146,762	11%	-	0%
Depreciation	7,375	1%	6,163	0%
Total operating expenses	1,269,880	97%	330,236	23%

(Loss) Income from operations	(973,689)	-74%	21,742	2%

Other Expenses
Interest expense, net	47,530	4%	1,432	0%
Interest expense – related party	458	0%	-	0%
Amortization of debt discount	167,109	13%	-	0%
Amortization of deferred finance costs	2,326	0%	-	0%
Loss on sale of fixed asset	1,440	0%	-	0%
(Loss) Income before provision for income taxes	(1,192,552)	-91%	20,310	1%
Provision for income taxes (benefit) expense	(100)	0%	300	0%
Net (loss) income	$(1,192,452)	-91%	$20,010	1%

Selected operating data:
Number of food trucks in operation
Beginning of the period	2		1
Food truck opening	3		1
End of the period	5		2

33

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The following table summarizes changes in selected operating indicators, illustrating the relationship of various income and expense items to food and beverage sales for the respective periods presented:

Food and beverage sales. Food and beverage sales generated from food trucks and catered sales (food sales) totaled $1,308,495 for 2012, as compared to $1,422,064 for 2011. The 8% decrease in food sales is primarily related to the trucks reducing the number of stops in order to focus on a higher level of customer service, food quality, menu testing and development.

Cost of sales. Cost of sales is mainly comprised of food and beverage products used to make grilled cheese sandwiches, other food products, beverages and paper products and the operating costs related to the food truck, including food truck employee compensation and benefits, commissary kitchen costs, maintenance and fuel.

Food and beverage expenses consist of cheese, poultry, seafood, containers and other types of foods and various types of beverages. Food and beverage cost of sales totaled $358,213 for 2012 as compared to $410,199 for 2011. The 13% decrease in food and beverage cost of sales is primarily related to the reduction in revenue from trucks reducing the number of stops in order to focus on a higher level of customer service, food quality, menu testing and development. The reduction in revenue had a direct effect on the food and beverage cost of sales. As a percentage of food sales revenue, food and beverage cost of sales remained steady to 27% for 2012, compared to 29% for 2011.

Food truck expenses consist of truck staff payroll, truck insurance, gas, repairs and maintenance and other truck related expenses. Food truck cost of sales totaled $457,488 for 2012, as compared to $541,186 for 2011. The 15% decrease in food truck cost of sales is primarily related to the reduction in revenue from trucks reducing the number of stops in order to focus on a higher level of customer service, food quality, menu testing and development. The reduction in revenue had a direct effect on the food truck cost of sales. As a percentage of food sales revenue, food truck cost of sales was 35% for 2012 and 38% for 2011.

Commissary kitchen expenses consist of occupancy, equipment and commissary employee compensation. Commissary kitchen expenses totaled $194,216 for 2012, as compared to $118,701 for 2011. The 64% increase in commissary kitchen expenses is primarily related to the increase in staff wages, the related payroll taxes, an increase in rent and costs associated with setting up our Phoenix location. As a percentage of food sales revenue, commissary kitchen expenses increased to 15% for 2012, compared to 8% for 2011.

Gross profit. Gross profit for 2012 decreased by $55,787, or 16%, to $296,191 from $351,978 for 2011. As a percentage of food and beverage sales, operating margin for 2012 was 23%, as compared to 25% for 2011.

General and administrative expenses. General and administrative expenses (consisting of general corporate expenses, including but not limited to advertising, insurance, professional costs, clerical and administrative overhead) totaled $994,644 for 2012, as compared to $252,915 for 2011. The 293% increase in general and administrative expenses is primarily related to the expenses associated with the reverse acquisition transaction including increased general and administrative expenses from TRIG Acquisition 1, Inc. As a percentage of food beverage sales revenue, general and administrative expenses increased to 76% for 2012, compared to 18% for 2011.

Selling costs. Selling costs, include but are not limited to marketing and promotion, advertising, printing processing fees and shuttle vehicle rental, totaled $121,099 for 2012, as compared to $71,160 for 2011. The increase in selling costs relates to expenses associated with the reverse acquisition transaction including the addition of selling costs from TRIG.

Consulting expense – related party. Consulting expenses – related party totaled $146,762 for 2012, as compared to $nil for 2011. The increase relates to the addition of consulting expenses from TRIG.

Depreciation. Depreciation expense totaled $7,375 for 2012, as compared to $6,161 for 2011. The increase relates to the addition of fixed assets during 2012 offset with the sale of fixed asset.

Other Expenses. Other expenses, include interest expense, amortization and the loss on sale of a fixed asset. In 2012 other expenses, totaled $218,863 as compared to $1,432 for 2011. The increase in other expenses relates to expenses associated with the reverse acquisition transaction including the addition of other expenses from TRIG.

Net income (loss). Net income for 2012 decreased by $1,212,462 or 6,059% to $(1,192,452) from $20,010 for 2011. As a percentage of food and beverage sales, net income (loss) for 2012 was -91%, as compared to 1% for 2011.

Liquidity and Capital Resources

As of December 31, 2012, working capital (current assets less current liabilities) decreased to $(838,992) from $18,995, as of December 31, 2011. Cash used in operations of $1,101,277 in 2012 was primarily attributable to the net loss of $1,192,452 offset by adjustments totaling $91,176, which primarily relates to increase in accounts receivable of $5,346, increase in prepaid expenses and other assets of $25,814, net increase in accounts payable – related parties and accounts payable of $88,039, an increase in deferred finance costs of $147,684, an increase in accrued interest $40,518, decrease in accrued compensation of $43,445, an increase in other current liabilities of $2,192 and an increase of $176,810 of depreciation and amortization. Cash provided by operations of $17,304 in 2011 was primarily attributable to the net income of $20,010 offset by adjustments totaling $(2,706), which primarily relates to a decrease in accounts payable and accrued expenses of $12,713, an increase in current assets of $622, a decrease in other current liabilities of $3,224 and $6,161 of depreciation.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Net cash used in investing activities was $13,196 in 2012 and $13,115 in 2011. We incurred capital expenditures of $14,395 in 2012 primarily related to the purchase and lease of food service equipment and vehicles. The Company also sold equipment during the year totaling $1,199. We incurred capital expenditures of $13,115 in 2011 primarily related the purchase of food service equipment and certain leasehold improvements.

Net cash provided by financing activities was $1,124,730 for 2012 and $8,303 for 2011. In 2012, we had proceeds of $1,675,006 from convertible notes, promissory notes and shareholder loans and we had payments totaling $550,276 which were payments made to a minority shareholder, a repayment of a note payable and a repayment of a loan from a shareholder. In 2011, we drew on our bank overdraft line in the amount of $6,211 and had proceeds from notes payable of $9,576. In 2011, we used $6,984 so that we can finance a portion of our general liability insurance policy and repaid a portion of a loan from a shareholder for $500.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2013 and December 31, 2012.

Inflation

We do not believe that inflation has had a material effect on our Company’s results of operations.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 3 to our unaudited condensed consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions. We believe that the following critical accounting policies are subject to estimates and judgments used in the preparation of our consolidated financial statements:

Estimated Useful Lives of Property and Equipment

The estimates of useful lives for property and equipment are significant estimates. Expenditures for the leasehold improvements and equipment when a food truck is first contracted are material. In addition, periodic refurbishing takes place and those expenditures can be material. We estimate the useful life of those assets by considering, among other things, expected use and life of the food truck. The assets are then depreciated using a straight line method over those estimated lives. These estimated lives are reviewed periodically and adjusted if necessary. Any necessary adjustment to depreciation expense is made in the income statement of the period in which the adjustment is determined to be necessary.

Stock-Based Compensation

We adopted the provisions of ASC 718. We estimate the fair value of stock options using a binomial model, consistent with the provisions of ASC 718 and SEC Staff Accounting Bulletin No. 107, Share-Based Payment. Option-pricing models require the input of highly subjective assumptions, including the price volatility of the underlying stock. We determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. The expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. We believe the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan, we decided to continue to use the Black-Scholes model to calculate the estimated fair value. The fair of the Company’s common stock was determined based on valuation performed by Management, which took into consideration, where applicable, cash received , market participant inputs, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The fair value of the Company’s common stock on each grant date are adjusted to estimated fair value and the volatility in general economic conditions, stock markets, earnings or revenue multiples of comparable companies and other qualitative and quantitative factors may result in significant changes in the estimated fair value of the Company’s common stock from period to period. The Company increased its selling share price in this offering due to developments including expanding the markets served, the number of trucks and potential for master franchise sales, increased marketing activities, attracted and hired new employees and the purchase of the KOW assets along with the Agreement with the American Food Truck Group. These factors are not considered in measuring the fair value of equity we grant as compensation or consideration. As a result, there is a difference between the fair value used in these measurements and the offering price of our common stock in this offering. Assumption used for the options issued are volatility of 80%, expected term (years) 10, and risk free interest rate of 0.03%. Assumption used for the warrants issued are volatility of 80%, expected term (years) 3-5, and risk free interest rate of 0.60% - 0.91%. For the 9 months ended September 30, 2013, the Company issued 1,000,000 options and 2,037,000 warrants.

35

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Revenue Recognition

The Company's revenue is derived from three sources. The primary source is from truck stop sales and lesser portions are from catering and event services and licensed truck sales. Truck stop sales are primarily received in cash and revenue for these sales, net of sales tax, is reported at that time.

For catering and special event services, customers must sign and deliver the Company's standard catering agreement with a minimum payment of 50% of the agreed upon price of the event. The remaining balance is due by credit card payment within 2 days of the event or cash on the day of the event. The initial 50% deposit is fully refundable until 14 days prior to the event, between 4 and 13 days prior to the event, the deposit is non-refundable and if the customer cancels within 3 days of the event, 100% of the agreed-upon price of the event is due. Revenue is recognized, net of sales tax, at the time services are provided.

For licensed truck sales, revenue is based on 6% of gross revenue from truck stop sales collected by the licensee. Revenue is recognized at the end of each month when the licensee is invoiced and the revenue is booked as a receivable.

Allowance for Doubtful Accounts

Accounts receivable arise primarily from catering and special event sales. The Company establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Such estimates inherently involve uncertainties and assessments of the outcome of future events, and changes in facts and circumstances may result in adjustments to the provision for doubtful accounts.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to have a material impact on the unaudited condensed consolidated financial statements or notes thereto.

36

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Business

Introduction

We, through our wholly-owned subsidiary, Grilled Cheese, Inc., are a food truck operation that sells various types of gourmet grilled cheese and other comfort foods principally in the Los Angeles, California area. We currently make multiple stops per week (lunch and dinner five days a week) at prearranged locations. The food preparation occurs at our kitchen which supports streamlined operations within the truck by limiting assembly and grilling, allowing the truck to achieve maximum revenues per hour and delivering melts, Tater Tots™, soups and sides efficiently to our customers. Our business model implements the use of social media and location booking to secure sales per stop. Our website, www.grilledcheesetruck.com always lists the upcoming schedule identifying where the truck will be stopping. In the first quarter of 2013, we expanded our number of food trucks from two to six and expanded our geographical area to Phoenix, Arizona.

We are capitalizing on the burgeoning food truck industry through its established food service operations and social media strategy. Driving our growth, we have received national media visibility and as of the date of this prospectus, have accumulated over 120,000 total followers through a variety of social media platforms, including Facebook, Twitter and Instagram. We believe that the use of social media allows us to communicate with a large group of an interested fan base in real time, letting them know exactly where and when our food trucks will be located.  We believe that providing potential customers with up-to-date information regarding the time and location of our trucks helps promote and drive additional customers to our trucks, therefore increasing our sales at each prospective location. We believe we have established brand presence in certain locations, such as Southern California, Phoenix, Arizona and San Antonio and Austin, Texas, but have sustained losses to date.

The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2012 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses totaling $1,192,452 and cash used in operations totaling $1,101,277 . Our business will require significant amounts of capital to sustain operations and make the investments we need to execute our longer term business plan. Our net loss for the nine months ended September 30, 2013 was $3,948,706 and the deficit accumulated by us amounts to $6,252,565 as of September 30, 2013. These matters raise substantial doubt about our ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

In order to continue as a going concern and achieve a profitable level of operations, we will need, among other things, additional capital resources.  Management’s plan to continue as a going concern includes raising capital through increased sales and conducting additional financings through debt and equity transactions. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. Our ability to continue as a going concern is dependent upon the management’s ability to successfully implement the plans described above, including securing additional sources of financing and attain profitable operations.   Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for us to raise additional capital on an immediate basis. We are actively targeting sources of additional financing through debt and equity transactions and other transactions as described in Note 15 to the financial statements for the quarter ended September 31, 2013. There can be no assurance that we will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

We generate revenue from sales through company-operated food trucks in Southern California and Phoenix, Arizona. We intend to expand nationally and prospectively generate revenue from franchise sales, royalties based on a percentage of sales by franchisees and sales of food products to our franchisees. Additionally we generate revenue from licensing the right to use certain portions of our intellectual property in connection with further establishing our brand in counties throughout California, such as Ventura County, Santa Barbara County, and those portions of Los Angeles County, which commonly referred to as the San Fernando Valley (currently licensed and operating 2 trucks)We also licensed out intellectual property in the entire state of Texas, where by as of this prospectus, there are currently licensed and operating 3 trucks in Austin and San Antonio, Texas. However, there is no guarantee or assurance that we will be able to implement our franchise expansion or that we will be able to collect royalties from the percentage of sales by franchisees. In addition to our franchise operations, we intend to expand and increase the number of company-owned trucks, brick and mortar restaurants, and operations within sports venues, airports and high profile special events throughout the United States and internationally.

Our Corporate History and Background

We were incorporated in the State of Nevada on December 31, 2009 as GSP-1, Inc.  We were formed as a vehicle to pursue a business combination. The Company selected December 31 as its fiscal year end. On July 6, 2011, we filed a Certificate of Amendment to its Articles of Incorporation to change its name from “GSP-1, Inc.” to “TRIG Acquisition 1, Inc.” In connection with our acquisition of grilled Cheese, Inc. on February 19, 2013, we filed a Certificate of Amendment to our Articles of Incorporation to change our name from “TRIG Acquisition 1, Inc.” to “The Grilled Cheese Truck, Inc.”

Our Industry

Management believes the U.S. retail market for gourmet food trucks is a large, growing, fragmented segment with increasing demand. Management believes our company is a early mover in this segment due to its efforts to become a publically traded gourmet food truck company and a national grilled cheese chain.

We believe gourmet food trucks are an alternative to fast food and quick service restaurants. Once commonplace only in big cities of the eastern and western United States, food trucks recently have evolved to be found in both urban and rural areas. Traditionally, the food truck provided a means for the on-the-go person to grab a quick bite at a low cost. Food trucks today are not only sought out for their affordability, but as well for their gourmet fare and their popularity continues to rise.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Management believes the industry is growing so rapidly because gourmet food trucks satisfy the desires of the consumer beyond quality, value and speed. Media venues such as The Food Network, The Cooking Channel and numerous websites highlight the food truck industry and promote the industry with shows and TV series’ dedicated to food trucks.

Strategy

Our objective is to become the leader in the gourmet food truck industry. Each element of our strategy is designed to differentiate and reinforce our company’s brand and engender a high degree of loyalty among our customers. The cornerstones of this strategy include:

•	Maintaining our menu: We are committed to using the best available ingredients in producing the best grilled cheese sandwiches, soups and side dishes. , We strive to use fresh ingredients in the preparation of our sandwiches, as opposed to frozen or canned goods. Further, all of our ingredients are side-by-side taste-tested for quality prior to use.

•	Customer Service: We rely on repeat business and view our customer interaction with employees as critical to our long-term success. Through our emphasis on training, personal development and equity incentives, we believe we can attract and retain well-qualified, highly motivated employees committed to providing superior levels of customer service.

•	Marketing: We will continue to build on our social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. We will reinforce a distinctive brand image built on the quality of our food and customer service experience.

•	Truck Design: Our trucks are typically configured to accommodate a high volume of traffic. Our truck’s design is intended to be casual and comforting. Although a number of customers buy our food and return to their homes and/or offices to eat the purchased food, many of our customers enjoy eating at the truck and take part in the social aspect of our concept. They post pictures on social media stating that they are eating at The Grilled Cheese Truck. Many of the locations we serve are set up for street side dining with organized tables and chairs for the customer’s comfort.

•	Truck Locations: Our strategy is to schedule truck locations in selected high-traffic, high-visibility locations in order to realize operating and marketing efficiencies and enhance brand awareness.

•	Hub and Spoke: In order to manage costs and ensure compliance with our quality standards and consistency, we control our food preparation from our centrally located kitchens. We believe this “Hub and Spoke” format provides significant competitive advantages.

•	Expansion: Our expansion strategy is to increase our market share in existing markets and add trucks in new markets where we believe we can become the leading gourmet food truck operator.

•	Employee Relations: We believe that the training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. Management believes that an employee-oriented culture creates a sense of personal responsibility among all employees, resulting in a higher level of customer service. We intend to encourage and support its employees by offering competitive wages and developing relevant benefits.

38

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Trucks

As of December 31, 2013, we generated revenue from retail sales through nine company operated food trucks and five licensed trucks to third party licensees. All trucks operated by us are rented or leased. We receive from company operated trucks 100% reported revenue and bear associated costs. On licensed trucks, we collect 6% of gross revenue of the third party licensees produced by our licensed trucks.. Our trucks offer a complete menu of grilled cheese sandwiches such as the “Plain and Simple Melts” to our signature Melt and The Cheesy Mac and Rib that contains proprietary recipes of macaroni and cheese pulled BBQ pork. The truck’s menu also offers dessert Melts, homemade tomato soup, tater tots, specialty dipping sauces, our signature bread and butter pickles as well as an assortment of beverages.

We have special Melts such as our Fried Chicken and Waffle Melt, seasonal menu changes and custom menus for our catering clients.

We believe we offer products in the gourmet food industry while maintaining menu prices that are average within the industry.

We believe that a combination of a desirable product, exceptional customer service and competitive prices will allow us to maintain repeat business from our customers.

Truck Design:

We design each of the trucks in-house and use high quality truck wraps to reinforce our brand image. Our trucks are typically configured to accommodate a high volume of traffic. The trucks are typically 176 square feet and can park in a parking area that is 25 feet long by 15 feet deep. Although a number of customers buy our food and return to their homes and/or offices to eat the purchased food, many of our customers enjoy eating at the truck and take part in the social aspect of our concept.  They post pictures on social media stating that they are eating at The Grilled Cheese Truck.  Many of the locations we serve are set up for street side dining with organized tables and chairs for the customer’s comfort.

Site Selection and Truck Locations

Our site selection is based on several factors, such as direct customer requests for lunch and dinner stops from local businesses, direct requests for private caterings and direct requests for special food and gourmet food truck events. We choose high-traffic, high-visibility locations in each of our target markets in order to realize operating and marketing efficiencies and enhance brand awareness.

Due to our ability to move locations, we operate our trucks in highly populated areas, including office buildings, downtown and suburban centers and local businesses in areas that have heavy pedestrian street traffic.

Our trucks also travel to large festivals, gatherings and public events, such as auto races, professional and college sporting events, schools, churches and movie premiers, as well as perform private caterings for events such as birthdays, graduations, weddings, bar and bat mitzvahs, cast and crew catering and other special events.

Truck Economics

The current anticipated average cost to obtain a Grilled Cheese Truck franchise is estimated to be under $25,000. However, the $25,000 does not include deposits for a leased or rental truck, exterior wrap, point of sale system, equipment, permits, uniforms and new staff training, which is estimated to be $35,000, but such estimates will differ depending on location. In addition, each franchisee will be responsible for a royalty fee payable to us, however, we have not established such royalty fee yet. There is no guarantee that the royalty structure we ultimately establish will enable us or our franchisees to operate profitability under this model.

For the 12 month period ended June 30, 2013, our mature trucks (in operations for more than 12 months) achieved average sales per-truck during that period of approximately $691,406. During this period, the average mature truck operating income (after all costs of goods sold and all expenses of the truck but before kitchen, administrative and corporate overhead) was $234,766 and sales per square foot of $3,928 per truck. In the quickserve restaurant industry and retail industry, sales per unit area is a standard, and usually the primary unit of measurement of success. The customary unit of area is typically measured is in U.S. square feet per units. There is no guarantee that the results presented above are predictive of future sales or operating results given that we anticipate a substantial expansion in to new geographic locations relying on a franchise based model that has not yet been implemented.

Our expansion strategy is to add trucks in existing markets, which include Southern California (currently operating 6 leased trucks) and Phoenix, Arizona (currently operating 3 leased trucks). Additionally we have licensed the use for our brand in counties throughout California (currently licensed and operating 2 trucks) and in the entire state of Texas (currently licensed and operating 3 trucks). .

We intend to open trucks in new markets where we believe we can become the leading gourmet food truck in this industry. Management currently anticipates increasing the amount of Company operated or licensed operating food truck up to a total of 100 trucks within 12 months following the effective date of this registration statement. The 100 trucks would include company owned, licensed and prospective franchised trucks. Our intent is to develop our veteran training, management and ownership program, with the goal of 100 qualified veterans operating and owning Grilled Cheese Trucks. There is no guarantee that we will increase the number of trucks to 100 trucks within 12 months from the effective date of the registration statement as there are a number of obstacles that must be overcome prior to implementing our franchise model expansion. Such obstacles to implementing our expansion strategy include receiving adequate capitalization, legal approval for franchising in each respective state and controlling the implementation of our expansion strategy.] The primary obstacles that we face in our expansion include additional financing, building customer demand in new markets, and management and operational issues.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Truck Operations and Management

Our objective is to maintain quality and consistency in our trucks through the careful training and supervision of personnel and the establishment of standards relating to gourmet grilled cheese preparation, maintenance of facilities and conduct of personnel. We maintain financial and accounting control for each of our trucks through the use of central accounting and management information systems. Cash is controlled through daily deposits of sales proceeds in local bank accounts.

The typical staff for one of our foods trucks consists of one manager and three hourly employees. Each employee receives an initial 21 hours of training. We seek to instill enthusiasm and dedication in our employees and regularly solicit employee suggestions concerning truck operations. Management attempts to be responsive to employee concerns by conducting face to face meetings with personnel in each market.

A typical truck will perform 10 prescheduled stops per week. Typical weekday lunch hours of operation are 11:30 a.m. to 2:00 p.m. and typical weekday dinner hours are 6:00 p.m. to 8:30 p.m. Hours of operation on weekends vary due to types of scheduled stops. A typical weekend dinner shift can serve customers as late as 12:00 a.m.

Hub and Spoke

We operate as a Hub and Spoke format. The Hub contains our kitchen and social media booking departments, as well as our operational supervision for a market. Each Hub services and supports a 90 minute drive time radius for the trucks that operate from it. A typical Hub can support 10 high-volume trucks. In order to ensure the quality and consistency of our menu items, we supervise and oversee the adherence to recipes, preparation and cooking procedures from our kitchens in the Hubs.

A regional food hub is a business or organization that actively manages the aggregation, distribution and marketing of source-identified food products primarily from local and regional producers to strengthen their ability to satisfy client demand. It is designed to increase transportation efficiencies, control quality and in-transit visibility and reduce truck travel and down-time.

The Hub and Spoke operating format has been deployed successfully for decades in transport, airlines, rail and public transit industries in America, whereby the hub-and-spoke model is a distribution system of connections arranged around a center location, in which distribution moves along areas connected to the hub at the center. We believe the Hub and Spoke format is the most efficient operating model for multi-unit gourmet food truck operators.

Our ability to grow new territories and to increase the scale of our operations is driven by the increased economics of the “hub-and-spoke” system. We believe that the hub and spoke format can service more company operated and/or franchised trucks with a centralized (hub) location that manages the procurement, preparation and quality control for each truck. We are currently utilizing the hub and spoke system in Los Angeles where we have the ability to service up to ten trucks from a single (Hub) location in Gardena, California.

Over the past year, we implemented the hub and spoke format for our company operated trucks in Los Angeles, California. Further, we have been focusing on our strategy regarding the implementation of our franchise model. Although we believe that the hub and spoke format can be scaled to facilitate our potential franchisees, and given the preliminary stages of our company, we have not yet developed a full scale hub and spoke economic model applicable to our potential franchisees. As the franchise model is implemented, we will further explore and develop hub and spoke model that is scalable to accommodate our potential franchisees.

Prospective franchisees will be responsible for all the costs associated with development of their franchises, including costs associated with implementing the hub-and-spoke model.

License Agreements

As part of our ordinary course of business, and in conjunction with expanding our overall business plan, we have, and will continue to, enter into license agreements with individuals or entities regarding our intellectual property. Specifically, we have, and will continue to grant, certain exclusive licensing rights regarding our intellectual property, including but not limited to trademarks, copyrights, know-how, trade secrets, software, patents, certain goods and services pertaining to our business, to entities in designated areas, whereby such individuals or entities will be entitled to the use of our intellectual property in connection with their use and sale of our products and our brand name. In exchange for such licenses, we receive a specifically negotiated cash payments, royalty payments and/or equity interests in the licensees.

Veteran Ownership Opportunity

A major component of our business strategy is the focus on U.S. veterans for its first prospective 100 mobile truck franchise operations. Despite their significant skill sets, many returning veterans experience difficulty finding work when returning to civilian life. Since September 11, 2001, it is estimated that approximately 2.7 million U.S. veterans have served in the military with an approximate unemployment rate of 9.2 percent, compared with 7.6 percent of non-veterans, according to the Bureau of Labor Statistics. We believe that many U.S. veterans may have difficulty in finding work, and that U.S. veterans would be interested in starting or buying a new business or considering doing so.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

General Clark, our Director and Senior Veterans Advisors will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. Wesley Clark, Jr.’s responsibilities will be the supervision and administration of the selection process for prospective veteran franchisees, working directly with, and reporting to, General Clark in the execution of that process.

As of the date of this prospectus, preliminary steps have been taken to implement our veteran program, including but not limited to developing a recruitment and training program. Since our focus over the past year has been primarily on expanding our business plan in preparation for implementing our franchise model, we have not yet established any estimated budgets or milestones regarding the implementation of our veteran program. Once the franchise model is in place, we intend to focus on establishing a strategy which focuses on veterans receiving the first 100 franchises, including the scope and the timeframe for implementation of the training, management and ownership and methods we anticipate utilizing to assist prospective veteran franchisees to secure financing to acquire a franchise.

Marketing Strengths

We have enjoyed success using social media as our primary marketing effort. With a base of over 120,000 followers, our followers track our site locations on Twitter, Facebook or Instagram. We have become increasingly adept with our social media marketing, running campaigns to support new offerings or events. We believe that we are an influential ‘Tweeter’ in Los Angeles and are currently one of the most followed food trucks on Facebook and on Twitter. In fact, we were listed as the 3rd most influential tweeter in LA by WeFollow.com in 2011 and 3rd most influential food truck in 2011 by Klout.com.

With the help of social media, fans of the Grilled Cheese Truck can find where the truck will be at any moment and get up-to-the-minute updates on specials, new menu items and location changes. We believe these social media initiatives have been a major contributing factor to our success. In particular, we have successfully made our Twitter, Facebook and Instagram following into a direct sales tool, creating a business proposition for prospective franchise owners and licensees, as we believe the networks drive sales and directing customers to the truck’s locations without the need for more traditional (and expensive) local advertising campaign.

In addition to the success of our social media activities, we have gained national media attention and can now be seen on television, as many of the segments featuring the Grilled Cheese Truck continue to be re-aired regularly on the Food Network, the Cooking Channel, the Travel Channel and others. Our media coverage has included local, regional and national coverage including coverage from: the Rachel Ray Show, The Price is Right, ABC Channel 7 (top food truck in Los Angeles), NBC News, Fox News.com, USA Today, Los Angeles Times (best food truck in LA and Southern California), The Cooking Channel, Food & Wine (best grilled cheese in the U.S.), The Travel Channel, Klout.com (top 10 most influential food trucks – 2011), BBC Travel, MSN.com (the best food on wheels), and Zagat Guide.

Products

We serve innovative gourmet grilled cheese melts that are made from high quality, seasonal ingredients. We believe that gourmet grilled cheese is the “new pizza”.  This iconic sandwich has been a beloved part of the American food culture since the early 1920’s.  Many Americans have grown up and continue to consume grilled cheese sandwiches as they are often considered a comfort food. Our founder, David Danhi, is an award winning chef and we are committed to upholding our high food standards. ,

Our grilled cheese sandwiches have received numerous accolades and social media notoriety. These awards were conducted by various entities that asked their followers to vote for their favorite food truck. Below are several of the articles to show the results of these awards:

•	thedailymeal.com as one of Los Angeles 15 Best Foot Trucks of 2013 on July 15, 2013 (http://www.thedailymeal.com/los-angeles-s-15-best-food-trucks-2013);
•	the latimes.com reader’s choice as best food truck (http://www.latimes.com/custompublishing/readerschoice/restaurants/la-ss-readerschoice-grilledcheese-072429011,0,701450.story#axzz2lImZ93yB);
•	the Los Angeles Hot List as number 1 food truck on LA Hot List 2011 (http://la.cityvoter.com/best/food-truck/food/los-angeles/2011);
•	the 2013 number 1 people’s choice award at the Grilled Cheese Invitational in April 2013 (http://grilledcheeseinvitational.com/?p=14250)
•	relish.com as one of America’s top 10 grilled cheese sandwiches on April 9, 2013 (http://relish.com/slideshows/americas-10-best-grilled-cheese-sandwiches-2/), and
•	thedailymeal.com as one of the Sandwiches of the Week: America’s Top 20 New Sandwiches on March 21, 2011 (Thedailymeal.com\ at http://www.thedailymeal.com/america-s-top-20-new-sandwiches?utm_source=Outbrain).

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Suppliers

We are committed to producing a delicious, quality, and a consistent gourmet grilled cheese sandwich for each of our customers. In order to achieve this goal, we carefully select our suppliers, controls the quality of the food and oversees food preparations.

We purchase ingredients from reputable suppliers that carry the highest quality products. We have long standing relationships with some of the most reputable food purveyors in the nation, due to Mr. Danhi’s 30 years experience as a professional chef and restaurant executive. The Company does not rely on one sole supplier in order to continue its business. For the nine months ended September 30, 2013 and 2012, respectively, we had one supplier, US Foods, Inc. who accounted for approximately $244,000 of our supplies used for production or approximately 19% of total cost of sales for the nine months then ended September 2013 and accounted for approximately $174,000 of our supplies used for production or approximately 28% of total cost of sales for the nine months ended September 2012. For fiscal year ended 2013 and 2012, respectively, we had one year contracts with US Foods, Inc. which states payment of the purchase price of goods or services acquired from US Foods shall be made pursuant to the terms set forth on each invoice. For the year ended December 31, 2012 US Foods, Inc., accounted for approximately $236,000 of their purchases used for production or approximately 23% of total cost of sales for the year then ended. For the fiscal year 2011,we had a month to month contract with Goldberg & Solovy, Inc. which stated payment of goods acquired from the seller shall be made pursuant to the terms set forth on each invoice. Although we only utilized one primary supplier of goods during 2012 and 2013, management believes that the company is not solely dependent on US Foods for its food supplies, as management believes that there are ample other suppliers that the Company could engage is a short period of time to supply the required goods on substantially similar terms as US Food.

Gourmet Food Truck Recipes From Renowned Chef

Our food truck offerings are a result of the creative energies of our Chief Creative Officer and director, David Danhi, who is the founder and culinary force behind the Grilled Cheese Truck. Mr. Danhi has been engaged in the restaurant and food business for 30 years, with his melts appearing on numerous lists, as some of the best grilled cheese creations in the industry. Mr. Danhi was the Executive Chef at the Michelin star Water Grill restaurant in Los Angeles from 1996 to 1998. From 1990 to 1992, Mr. Danhi was Executive Chef at the Roxbury Supper club in Hollywood. Mr. Danhi has received numerous accolades including the Robert Mondovi Award of Culinary Excellence (naming him one of the country's top rising star chefs in 1994), best restaurant of the year in 1993 by numerous magazines including Bon Appétit, Esquire and Travel and Leisure, and best crab cakes in Los Angeles two years in a row.

Competition

The mobile food truck and restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We compete for consumer dining dollars with national, regional and local (i) quick service restaurants that offer alternative menus, (ii) casual and “fast casual” restaurant chains, and (iii) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

The gourmet food truck industry is in its initial stages of demand and we are not aware of other Hub and Spoke multi-unit operators in the food truck industry. We believe we can actively compete in the gourmet food truck industry because of our positive customer feedback, our large social media following, media attention and growth.

Our locations vary depending on the city we are in or the time of day.  There are times our trucks are the only food venue at the location and times where we compete with 2 to 4 other food trucks depending on the location. However, there are times we participate in “food truck lots” or events that will host multiple trucks with numbers ranging from 2 trucks to 70 trucks.  The cuisine offerings from other trucks at these events, and in general, vary tremendously, including but not limited to burgers, hot dogs, Asian food, Latin American food, European food and desserts.

As stated above, we experience competition from a number of different sources. We consider our primary competition to be other local food trucks that compete for customers at our “planned” stops. Further, we consider other quick service restaurants and “fast and casual” restaurant chains to be our direct competitors. No one competitor has a significant presence in our market.

Customers

We have acquired over 120,000 total followers using various social media channels including Facebook and Twitter. This has translated to a fan-base of loyal followers and long lines at our trucks. Our popularity has also expanded into caterings for private parties (weddings, birthdays, bar mitzvahs) as well as numerous entertainment industry and promotional events, such as movie premieres, cast and crew feeds, new model releases for the automotive industry and the like. Our customer base is consistently growing due to their social medial presence, our constant street presence and continued accolades and food industry awards.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Charitable Foundation Initiative

On September 6, 2013, our Board of Directors approved the creation of a new charitable foundation.  This foundation is intended to provide financial assistance to the surviving spouses and children of US military personnel who have died in combat and those suffering from physical and mental disabilities.  As soon as practicable following the formation of the foundation, an application will be filed with the Internal Revenue Service to seek approval of Internal Revenue Code Section 501(c)(3) tax-exempt status for the foundation.  We initially intend to donate up to 1,000,000 shares of its common stock to the foundation, which shares will be donated from time to time as the Board of Directors determines is prudent.  The Board of Directors delegated to General Wesley Clark responsibility for supervising and administering shares under the foundation.

Intellectual Property

Our intellectual property consists of our copyrighted website content, social media pages on Facebook and Twitter, as well as the terms “GCT,” which is a registered trademark, and “The Grilled Cheese Truck,” which at the current time is an unregistered trademark.

The Franchise Business Model

We intend to commence preliminary operations as a franchisor in addition to our operation as a purveyor of food pursuant to a food truck business model. As of the date hereof, we have not taken any actions to become a franchisor. Our franchise operations are still in development and we began test marketing in Phoenix, Arizona beginning in the first quarter of 2013. As a franchisor, we expect to generate revenues through franchise fees, the sale of food and supplies as well as ongoing royalties. Our business model calls for the sale of up to 100 franchises within twelve months after commencing franchise activities, although there are no assurances that we will reach this objective. We are currently researching initial franchise markets to include the states of Texas, Arizona, Illinois, Nevada and Michigan. Strict guidelines will be placed on the geographic locations franchise trucks will be permitted to operate. Additionally, our franchises will be required to comply with quality and customer service standards that we will internally develop.

Franchise costs

Four Wheel - Mobile Grilled Cheese Truck

We expect the first 100 franchisee owners will be U.S. veterans. As part of the opportunity, franchisees will pay an initial franchise fee and be required to rent or lease a pre–specified and fully equipped mobile food truck. Additionally, franchisees will pay a royalty to us based on revenue earned. Additional costs not included in the initial franchise fee include: truck costs, owner/operator training costs and related travel expense; initial inventory; grand opening expense; local business licenses and permits; home office business equipment and expenses; and working capital reserves.

Besides the initial costs, there will also be franchises costs and ongoing expenses. We expect those costs will include:

☐	royalty payment based on a percentage of gross sales;

☐	cooperative ad fee based on a percentage of gross sales; and

☐	local advertising based on a percentage of gross sales.

The franchisee will also be required to purchase certain ingredients and supplies from us that include a profit margin for the us. Our commissaries will be designed to be within a strategic location and proximity of the geographic locations of where our trucks will operate and therefore there should not add significant transportation costs. We do not believe that the markup on sales of food and supplies will cause the food truck prices to become overpriced.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Brick and Mortar - Fixed location Grilled Cheese Truck Restaurants

In addition to the initial roll-out of 100 mobile truck franchises, our long-term plan includes the franchising of fixed locations. We are currently performing research and development for potential locations and anticipate opening our first fixed location in 2014 as a company owned restaurant, which we will use a springboard to franchise other fixed locations. Operating a fixed location differs from operating a mobile food truck, although the differences will not be fully known until we finalize our plans for fixed locations, and the initial location will be used to train future operators of franchised fixed locations. The franchisee will also be responsible for the purchase, lease or sublease of real property on terms suitable for the development of an approved Grilled Cheese Truck retail restaurant operation. The tenant improvement costs for a Grilled Cheese Truck restaurant, excluding land and building is estimated at $150,000 to $375,000. Additional costs not included in the initial franchise fee or tenant improvement costs include: owner/operator training costs and related travel expense, initial inventory, grand opening advertising and promotional marketing expense, local business licenses and permits, and working capital reserves.

Government Regulation

The franchise disclosure requirement

Under the Federal Trade Commission’s (FTC) “Franchise Rule,” franchisors must provide prospective franchisees with certain information regarding the franchise. The Franchise Rule specifies the form and content of the disclosures a franchisor must give. The disclosures are shown in a “Franchise Disclosure Document,” or an “FDD.” The predecessor of the FDD was the “Uniform Franchise Offering Circular,” or the “UFOC.” The Franchise Rule also specifies the timing of delivery of the FDD.

The FDD must disclose facts about the franchisor, the franchise transaction, and the franchise documents. These facts are consolidated into sections of the FDD called “Items.” The FDD must contain 23 Items, including:

•	A description of the franchisor and any parents, predecessors, and affiliates;

•	Profiles of key management and staff personnel, and their business experience;

•	The franchisor’s litigation and bankruptcy history;

•	Initial and ongoing fees required to operate the franchised business;

•	The amount of the franchisee’s initial investment;

•	Restrictions on the franchisee’s purchases of goods and services;

•	The franchisee’s obligations;

•	Financing, if any, that the franchisor may offer prospective franchisees;

•	Assistance the franchisor provides;

•	The parties’ territorial rights and obligations;

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

•	The intellectual property, like trademarks and copyrights, associated with the franchise;

•	Renewal and termination provisions;

•	Information about franchised and company-owned outlets; and

•	Audited financial statements.

There are some exemptions where the franchisor does not have to comply with the Franchise Rule when selling a franchise. These exemptions include:

•	Minimum payment exemption - where required payments to a franchisor total less than $500 during the first six months of operation;

•

Fractional franchise exemption - where the franchisee’s management already has experience in the business being franchised and the sales of the franchise will be 20% or less of the franchisee’s revenues;

•	Large franchise investment exemption - where the investment in the franchise is at least $1 million, excluding the cost of land and franchisor-provided financing; and

•	Large franchisee exemption - where the franchisee is likely to be a particularly sophisticated business operator.

State franchise law

While every franchise business is subject to the franchise rules laid out by the FTC, franchises are also subject to state franchise laws and regulations as well. While the FTC franchise rule is aimed at all types of franchises, many state regulations are industry-specific. Further, franchise law is not a completely separate body of law, since it also involves other state laws such as trademark, intellectual property, and commercial laws. This means that there can be many different nuances between franchise laws from state to state.

Some states have comprehensive franchise regulations. The franchise laws in these states usually require the franchiser to register with the state government. While the FTC rule states that a FDD must be given to the franchisee, many states with comprehensive franchise laws will have further rules on what must be provided to a potential franchisee. Various states may also require the franchiser to file the necessary documents with the state. States with comprehensive franchise laws will also generally review the franchisor's financial information as well as any documents it plans to give to a potential franchisee.

A primary intention of these high-regulation states is to reduce fraudulent business practices. A state can deny the registration of a franchise business if it determines that franchise documents contain false or misleading information. These states may also deny registration if there are circumstances in which selling the franchise would be deceptive in some manner. The FTC website has information about which states currently have registration or notice requirements.

There are other various franchise laws that apply in certain states. Many states have laws that regulate the relationship between the franchiser and the franchisee, called franchise relationship laws. These relationship laws typically require , for example, that the franchiser have “good cause” in order to refuse to renew a franchise contract with the franchisee.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Government Regulation

General. As a manufacturer and distributor of food products, we are and our future franchisees will be subject to food safety regulations, including supervision by the U.S. Food and Drug Administration, which govern the manufacture, labeling, packaging and safety of food. In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat, high-calorie and high-sodium foods, particularly in the United States. Certain counties, states and municipalities, such as California, Vermont, New York City, and King County, Washington, have approved menu labeling legislation that requires restaurant chains to provide caloric information on menu boards, and menu labeling legislation has also been adopted on the federal level.

U.S. We are and our future franchisees will be subject to U.S. affecting the operation of our restaurants and our business. Each of our mobile food trucks must comply with licensing requirements and regulations by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the food truck is located.

We are and our future franchisees will be subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers and financial information.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission (“FTC”) and various state laws and similar foreign agencies. The rules of the FTC and those of a number of states in which we will be franchising regulate the sale of franchises and require registration of the franchise disclosure document with state authorities and the delivery of a franchise disclosure document to prospective franchisees. We may operate under exemptions from registration in several of these states where and when applicable. These state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

Environmental Matters

We are subject to various federal, state and local environmental regulations. Various laws concerning the handling, storage and disposal of hazardous materials and restaurant waste and the operation of restaurants and food trucks in environmentally sensitive locations may impact aspects of our operations; however, compliance with applicable environmental regulations is not believed to have a material effect on capital expenditures, financial condition, results of operations, or our competitive position. Increased focus by U.S. governmental authorities on environmental matters is likely to lead to new governmental initiatives, particularly in the area of climate change. To the extent that these initiatives caused an increase in our supplies or distribution costs, they may impact our business both directly and indirectly.

Employees

As of the date hereof, the Company has 39 employees, including 33 full-time and 6 part-time employees, working for us in various capacities.

Legal Proceedings

In the normal course of our business, we may periodically become subject to various lawsuits. However, there are currently no legal actions pending against us or, to our knowledge, are any such proceedings contemplated.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Corporate Information

Our principal office is located at 151 North Nob Hill Road, Suite 321, Fort Lauderdale, FL 33324. Our telephone number is (949) 478-2571.

The Company recently entered into a lease in Gardena, California to lease an approximately four thousand square foot warehouse facility.  The warehouse facility will be used by the Company to store ingredients to be cooked on our trucks and to prepare certain of our products prior to being placed on our trucks.  The lease begins on July 1, 2013 and runs through June 30, 2018 with a base rent beginning at $5,310 per month. The facility located in Gardena is currently operating at approximately 50% capacity based on the current number of company operated and leased trucks. Management believes that such facility can sustain our operations, including our intended expansion, over the next 24 months.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to such reports filed pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, have been filed with the Securities and Exchange Commission, or SEC. Copies of this Prospectus and our reports may also be obtained without charge electronically or by paper by contacting Peter Goldstein, President, The Grilled Cheese Truck, Inc., by calling (949) 478-2571.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The contents of these websites are not incorporated into this filing.

Changes in Registrant’s Certifying Accountant

Dismissal of Sherb & Co., LLP

On March 1, 2013, we dismissed Sherb & Co., LLP (“Sherb”) as the Company’s independent registered public accounting firm. We engaged Marcum LLP (“Marcum”) as our registered public accounting firm, effective March 1, 2013. The decision to change registered public accounting firms and the appointment of the new registered public accounting firm was made by our board of directors.

The reports of Sherb on the financial statements of the Company as of and for the two most recent fiscal years did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The report of Sherb on the financial statements of the Company for the year ended December 31, 2011 contained an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

During our two most recent fiscal years and through March 1, 2013, there were no disagreements with Sherb on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Sherb, would have caused them to make reference thereto in their reports on the financial statements for such years. During the two most recent fiscal years and through March 1, 2013, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During our two most recent fiscal years and through the March 1, 2013, we did not consult with Marcum with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Engagement of RBSM LLP

On April 11, 2013, we dismissed Marcum as our independent registered public accounting firm. We engaged RBSM LLP (“RBSM”) as its registered public accounting firm, effective April 11, 2013. The decision to change registered public accounting firms and the appointment of the new registered public accounting firm was made by our board of directors.

From March 1, 2013, the date that Marcum was engaged, and through April 11, 2013, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the period March 1, 2013 through the date of dismissal, Marcum has not issued an opinion on the financial statements of the Company. During the two most recent fiscal years and through April 11, 2013, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During our two most recent fiscal years and through the April 11, 2013, we did not consult with RBSM with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Directors, Executive Officers and Corporate Governance

The following table sets forth certain information concerning our executive officers and directors as of September 6, 2013:

Name	Age	Position
David Danhi	46	Chief Creative Director and Director
Robert Y. Lee	50	Executive Chairman, Director, Interim Chief Executive Officer
Peter Goldstein	50	Director, President, Interim Chief Financial Officer
		Secretary
General Wesley Clark	67	Director and Senior Veterans Advisor
Deepak Devaraj	35	Director, Director of Business Development
Nicholas Koutsivitis	39	Treasurer

Executive Officers and Directors

David Danhi, 46, Chief Creative Officer and Director. Since September 6, 2013, Mr. Danhi has served as our Chief Creative Officer. From October 18, 2012 through September 6, 2013, Mr. Danhi served as our Chief Executive Officer and served as a director of the Company since October 18, 2012. Mr. Danhi was the founder and creative culinary management behind the Grilled Cheese Truck since 2009 at formation. Mr. Danhi has been engaged in the restaurant and food business for 30 years with his melts having appeared on numerous lists being named some of the best grilled cheese creations in the industry. Mr. Danhi also owns and manages DD Factor, a hospitality recruiting company which he bought in 2005 and has been in operation since 1959. DD Factor has been an integral part of identifying management for southern California restaurants. Before buying the company, Mr. Danhi spent six successful years as a recruiter at DD Factor (previously known as Factor and Associates before he changed its name upon his successful purchase). Mr. Danhi’s culinary career includes Company Executive Chef at Kings Seafood Company from 1996 to 1999 and Opening Chef at Habana Restaurant in Costa Mesa, a Nuevo Latino restaurant that received best new restaurant in Orange County in 1995. Mr. Danhi was also Executive Chef at the now Michelin stared Water Grill restaurant from 1996 to 1998. From 1990 to 1992, Mr. Danhi was Executive Chef at the Roxbury Supper Club in Hollywood. In addition, Mr. Danhi held the Executive Chef position at Georgia restaurant in Hollywood from 1993 to 1995. At Georgia, Mr. Danhi received numerous accolades including the Robert Mondovi Award of Culinary Excellence (naming him one of the country's top rising star chefs in 1994), best restaurant of the year in 1993 by numerous magazines including Bon Appétit, Esquire and Travel and Leisure, and best crab cakes in Los Angeles two years in a row.

Mr. Danhi is qualified to serve on our Board of Directors because of his experience in the food industry and as founder of the Grilled Cheese, Inc.

Robert Lee, 50, Interim Chief Executive Officer, Director. Mr. Lee is currently our Executive Chairman of the Board of Directors and interim Chief Executive Officer. From June 24, 2013 to September 6, 2013, Mr. Lee served as our Principal Financial Officer and has served as our Chairman of the Board since July 2012. Mr. Lee is an entrepreneur and an experienced capital markets executive. Mr. Lee was the Founder, Chairman and Chief Executive Officer of U.S. Dry Cleaning, the largest operator of dry cleaning operations in the United States. Mr. Lee was an independent investor from 2001 through 2005 and became Chairman of U.S. Dry Cleaning in 2005. Mr. Lee successfully restructured the company in 2010 and 2011 pursuant to a Chapter 11 reorganization, positioning the company for the next generation of activity, overseeing financing, secured new management and oversaw the development of a pipeline of accretive acquisitions. Mr. Lee’s career spans 30 years of retail consumer experience. He has opened, acquired, managed, and operated over 500 video retail stores from 1981 through 2000. As CEO or Chairman, he lead and completed Reverse Mergers, an IPO, multiple M&A transactions, having generated over $100 million in capital formation through both institutional and high net worth investors. Mr. Lee led the growth of Video City, Inc., a formerly California-based operator of video retail stores, from an 18 store regional chain to more than 130 video rental stores located in 12 states. As of March 2000 (following the sale of forty-nine stores located in Oregon and Washington to Blockbuster, Inc.), in conjunction with management of the operations of West Coast Entertainment Corporation, Video City owned or managed 307 corporate stores and an additional 80 franchised locations.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Mr. Lee is qualified to serve on our Board of Directors because of his experience as a successful entrepreneur and a capital markets executive.

On July 12, 2013, our former Chief Executive Officer resigned. This resignation was not due to any disagreements with our company. The Board of Directors determined that, due to management’s resources and relative skills, Mr. Lee was qualified to act in such capacity as Interim Chief Executive Officer until we can identify a qualified executive to assume the role of Chief Executive Officer. In this case, it is anticipated that Mr. Lee will serve as Interim Chief Executive Officer for a period of less than 12 months until a qualified executive may be identified and appointed as the Company’s new Chief Executive Officer.

Peter Goldstein, 50, Director, President, Interim Chief Financial Officer and Secretary . Mr. Goldstein has served as our Director, President and Interim Chief Financial Officer since September 6, 2013. Mr. Goldstein was also our Founder and served as our President and Director from December 31, 2009 to April 12, 2012. Mr. Goldstein served as the Founder, Chief Executive Officer and Director of Grandview Capital, Inc., a registered broker-dealer and an investment banking and securities brokerage firm, from December 2006 to April 2012. Mr. Goldstein has also served as the Founder, CEO and Chairman of Grandview Capital Partners, Inc. since December 1999. Grandview Capital Partners, Inc. operated as an office of supervisory jurisdiction for Blackwall Capital Markets, Inc., from May 14, 2012 until September 9, 2013.

Since March 2013, Mr. Goldstein has served as a Chairman of the Board of Directors, Principal Financial Officer and Treasurer of Staffing 360 Solutions, Inc. Additionally Mr. Goldstein is the co-founder of TRIG Capital Group, LLC, a New York-based private equity firm formed in 2011.From March 2008 to April 2012, Mr. Goldstein served as the Founder, Chief Executive Officer and Director of Grandview Capital Advisors, Inc., a registered investment advisory firm, registered in the state of Florida. Since May 2006, Mr. Goldstein has served as the President and Director of Grandview Consultants, a company which provides management consulting services. From January 1997 through September 2008, Mr. Goldstein was Founder, President and Director of Global Business Resources, which provided financial, operational and organizational consulting services to private and emerging companies within the United States and international markets.

Mr. Goldstein has an MBA in International Business from the University of Miami and holds the Series 7, 24, 79, 99 and 66 registrations with FINRA. He is also a member of the National Investment Banking Association.

On June 21, 2013, our former Chief Financial Officer resigned. This resignation was not due to any disagreements with our company. The Board of Directors determined that, due to management’s resources and relative skills, Mr. Goldstein was qualified to act in such capacity as Interim Chief Financial Officer until we can identify a qualified executive to assume the role of Chief Financial Officer. In this case, it is anticipated that Mr. Goldstein will serve as Interim Chief Financial Officer for a period of less than 12 months to manage a period of transition within the organization until a qualified executive may be identified and appointed as the Company’s new Chief Financial Officer.

Mr. Goldstein is qualified to serve on our Board of Directors because of his experience as an entrepreneur and extensive capital markets experience.

General Wesley Clark, 67, Director. General Clark is currently the Vice Chairman of the Board of Director, as of July 12, 2013, and has served as our Senior Veterans Advisor since the closing of the Share Exchange. General Clark is a highly decorated, retired four-star general and successful businessman. General Clark spent 34 years in the Army and Department of Defense, receiving many military decorations, several honorary knighthoods, and a Presidential Medal of Freedom. From 2007 to 2012, General Clark was Chairman of Rodman & Renshaw Holding, LLC, a NY-based investment bank. Since March 2003, he has been the Chairman and CEO of Wesley K. Clark & Associates, a strategic advisory firm that he founded that same year. From 1997 to 2000, after receiving his four-star general rank, General Clark became widely recognized in his role commanding Operation Allied Force during the Kosovo War, where he was designated the Supreme Allied Commander Europe for NATO. General Clark graduated valedictorian at West Point and received a Rhodes Scholarship to the University of Oxford.

General Clark is qualified to serve on our Board of Directors because of his business, military and political experience and his Capital Market experience.

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DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Deepak Devaraj, 35, Director, Director of Business Development.   On September 6, 2013, Mr. Devaraj was appointed as a Director and Director of Business Development. Prior to joining our company, from June 2012 until August 8, 2013, Mr. Devaraj served as the Chief Executive Officer of KOW Leasing Co., LLC, a Texas limited liability company.  Further, from June 2012 until August 8, 2013, Mr. Devaraj served as Chief Executive Officer of Hook & Ladder Draught House LLC, a mobile food and beverage truck.  Mr. Devaraj served as Senior Vice President of Fixed Income at Southwest Securities from July 2001 to June 2012.

Mr. Devaraj is qualified to serve on our Board of Directors because of his experience in all aspects of the food truck industry.

Nicholas Koutsivitis, 39, Treasurer. Nicholas Koutsivitis has served as our treasurer since May 6, 2013. Mr. Koutsivitis has over 12 years of public accounting and auditing experience. He has prepared and analyzed financial information for a number of public and private companies in various industries. From June 2002 to May 2010, Mr. Koutsivitis was an auditor at Sherb & Co., LLP. Since May 2010, Mr. Koutsivitis has been and is currently the President of Kouts Consulting, LLC, an advisory firm that provides services including outsourced controllership and financial reporting for public and private companies. Mr. Koutsivitis has a Bachelor of Science degree in Accounting from the College of Staten Island, City University of New York.

Code of Conduct and Ethics

We have adopted a corporate Code of Conduct and Ethics that applies to our officers, employees and directors.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, the board has determined that none of the directors are “independent directors” as defined by in the rules of The NASDAQ OMX Group, Inc. listing standards and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended.

Committees

We have not formed an Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee as of the filing of this prospectus. Our Board of Directors performs the principal functions of an Audit Committee. We currently do not have an audit committee financial expert on our Board of Directors.  We believe that an audit committee financial expert is not required because the cost of hiring an audit committee financial expert to act as one of our directors and to be a member of an Audit Committee outweighs the benefits of having an audit committee financial expert at this time. However, we intend to implement a comprehensive corporate governance program, including establishing various board committees in the future. In addition, we have secured Directors and Officers insurance consistent with the Company’s and Board of Director’s mandates.

Executive Compensation

Summary Compensation Table

The following table sets forth all information concerning the compensation received for the fiscal years ended December 31, 2012 and 2011 for services rendered to us by persons who served as our principal executive officer our two most highly compensated executive officers (other than the principal executive officer) who were serving as executive officers at the end of the last completed fiscal year, and two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the smaller reporting company at the end of the last completed fiscal year. While TRIG did not compensate its officers for the fiscal year ended 2011, because our consolidated financials include an expense for executive compensation of Grilled Cheese during the fiscal year ended 2011, we have chosen to include our principal executive officers’ salary from Grilled Cheese during such fiscal year. Aside from the salary amounts as described below, none of our officers are entitled to any additional compensation. No amounts have been paid or accrued to any named executive officer pursuant to a plan or arrangement in connection with any termination or change of control.

51

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)

David Danhi Chief Executive Officer of Grilled Cheese (1)	2012	$69,825	$0	$0	$0	$69,825
	2011	$60,250	$0	$0	$0	$60,250
David Horin Chief Financial Officer of Grilled Cheese (2)	2012	$31,250	$0	$10,070	$0	$41,320
	2011	$0	$0	$0	$0	$0

Robert Lee Executive Chairman (3)	2012	$137,500	$40,000	$0	$0	$177,500
	2011	$0	$0	$0	$0	$0

Alfonso J. Cervantes, President, Secretary (4)	2012	$0	$0	$0	$0	$0
	2011	$0	$0	$0	$0	$0

Norman A. Kunin (5)	2012	$0	$0	$0	$0	$0
	2011	$0	$0	$0	$0	$0

Nicholas Koutsivitis (6)	2012	$0	$0	$0	$0	$0
	2011	$0	$0	$0	$0	$0

1)	Mr. Danhi, our current Chief Creative Officer and director, was the majority shareholder of Grilled Cheese prior to the Share Exchange, was appointed Chief Executive Officer of the Company following the Share Exchange on October 18, 2012. Mr. Danhi’s 2011 salary was paid by Grilled Cheese. Additionally, $69,825 of Mr. Danhi’s 2012 salary was paid by Grilled Cheese. Mr. Danhi resigned from the position Chief Executive Officer on September 6, 2013.

2)	On August 15, 2012 we entered into an agreement with Chord Advisors, LLC whereby Chord was engaged to provide us with comprehensive outsourced accounting solutions (this agreement was deemed effective as of August 1, 2012). Specifically, this agreement provided that Mr. Horin’s name could be used when identifying the Chief Financial Officer of the Company. Accordingly, Mr. Horin’s salary derived from this agreement is deemed executive compensation. On September 1, 2012, in connection with this agreement, the Company granted Mr. Horin 100,000 warrants with a term of three (3) years and an exercise price of $2.00. The value of the warrants at the time of the grant was $10,070. Mr. Horin was appointed Chief Financial Officer following the Share Exchange on October 18, 2012. On June 21, 2013, Mr. Horin submitted his resignation.

3)	Mr. Lee, our Executive Chairman, earned $87,500.00 in 2012 as compensation from his employment agreement dated July 16, 2012. In addition, Mr. Lee received a signing bonus of $80,000 of which $40,000 was paid at the final closing of the 2012 Private Placement Offering, which occurred on April 18, 2013 and $40,000 still remains due. Prior to execution of his employment agreement, Mr. Lee was paid $50,000 by the Company for his services as a consultant. On September 6, 2013, Mr. Lee was appointed as our Interim Chief Executive Officer.

4)	Mr. Cervantes served as our Principal Executive Officer through October 18, 2012 and served as our President and Secretary through July 12, 2013. Mr. Cervantes did not receive any compensation in his capacity as President and Secretary of the Company. Mr. Cervantes, as President of Trilogy Capital Partners, Inc., received $187,500 in his role as an investor relations consultant to the Company. Mr. Cervantes resigned as the Treasurer position on May 6, 2013 and subsequently resigned as the President, Secretary and Director on July 12, 2013.

52

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

5)	Mr. Kunin did not receive any compensation in his role as Chief Financial Officer of the Company. On December 13, 2011, Mr. Kunin resigned from his position.

6)	Mr. Koutsivitis was appointed treasurer of the Company on May 6, 2013. Mr. Koutsivitis did not receive any compensation in 2012 for his role.

Employment and other Executive and Director Agreements

Robert Lee

On July 16, 2012, the Company entered into an employment agreement (the “Lee Employment Agreement”) with Robert Y. Lee to serve as our Executive Chairman.  The agreement stipulates that Mr. Lee will work no fewer than twenty (20) hours per week.  In addition, the parties agreed that Mr. Lee shall not engage or participate in any business that is in competition in any manner whatsoever with the business of our company, or any business which our company contemplates conducting or intends to conducts.

Pursuant to the terms of the Lee Employment Agreement, as amended, we will pay Mr. Lee $120,000 annually. In addition, Mr. Lee will receive reimbursement for all reasonable expenses which Lee incurs during the course of performance under the Lee Employment Agreement. In addition to his annual compensation, we paid Mr. Lee a signing bonus of $80,000, of which $40,000 was paid from the proceeds at the final closing of the 2012 Private Placement Offering on April 18, 2013 and an additional $40,000 remains due. The term of the Lee Employment Agreement is for eighteen months. Mr. Lee can terminate the Lee Employment Agreement after four months with 30 days notice. We can terminate the Lee Employment Agreement upon notice to Mr. Lee.

On September 6, 2013, we entered into Amendment No. 1 to the Employment Agreement (the “Amended Lee Agreement”) with Robert Y. Lee which amends the Lee Employment Agreement dated July 16, 2013. The Amended Lee Agreement provides that Mr. Lee will be appointed as Interim Chief Executive Officer of the Company. Mr. Lee will also continue in his role as Executive Chairman of the Board of Directors. The Amended Lee Agreement has a one year term and will pay Mr. Lee a salary of $240,000 per annum with certain expense reimbursements. In the event that Mr. Lee is replaced as Chief Executive Officer and this agreement is terminated, Mr. Lee is entitled to receive all compensation, benefits and expenses, as provided in the Amended Lee Agreement, for a period of 12 months following the replacement.

Mr. Lee will be entitled to certain milestone and performance based bonuses, as described below.  In the event that our common stock is listed for quotation on the OTC Bulletin Board, OTCQB Market, or any other quotation or exchange and within 18 months of commencement of trading, the stock price exceeds $5.00 per share, the Mr. Lee will be granted warrants to purchase 700,000 shares of common stock at an exercise price of $2.00. These warrants will contain cashless exercise and will be exercisable for a period of three years from the date that they are granted. Additionally, the Mr. Lee is entitled to a cash bonus of $100,000 if the Company completes a private placement offering pursuant to the new Jumpstart Our Business Startups Act in which the Company raises a minimum of $5,000,000 in net proceeds. Mr. Lee is also entitled to certain performance bonuses if we meet certain revenue driven milestones.

In addition to the milestone and performance bonuses, Mr. Lee is entitled to receive certain payments, on a case-by-case basis and on terms and compensation to be negotiated separately from the Amended Lee Agreement and evidenced in a separate agreement, for Mr. Lee’s role with respect to any business development or any management support activities as may be requested or desired by the Company. Mr. Lee will also receive compensation for any referrals that cause us to consummate a licensing agreement.

53

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

David Danhi

On October 18, 2012, we entered into an employment agreement (the “Danhi Employment Agreement”) with David Danhi. The agreement stipulates that Mr. Danhi will work no fewer than (40) hours per week. Pursuant to the terms of the Danhi Employment Agreement, the Company will pay Mr. Danhi $150,000 annually. In addition, Mr. Danhi will receive reimbursement for all reasonable expenses which Danhi incurs during the course of performance under the Danhi Employment Agreement. The term of the Danhi Employment Agreement is for three years. Mr. Danhi can terminate the Danhi Employment Agreement after four months with 30 days notice. We can terminate the Danhi Employment Agreement upon notice to Mr. Danhi.

Deepak Devaraj

On August 8, 2013, and in connection with the Asset Purchase Agreement, we entered into an employment agreement (the “Devaraj Employment Agreement”) with Devaraj. Pursuant to the Devaraj Employment Agreement, Devaraj was appointed as Director of Business Development and will be appointed to the Board. The term of employment is for a period of three (3) years, subject to an additional 3 year extension based upon the mutual agreement of the Company and Devaraj. The Devaraj Employment Agreement stipulates that Devaraj devote substantially all of his time to the Company. Devaraj will be entitled to certain benefits, including reimbursement for certain expenses and vacation days. The Devaraj Employment Agreement may be terminated by us upon death, Devaraj’s inability to continue performing his duties under the agreement, a material breach of the provisions of the agreement or for cause (as such term is defined in the Devaraj Employment Agreement).

In consideration for entering into the Devaraj Employment Agreement, Mr. Devaraj will receive the following fully vested options to purchase shares of our common stock: (i) 250,000 options with an exercise price of $2.00 per share, (ii) 250,000 options with an exercise price of $3.00 per share, (iii) 250,000 options with an exercise price of $4.00 per share, and (iv) 250,000 options with an exercise price of $5.00 per share. Each of the options are exercisable for a term of 10 years. Mr. Devaraj will not be entitled to a base salary, but will receive compensation, on a case-by-case basis and on terms to be negotiated separately from the Devaraj Employment Agreement and evidenced in a separate agreement, for Mr. Devaraj’s role with respect to any business development or any management support activities as may be requested or desired by us. Further, in the event Mr. Devaraj introduces us to a prospective party that results in us entering into a licensing agreement or franchise agreement, Mr. Devaraj shall receive a (a) 5% commission on the first year of the license or franchise fee paid to us, (b) 4.5% commission on the second year of the license or franchise fee paid to us, (c) 4% commission on the third year of the license or franchise fee paid to us, (d) 3.5% commission on the fourth year of the license or franchise fee paid to us, (e) 3% commission on the fifth year of the license or franchise fee paid to us, and (f) 2.5% commission for the remainder of the term of the license or franchise agreement.

The Clark Group

On August 15, 2012, we entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange and will continue for a period of two years. The Clark Group Agreement was subsequently amended by Amendment No. 1 to the Clark Group Agreement, on September 6, 2013.

54

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Pursuant to the Clark Group Agreement, as Amended, General Wesley K. Clark will serve as our Vice Chairman of the Board of Directors and Officer of Senior Veterans Advisor. Prior to the Commencement Date, we paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, we will pay the Clark Group $200,000 per year. We will also execute a warrant agreement providing the Clark Group with the right to purchase up to 500,000 shares of the Company’s common stock (the “Clark Warrants”) at an exercise price anticipated to be $1.00 per share. The Clark Warrants will be exercisable on the following basis: (i) 100,000 Clark Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Clark Warrants following the execution of the next 25 veteran franchise agreements. General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. In addition, pursuant to Amendment No. 1, The Clark Group‘s annual compensation was increased from $200,000 a year to $240,000 a year and received an additional 500,000 warrants (“Additional Clark Warrants”). Such Additional Clark Warrants are immediately vested, exercisable for a period of three years and have an exercise price of $1.00. The shares of common stock issuable upon exercise of the Clark Warrants and Additional Clark Warrants are being registered in this prospectus.

Further, the Clark Group will also be entitled to certain milestone and performance based bonuses. In the event that our common stock is listed for quotation on the OTC Bulletin Board, OTCQB Market, or any other quotation or exchange and within 18 months of commencement of trading, the stock price exceeds $5.00 per share the Clark Group will be granted warrants to purchase 700,000 shares of common stock at an exercise price of $2.00. These warrants will contain cashless exercise and will be exercisable for a period of three years from the date that they are granted. Additionally, the Clark Group is entitled to a cash bonus of $100,000 if we complete a private placement offering pursuant to the new Jumpstart Our Business Startups Act in which we raise a minimum of $5,000,000 in net proceeds. The Clark Group is also entitled to certain performance bonuses if we meet certain revenue driven milestones.

Peter Goldstein

On September 6, 2013, the Company entered into an employment agreement (the “Goldstein Employment Agreement”) with Peter Goldstein. Pursuant to the terms of the Goldstein Employment Agreement, Mr. Goldstein was appointed President, Interim Chief Financial Officer, Secretary and Director of the Company. Mr. Goldstein will receive a salary of $180,000 per annum and is entitled to certain expense reimbursements. The term of the Goldstein Employment Agreement is one year. In the event that Mr. Goldstein is replaced as Chief Financial Officer and this agreement is terminated, Mr. Goldstein is entitled to receive all compensation, benefits and expenses, as provided in the Goldstein Employment Agreement, for a period of 12 months following the replacement.

Mr. Goldstein will be entitled to certain milestone and performance based bonuses.  In the event that our common stock is listed for quotation on the OTC Bulletin Board, OTCQB Market, or any other quotation or exchange and within 18 months of commencement of trading, the stock price exceeds $5.00 per share, the Mr. Goldstein will be granted warrants to purchase 700,000 shares of common stock at an exercise price of $2.00. These warrants will contain cashless exercise and will be exercisable for a period of three years from the date that they are granted. Additionally, the Mr. Goldstein is entitled to a cash bonus of $100,000 if we complete a private placement offering pursuant to the new Jumpstart Our Business Startups Act in which we raise a minimum of $5,000,000 in net proceeds. Mr. Goldstein is also entitled to certain performance bonuses if we meet certain revenue driven milestones.

In addition to the milestone and performance bonuses, Mr. Goldstein is entitled to receive certain payments, on a case-by-case basis and on terms and compensation to be negotiated separately from the Goldstein Agreement and evidenced in a separate agreement, for his role with respect to any business development or any management support activities as may be requested or desired by the Company. Mr. Goldstein will also receive compensation for any referrals that cause us to consummate a licensing agreement.

55

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Outstanding Equity Awards at 2012 Fiscal Year End

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards; Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
David Horin		100,000		$2.00	12/1/15

On September 1, 2012, in connection with this agreement, the Company granted Mr. Horin 100,000 warrants with a term of three (3) years and an exercise price of $2.00. The value of the warrants at the time of the grant was $10,070.

2013 Equity Plan

On September 6, 2013, our board of directors adopted the 2013 Equity Plan Under this plan, we may grant options to employees, directors, senior management of the company and, under certain circumstances, consultants. The purpose of the 2013 Equity Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the company and its affiliates. A maximum of 4,000,000 shares of common stock has been reserved for issuance under this plan. The plan expires on September 6, 2023. Our board of directors will administer the plan unless and until the board of directors delegates administration to a committee, consisting of one or more members, that has been appointed by the board of directors, except that once our common stock begins trading publicly, the committee will consist solely of two or more outside directors as defined in the Treasury Regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The board of directors will have the power to determine which persons eligible under the plan will be granted option awards, when and how each option award will be granted, and the provisions and terms of each option award. If the board of directors delegates administration of the plan to a committee, the committee will inherit all of the powers possessed by the board of directors.

Transferability

Option awards are not transferable other than by will or by the laws of descent and distribution unless otherwise provided in the individuals option agreement.

Change of Control Event

In the event of a change in control, then, without the consent or action required of any holder of an option award (in such holder’s capacity as such):

(i) Any surviving corporation or acquiring corporation or any parent or affiliate thereof, as determined by the board of directors in its discretion, will assume or continue any option awards outstanding under the plan in all or in part or shall substitute to similar stock awards in all or in part; or

(ii) In the event any surviving corporation or acquiring corporation does not assume or continue any option awards or substitute to similar stock awards, for those outstanding under the plan, then: (a) all unvested option awards will expire (b) vested options will terminate if not exercised at or prior to such change in control; or

(iii) Upon change in control the board of directors may, in its sole discretion, accelerate the vesting, partially or in full, in the sole discretion of the board of directors and on a case-by-case basis of one or more option awards as the board of directors may determine to be appropriate prior to such events.

Notwithstanding the above, in case of change in control, in the event all or substantially all of the shares of the company are to be exchanged for securities of another company, then each holder of an option award shall be obliged to sell or exchange, as the case may be, any shares such holder hold or purchased under the plan, in accordance with the instructions issued by the board of directors, whose determination shall be final.

56

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Termination of Employment/Relationship

In the event of termination of the option holders employment with the company or any of its affiliates, or if applicable, the termination of services given to the company or any of its affiliates by consultants of the company or any of its affiliates for cause (as defined in the plan), all outstanding option awards granted to such option holder (whether vested or not) will immediately expire and terminate on the date of such termination and the holder of option awards will not have any right in connection to such outstanding option awards, unless otherwise determined by the board of directors. The shares of common stock covered by such option awards will revert to the plan.

On September 6, 2013, we issued to Mr. Devaraj fully vested options to purchase shares of common stock in connection with his employment agreement: (i) 250,000 options with an exercise price of $2.00 per share, (ii) 250,000 options with an exercise price of $3.00 per share, (iii) 250,000 options with an exercise price of $4.00 per share, and (iv) 250,000 options with an exercise price of $5.00 per share. Each of the options are exercisable for a term of 10 years.

Director Compensation

Our directors did not receive any compensation during the years ended December 31, 2012 and 2011, except as follows:

Name	Fees earned or paid in cash ($)	Stock awards	Bonus	Option Awards ($)	All Other Compensation	Total ($)

Dimitri Villard (1)	$13,125	$13,125	$0	$0	$0	$26,250

1)	On July 16, 2012, we entered into an advisory agreement (the “Villard Advisory Agreement”) with Dimitri Villard. The parties agreed that from July 1, 2012 until June 30, 2013, Mr. Villard would perform advisory services for us, as well as serving as member of our Board of Directors. In compensation, we will pay Mr. Villard $45,000, consisting of: (i) $22,500 of shares of our Common Stock which were issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement, and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement. The Villard Advisory Agreement contains a share provision, whereby we will issue $22,500 worth of shares over the requisite service period based upon a $.50 per share price of common stock (based on 50% of the per share price of common stock sold in the 2012 Private Placement Offering). Mr. Villard did not receive any cash payments or shares in 2012. Mr. Villard resigned as a director on September 6, 2013.

57

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Security Ownership of Certain Beneficial Owners

and Management and Related Stockholder

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2013 for: (i) each of our directors; (ii) each of our executive officers: (iii) all of our directors and executive officers as a group; and (iv) all persons, to our knowledge, are the beneficial owners of more than five percent (5%) of the outstanding shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

Mr. David Horin resigned from his position as Chief Financial Officer and Executive Vice President following December 31, 2012 and does not hold any shares of our outstanding common stock. Mr. Alfonso J. Cervantes resigned from his positions as President, Treasurer, Secretary and Director following June 21, 2013. Mr. Villard resigned from his position as Director on September 6, 2013.

Except as indicated in footnotes to this table, we believe each person named in this table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. Percentage ownership is based on 11,405,334 shares of common stock outstanding on December 31, 2013.

Name of Beneficial Owner (1)(2)	Common Stock Beneficially Owned	Percent of Class
David Danhi	4,275,000	37.48%
Robert Y. Lee (3)	1,300,000	10.83%
Nicholas Koutsivitis	-	-%
Deepak Devaraj (4)	2,125,000	16.31%
General Wesley Clark (5)	500,000	4.20%
Peter Goldstein (6)	1,930,000	15.65%

Robert Rein	845,000	7.41%
Trilogy Capital Partners, Inc. (7)	1,600,000	13.33%
Joshua Capital, LLC (3)	700,000	6.14%
Brian Pallas (11)	2,948,000	21.24%
GCT TX, LLC (8)	1,725,000	13.14%
GCT San Diego, LLC (9)	750,000	6.17%
QSR Investments, LLC (10)	1,687,500	12.89%
Directors and officers as a group (6 persons)	10,130,000	84.46%

*	represents less than 1.0%

(1)	Unless otherwise indicated, the address of each person is The Grilled Cheese Truck, Inc., North Nob Hill Road, Suite 321, Fort Lauderdale, FL 33324.
(2)	Unless otherwise indicated, all ownership is direct beneficial ownership.
(3)	Includes (i) warrants to purchase 600,000 shares of common stock which are currently exercisable and (ii) 700,000 shares of common stock held by Joshua Capital, LLC, of which Mr. Lee is the sole owner.
(4)	Includes (i) 500,000 shares of common stock, (ii) 375,000 shares of common stock issuable upon the exercise of warrants which are immediately exercisable, (iii) 250,000 shares of common stock issuable upon conversion of a promissory note which may be converted immediately and (iv) 1,000,000 options to purchase common stock issued pursuant to the Company’s 2013 Equity Plan which are immediately exercisable.

58

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

(5)	Includes 500,000 shares of common stock issuable upon exercise of a warrant that is immediately exercisable.
(6)	Includes (i) 1,000,000 shares of common stock, (ii) 600,000 shares of common stock issuable upon exercise of a warrant which is immediately exercisable and (iii) 330,000 shares of common stock issuable upon exercise of warrants held by Grandview Capital Partners, Inc. Mr. Goldstein, is the founder, chairman, chief executive officer and registered principal of Grandview Capital Partners, Inc.
(7)	Includes (i) 1,000,000 shares of common stock and (ii) 600,000 shares of common stock issuable upon the exercise of warrants which are immediately exercisable. Our former President, Secretary and director, who resigned each of the respective positions on June 21, 2013, Alfonso J. Cervantes, owns 100% equity interest in Trilogy Capital Partners, Inc.
(8)	Includes (i) 1,150,000 shares of common stock issuable upon conversion of a promissory note which may be converted immediately and (ii) 575,000 shares of common stock issuable upon exercise of a warrant that is immediately exercisable.
(9)	Includes (i) 500,000 shares of common stock issuable upon conversion of a promissory note which may be converted immediately and (ii) 250,000 shares of common stock issuable upon exercise of a warrant that is immediately exercisable.
(10)	Includes (i) 1,125,000 shares of common stock issuable upon the exercise of warrant which is immediately exercisable and (ii) 562,500 shares of common stock issuable upon conversion of a promissory note which may be converted immediately.
(11)	Includes (i) 473,000 shares of common stock owned directly by Mr. Pallas, (ii) an aggregate of 1,725,000 shares of common stock issuable upon the conversion of certain promissory notes and warrants held by GCT TX, LLC, of which Mr. Pallas is a managing member, and (iii) an aggregate of 750,000 shares of common stock issuable upon the conversion of certain promissory notes and warrants held by GCT San Diego, LLC, of which Mr. Pallas is a managing member. Mr. Pallas is also the managing director the American Food Truck Group, LLC.

Certain Relationships and Related Transactions and Director Independence

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or
(D)	Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

On December 31, 2009, we issued 1,000,000 shares of common stock to our founder, Mr. Peter Goldstein, having a fair value of $1,000 ($0.001/share) in exchange for founder services in connection with setting up and forming the Company.  Mr. Goldstein was our Founder, President and Director, and is currently a President, Interim CFO and a Director to the Company. In addition, Mr. Goldstein is the founder, Chairman and CEO of Grandview Capital Advisors, Inc. and Grandview Capital Partners, Inc., which previously served as a financial advisory and placement agent to the Company.

On April 12, 2012, we executed a Stock Purchase Agreement with Trilogy Capital Partners, Inc. and Robert Lee, our Executive Chairman, Director and Principal Financial Officer. Pursuant to the Stock Purchase Agreement, we sold (i) 1,000,000 shares of our common stock, $0.001 par value per share, at a price of $0.001 per share to TRIG Capital for an aggregate purchase price of $1,000, and (ii) 1,000,000 shares of our common stock, at a price of $0.001 per share to Robert Lee for an aggregate purchase price of $1,000.  Mr. Cervantes, our former President, Secretary and a director, owns a 100% interest in us as a beneficial shareholder of Trilogy Capital Partners.

59

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

On June 15, 2012, we entered into an advisory agreement with Richard M. Cohen Consultants, Inc. (the “Cohen Advisor”). The parties agreed that the Cohen Advisor would perform advisory and consulting services for us, for which we paid the Cohen Advisor $120,000, consisting of: (i) $60,000 of shares of our common stock based on the per share price of the common stock sold in the 2012 Private Placement Offering ($1.00), and (ii) $60,000 of cash which was paid in monthly payments of $5,000 pursuant to the terms of the agreement. Richard M. Cohen is also the Chairman of Chord Advisors LLC (“Chord”) and David Horin, our former Chief Financial Officer (who resigned on June 24, 2013), is the President of Chord. The Cohen Advisory Agreement expired on June 14, 2013.

On July 16, 2012, we entered into the TRIG Capital Advisory Agreement with TRIG Capital Group, LLC whose members are Alfonso J. Cervantes, our former President, Secretary and a director, Robert Lee, the Executive Chairman, Principal Financial Officer and a director of the Company and Peter Goldstein, founder and current interim Chief Financial Officer, President, Secretary and former financial advisor to the Company through Grandview Capital Partners, Inc. Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital will provide us with foreign and domestic marketing services, management advice and support regarding operations, administrative services, and assist with business development as required by the Company. In addition, TRIG Capital will assist management in establishing its franchising operations and assisting in the sale of these franchises. As compensation for such services, we granted TRIG Capital a warrant to purchase 1,800,000 shares of common stock of the Company. The Company valued the warrants at $327,041 using the Black-Scholes option pricing model. . The TRIG Warrant is exercisable until July 16, 2017, with an exercise price of $2.00 per share, or may be exercised on a cashless basis. In addition to the warrant, we will pay TRIG Capital a cash bonus of ten (10) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company after the Share Exchange for a period of five (5) years. Alfonso J. Cervantes has investment power over the securities held by TRIG Capital Partners, LLC. The 1,800,000 warrants were subsequently transferred to Mr. Cervantes, Mr. Goldstein and Mr. Lee, equally. As of December 31, 2013, we terminated the TRIG Capital Advisory Agreement.

On July 16, 2012, we entered into the Investor Relations Agreement with Trilogy, whose principal shareholder is Alfonso J. Cervantes, our former President, Secretary and a director. The parties agreed to an eighteen month contract, whereby Trilogy would provide us with the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist us in preparing and disseminating investor relations documents, materials, and Company presentations, including press releases, online communications, and the Company’s website. We agreed to Trilogy $10,000 per month for these services for an aggregate amount of $120,000. In addition, we paid Trilogy $25,000 as an engagement fee. As of December 31, 2013, this agreement was terminated. The aggregate consideration paid to Trilogy pursuant to the agreement was $120,000.

60

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

On July 16, 2012, we entered into an advisory agreement (the “Grandview Advisory Agreement”) with Grandview. Pursuant to the Grandview Advisory Agreement, Grandview agreed to provide us primarily with assistance and advice in seeking out merger or acquisition partners or targets. We agreed to pay Grandview $10,000 per month for a period of 18 months, for an aggregate amount up to $180,000, and certain transaction based compensation involving the sale of our company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement. On September 6, 2013, we entered into a termination agreement (the “Termination Agreement”), whereby we terminated the Grandview Advisory Agreement with Grandview. The Grandview Advisory Agreement was mutually terminated by the parties because Mr. Goldstein’s relationship with the Company changed. As provided in the Grandview Advisory Agreement and the Advisory Termination Agreement, the Company agreed that the provisions relating to the payment of fees (including but not limited to the tail fees specified in the Grandview Advisory Agreement relating to any entities or individuals Grandview introduced to the Company prior to the execution of the Advisory Termination Agreement), reimbursement of expenses, indemnification and contribution, independent contractor, conflicts, confidentiality and waiver of the right to trial by jury survive such termination. Peter Goldstein, the recently appointed President, interim Chief Financial Officer, Secretary and Director of the Company, is the founder, chairman, chief executive officer and registered principal of Grandview Capital Partners, Inc. Mr. Goldstein was also our founder and served as our President and Director from December 31, 2009 to April 12, 2012. Mr. Goldstein did not hold any officer or director positions with the Company when the Grandview Advisory Agreement was consummated and through our 2013 Private Placement Offering.

On July 16, 2012, we entered into an advisory agreement (the “Villard Advisory Agreement”) with Dimitri Villard (the “Villard Advisor”), one of our former directors. The parties agreed that the Villard Advisor would perform advisory services for us, as well as serving as member of our board of directors. The Villard Advisor agreed to devote, on a non-exclusive basis, the necessary time, energy and efforts to our business and to use his best efforts and abilities to faithfully and diligently promote our business interests. In exchange, we agreed to pay the Villard Advisor $45,000, consisting of: (i) 45,000 of shares of our common stock to be issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement at $.50 per share (based on 50% of the per share price of the common stock sold in the 2012 Private Placement Offering), and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement. The Villard Advisory Agreement was amended by Amendment No. 1 to the Villard Advisory Agreement, whereby the term of the Villard Advisory Agreement was extended to February 28, 2013. The shares of common stock issued pursuant to the Villard Advisory Agreement, as Amended, are being registered in this prospectus. On September 6, 2013, Mr. Villard resigned for our Board of Directors, whose resignation was is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

On August 15, 2012, we entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange and will continue for a period of two years. The Clark Group Agreement was subsequently amended by Amendment No. 1 to the Clark Group Agreement, on September 6, 2013.

Pursuant to the Clark Group Agreement, as Amended, General Wesley K. Clark will serve as Vice Chairman of the Board of Directors and Senior Veterans Advisor of the Company. Prior to the Commencement Date, we paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, we will pay the Clark Group $200,000 per year. We will also execute a warrant agreement providing the Clark Group with the right to purchase up to 500,000 shares of the Company’s common stock (the “Clark Warrants”) at an exercise price anticipated to be $1.00 per share. The Clark Warrants will be exercisable on the following basis: (i) 100,000 Clark Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Clark Warrants following the execution of the next 25 veteran franchise agreements. General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. In addition, pursuant to Amendment No. 1, The Clark Group‘s annual compensation was increased from $200,000 a year to $240,000 a year and received an additional 500,000 warrants (“Additional Clark Warrants”). Such Additional Clark Warrants are immediately vested, exercisable for a period of three years and have an exercise price of $1.00. The shares of common stock issuable upon exercise of the Clark Warrants and Additional Clark Warrants are being registered in this prospectus.

61

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Further, the Clark Group will also be entitled to certain milestone and performance based bonuses. In the event that our common stock is listed for quotation on the OTC Bulletin Board, OTCQB Market, or any other quotation or exchange and within 18 months of commencement of trading, the stock price exceeds $5.00 per share the Clark Group will be granted warrants to purchase 700,000 shares of common stock at an exercise price of $2.00. These warrants will contain cashless exercise and will be exercisable for a period of three years from the date that they are granted. Additionally, the Clark Group is entitled to a cash bonus of $100,000 if we complete a private placement offering pursuant to the new Jumpstart Our Business Startups Act in which we raise a minimum of $5,000,000 in net proceeds. The Clark Group is also entitled to certain performance bonuses if we meet certain revenue driven milestones.

On August 15, 2012, we entered into an agreement (the “Chord Agreement”) with Chord Advisors, LLC (“Chord”). Pursuant to the Chord Agreement, Chord will provide us with comprehensive outsourced accounting solutions. We will pay Chord $6,250 per month for a period of 12 months. In addition, on September 1, 2012, we granted Chord warrants to purchase up to 100,000 shares of common stock with a term of three (3) years and an exercise price of $20.00. Our former Chief Financial Officer, David Horin, is the President of Chord. On June 24, 2013, the Chord Agreement was terminated. As of the date of this prospectus, we are in discussions with Chord for settlement of all amounts due under the Chord Agreement.

62

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Grandview Capital Partners, Inc. (“Grandview”), a Florida corporation that operated as an office of supervisory jurisdiction at c/o Grandview Capital Partners, Inc., 300 South Pine Island Road, Suite 240 Plantation, FL 33324, registered under the name Blackwall Capital Markets, Inc. until September 9, 2013 (“Blackwall”, together with Grandview, the “Placement Agent”), a broker dealer that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation and registered with the Securities and Exchange Commission acted as placement agent in connection with the 2012 Private Placement Offering and the 2013 Private Placement Offering (collectively, the “Offerings”). As consideration for acting as the placement agent, at the closing of the Offerings, the Company paid to the Placement Agent (i) in cash, a fee equal to $128,500 for the 2012 Private Placement Offering and a fee equal to $32,100 for the 2013 Private Placement Offering and (ii) issued warrants to purchase up to an aggregate of 287,500 shares of our common stock in the 2012 Private Placement Offering and warrants to purchase up to an aggregate of 64,500 shares of our common stock in the 2013 Private Placement Offering. The Placement Agent warrants have an exercise price of $2.40 per share, exercisable for a term of five (5) years from the closing of each of the Offerings, respectively, and contain equitable adjustment for stock splits, stock dividends and similar events, as well as full ratchet anti-dilution provisions. Peter Goldstein, the current President, interim Chief Financial Officer and Director of the Company, is the founder, chairman, chief executive officer and registered principal of Grandview Capital Partners, Inc. Mr. Goldstein did not hold any officer or director positions with us during the 2012 Private Placement Offering or 2013 Private Placement Offering.

On September 6, 2013, we entered into a termination agreement (the “Placement Agent Termination Agreement”), whereby we terminated our placement agency agreement (the “Placement Agreement”) with Grandview entered into on May 29, 2013 because Mr. Goldstein’s relationship with the Company changed. The Company agreed that the provisions relating to the payment of fees (including but not limited to the tail fees specified in the Placement Agreement relating to any entities or individuals Grandview introduced to the Company prior to the execution of the Placement Agent Termination Agreement), expenses, rights of first refusal, confidentiality, indemnification and contribution and the Company’s indemnification obligations survive the termination of the Placement Agreement. Mr. Goldstein did not hold any officer or director positions with us when the Placement Agreement was consummated and through our most recent private placement offering. Further, on September 9, 2013, Grandview terminated its relationship with Blackwall and is no longer operating as an office of supervisory jurisdiction for Grandview.

63

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

DESCRIPTION OF SECURITIES TO BE REGISTERED

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value of $0.001 per share, of which 1,000,000 is designated as Series A Preferred stock. As of December 31, 2013, 11,405,334 shares of our common stock and no shares of our Series A Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

Our certificate of incorporation provides that we are authorized to issue up to 10,000,000 shares of preferred stock with a par value of $0.001 per share. Our board of directors have the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

64

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Our Series A Preferred Stock shall automatically be converted into shares of common stock upon the earlier of (i) one year from the date of initial issuance of any shares of the Series A Preferred Stock or (ii) the effectiveness of a registration statement filed with the Securities and Exchange Commission covering the resale of common stock issued by the Company in its next PIPE transaction (the “PIPE”).  In the event of mandatory conversion pursuant to (i), the Series A Preferred Stock shall be converted at a conversion rate equal to $0.50 per share of common stock of the Company.  In the event of a mandatory conversion pursuant to (ii), the conversion rate shall be equal to 50% of the price per share of common stock (or common stock equivalents) sold in the PIPE.  In addition, upon the initial closing of the PIPE, the holders of the Series A Preferred Stock may elect to convert the Series A Preferred Stock into securities of like kind sold in the PIPE at a conversion rate of 50% of the price per share of common stock (or common stock equivalents) sold in the PIPE.

Holders of the Series A Preferred Stock shall be entitled to receive cumulative dividends, at the rate of ten percent (10%) per annum of the original issue price per year, which shall be payable, in cash or in stock, at the Company’s option, upon conversion of the Series A Preferred Stock. Additionally, the Series A Preferred Stock carries anti-dilution rights upon certain issuances up to 24 months from the date of issuance.

Transfer Agent and Registrar

VStock Transfer, LLC is our transfer agent and registrar for the common stock.

Quotation of Securities

We intend to seek to have a broker-dealer file a Form 211 in order to have our common stock quoted on the OTC Bulletin Board and/or OTCQB. It is anticipated that our common stock will be quoted on the OTC Bulletin Board and/or OTCQB on or promptly after the date of this prospectus, provided, however, that is no assurance that our common stock will actually be approved and quoted on the OTC Bulletin Board or OTCQB.

65

 DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

SELLING STOCKHOLDERS

The following table sets forth information as of the date of this prospectus, to our knowledge, about the ownership of our common stock by the selling stockholders both before and immediately after the offering.

All of the selling stockholders received their securities in private placements undertaken by us which were closed prior to the initial filing date of the registration statement of which this prospectus is a part. The selling stockholders have sole voting and investment power with respect to all of the shares of common stock owned by them unless otherwise indicated.

The percent of ownership for the selling stockholders is based on 11,405,334 shares of common stock outstanding as December 31, 2013 (without giving effect to the exercise of any options and warrants currently outstanding).

The shares of common stock being offered pursuant to this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders. After the date of effectiveness, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock.

Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Name of Selling Shareholder	Shares Owned Prior to the Offering		Number of Shares underlying Warrants and Promissory Notes Owned Prior to the Offering	Shares Offered by this Prospectus	Shares Owned After the Offering
	Number	Percent			Number	Percent
19 Jackson St, Inc (2)	2,000	0.02%	-	2,000	0	*%
A. Morgan Wright	251,956	2.21%	-	251,956	0	*%
Abraham S. Adler	1,000	0.01%	-	1,000	0	*%
Alan S. & Miriam D. Clepper	0	0.00%	150,000	150,000	0	*%
Anthony Boyle	0	0.00%	75,000	75,000	0	*%
Arbed Indy, LLC (3)	1,000	0.01%	-	1,000	0	*%
Arbed Tosa 100, LLC (4)	1,000	0.01%	-	1,000	0	*%
Arbed, LLC (5)	1,000	0.01%	-	1,000	0	*%
Ashley Cervantes	2,000	0.02%	-	2,000	0	*%
Barry T. Cervantes	2,000	0.02%	-	2,000	0	*%
Bella Zaslavsky	1,000	0.01%	-	1,000	0	*%
BizSuccess Inc. Retirement Plan (6)	0	0.00%	37,500	37,500	0	*%
Blackwall Capital Markets, Inc. (7)	0	0.00%	22,000	22,000	0	*%
Brent T. Minton	1,000	0.01%	-	1,000	0	*%
Brian Pallas	473,000	4.16%	-	473,000	0	*%
Brian Robert Minton	1,000	0.01%	-	1,000	0	*%
Carmen Cervantes	1,000	0.01%	-	1,000	0	*%
Caroline Parkinson	3,000	0.03%	-	3,000	0	*%
Chad R. Minton	5,000	0.04%	-	5,000	0	*%

66

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Chord Advisors (8)	0	0.00%	100,000	100,000	0	*%
Christopher L. Stai	0	0.00%	37,500	37,500	0	*%
Cynthia Holloway & Sean Melia	5,000	0.04%	-	5,000	0	*%
D. Randy Regier & Deena L. Regier	10,000	0.09%	-	10,000	0	*%
Darren C. Minton	26,000	0.23%	-	26,000	0	*%
Dave Szmudanowski	4,000	0.04%	-	4,000	0	*%
David Danhi	4,275,000	37.56%	-	1,000,000	0	*%
David R. Lazzara, JR & Paige K. Thompson	15,000	0.13%	-	15,000	0	*%
Debra A. Stephenson	1,000	0.01%	-	1,000	0	*%
Deepak Deveraj	500,000	4.39%	625,000	1,125,000	0	*%
Devin Hornick	19,886	0.17%	-	19,886	0	*%
Dimitri Villard	45,000	0.39%	-	45,000	0	*%
EDJ Limited (9)	167,773	1.47%	-	167,773	0	*%
Elizabeth Steffensen & Lars Steffensen	15,000	0.13%	-	15,000	0	*%
Eric Stein	1,000	0.01%	-	1,000	0	*%
Erika Bleiberg	1,000	0.01%	-	1,000	0	*%
GCT San Diego, LLC (10)	0	0.00%	750,000	750,000	0	*%
GCT TX, LLC (11)	0	0.00%	1,725,000	1,725,000	0	*%
General Wesley K. Clark	0	0.00%	1,700,000	1,700,000	0	*%
Gladstone & Weissman, P.A. (12)	10,000	0.09%	-	10,000	0	*%
Grandview Capital Partners, Inc. *(13)	0	0.00%	330,000	330,000	0	*%
Gregg Jaclin	1,000	0.01%	-	1,000	0	*%
Inge Goldstein	1,000	0.01%	-	1,000	0	*%
James H. Anderson	84,257	0.74%	-	84,257	0	*%
James M Thomas & Monica S Thomas	6,000	0.05%	-	6,000	0	*%
James Parkinson	3,000	0.03%	-	3,000	0	*%
James R. Rothring	15,000	0.13%	37,500	52,500	0	*%
Jefferey Quick	10,000	0.09%	-	10,000	0	*%
Jeffrey B Neustadt	84,133	0.74%	-	84,133	0	*%
Jennifer Zammit	1,000	0.01%	-	1,000	0	*%
John A. Vassallo	1,000	0.01%	-	1,000	0	*%
Jonhenri Alston II	1,000	0.01%	-	1,000	0	*%
Joshua Capital, LLC (14)	700,000	6.15%	-	700,000	0	*%
Robert Y. Lee	0	0.00%	1,300,000	600,000	0	*%
Judy Cervantes King	1,000	0.01%	-	1,000	0	*%
Kelly S. Higgins	10,000	0.09%	-	10,000	0	*%
Kessler/Allenbach Trust Nov, 2, 1989 (15)	0	0.00%	75,000	75,000	0	*%
Lawerence Finklestein	15,000	0.13%	-	15,000	0	*%
Lillan Sanchez	1,000	0.01%	-	1,000	0	*%
Linda Rose Mongell	6,000	0.05%	-	6,000	0	*%
Marc P. Kaplan	15,000	0.13%	-	15,000	0	*%
Mark A. Fries	0	0.00%	37,500	37,500	0	*%
Mark Parkinson	85,071	0.75%	-	85,071	0	*%
Martin J. Brill	184,059	1.62%	-	184,059	0	*%
Matthew F. Schafnitz	15,000	0.13%	-	15,000	0	*%

67

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Michael Castelli	79,543	0.70%	-	79,543	0	*%
Michael Daidone	15,000	0.13%	-	15,000	0	*%
Michael J Byrne	7,500	0.07%	-	7,500	0	*%
Michael Mulder	79,543	0.70%	-	79,543	0	*%
Mona Carol Hall	15,000	0.13%	-	15,000	0	*%
MSSB Custodian James R. Rothring (16)	15,000	0.13%	-	15,000	0	*%
MW Bridges LLC (17)	3,000	0.03%	-	3,000	0	*%
Neha M. Shah	7,000	0.06%	-	7,000	0	*%
Oppenheim Pilelsky PA Cash Balance Plan(18)	3,000	0.03%	-	3,000	0	*%
PBNJ Advisors, Inc. (19)	20,000	0.18%	-	20,000	0	*%
Perry D. West	1,000	0.01%	-	1,000	0	*%
Peter Berg	1,000	0.01%	-	1,000	0	*%
Peter Gregory Brazel	0	0.00%	75,000	75,000	0	*%
Peter J. Goldstein	1,000,000	8.79%	1,300,000	1,600,000	0	*%
Porter Partners, L.P. (20)	335,547	2.95%	-	335,547	0	*%
QSR Investments, LLC (21)	0	0.00%	1,687,500	1,687,500	0	*%
Ramona Parkinson	3,000	0.03%	-	3,000	0	*%
Richard Cohen	60,000	0.53%	-	60,000	0	*%
Richard Khaleel	4,000	0.04%	-	4,000	0	*%
Riverstar, LLC (22)	2,000	0.02%	-	2,000	0	*%
Rob Phillips	15,000	0.13%	-	15,000	0	*%
Robert Cohen	1,000	0.01%	-	1,000	0	*%
Robert Eng	15,000	0.13%	-	15,000	0	*%
Robert L. Doeer	6,000	0.05%	-	6,000	0	*%
Robert Lloyd LLC (23)	42,104	0.37%	-	42,104	0	*%
Robert O. Mayer	79,543	0.70%	-	79,543	0	*%
Robert S. Rein	845,000	7.42%	-	845,000	0	*%
Roland Gentner & Cynthia L Gentner JTWROS (24)	79,543	0.70%	-	79,543	0	*%
Ross W McKie	79,543	0.70%	-	79,543	0	*%
Roy Meadows	1,000	0.01%	-	1,000	0	*%
Roy T. Minton & Margo E. Minton	1,000	0.01%	-	1,000	0	*%
Seth Farbman	3,000	0.03%	-	3,000	0	*%
Steve Melakathu	1,000	0.01%	-	1,000	0	*%
Steven A. Lawson	59,657	0.52%	-	59,657	0	*%
Tara Lee Petrina	8,000	0.07%	-	8,000	0	*%
Thomas McChesney	0	0.00%	30,000	30,000	0	*%
Todd Binder	0	0.00%	112,500	112,500	0	*%
Trilogy Capital Partners, Inc. (25)	1,000,000	8.79%	600,000	1,600,000	0	*%
Trust of Steven W. Saunders DTE 2/26/02 (26)	84,676	0.74%	-	84,676	0	*%
William Corbett	150,000	1.32%	-	150,000	0	*%
William L. Martin III & Michael A. Martin JT (27)	0	0.00%	37,500	37,500	0	*%

68

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Yeung Family Trust (28)	0	0.00%	37,500	37,500	0	*%
Yoel Goldfeder	1,000	0.01%	-	1,000	0	*%
Young C. and Kay L. Lee	200,000	1.76%	-	200,000	0	*%

*	Less than 1%.
(1)	Assumes the sale of all shares offered pursuant to this prospectus.
(2)	Mark H. Kulkowitz is the natural person who holds voting and/or investment control over the securities.
(3)	John A. Vassallo is the natural person who holds voting and/or investment control over the securities.
(4)	John A. Vassallo is the natural person who holds voting and/or investment control over the securities.
(5)	John A. Vassallo is the natural person who holds voting and/or investment control over the securities.
(6)	Gary Lockwood is the natural person who holds voting and/or investment control over the securities.
(7)	Kevin Chen is the natural person who holds voting and/or investment control over the securities.
(8)	David Horin is the natural person who holds voting and/or investment control over the securities.
(9)	Jeffrey H. Porter is the natural person who holds voting and/or investment control over the securities.
(10)	Brian L. Pallas is the natural person who holds voting and/or investment control over the securities.
(11)	Brian L. Pallas is the natural person who holds voting and/or investment control over the securities.
(12)	Jeffrey A. Weissman is the natural person who holds voting and/or investment control over the securities.
(13)	Peter Goldstein is the natural person who holds voting and/or investment control over the securities.
(14)	Robert Y. Lee is the natural person who holds voting and/or investment control over the securities.
(15)	Phil Kessler is the natural person who holds voting and/or investment control over the securities.
(16)	James R. Rothring is the natural person who holds voting and/or investment control over the securities.
(17)	Randy Milby is the natural person who holds voting and/or investment control over the securities.
(18)	Roy Oppenheim is the natural person who holds voting and/or investment control over the securities.
(19)	Benjamin Cohen is the natural person who holds voting and/or investment control over the securities.
(20)	Jeffrey H. Porter is the natural person who holds voting and/or investment control over the securities.

(21)	Jeffrey Lawson is the natural person who holds voting and/or investment control over the securities.

(22)	Nicholas A. Cocco is the natural person who holds voting and/or investment control over the securities.
(23)	Robert Borland is the natural person who holds voting and/or investment control over the securities.
(24)	Roland W. Gentner is the natural person who holds voting and/or investment control over the securities.
(25)	A.J. Cervantes is the natural person who holds voting and/or investment control over the securities.
(26)	Steven Saunders is the natural person who holds voting and/or investment control over the securities.
(27)	William Martin III is the natural person who holds voting and/or investment control over the securities.
(28)	Kayuen Yeung is the natural person who holds voting and/or investment control over the securities.

69

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

The selling security holders may sell some or all of their shares at a fixed price of $1.25 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQX Market and thereafter at prevailing market prices or privately negotiated prices. The fixed price of $1.25 has been determined with reference to the fact the shares will be registered.  Prior to being quoted on the OTC Bulletin Board and/or OTCQX Market, shareholders may sell their shares in private transactions to other individuals.

Our common stock is not listed or traded on any public exchange, and we have not applied for listing or quotation on any exchange. We are seeking sponsorship for the quotation of our common stock on the OTC Bulletin Board and/or OTCQB Market. In order to be quoted on the OTC Bulletin Board and/or OTCQX Market, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.  There is further no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

70

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such beneficial owner before the offering; (4) the amount to be offered for the beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such beneficial owner after the offering is complete.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering, provided, however, we will receive proceeds from the exercise of the warrants held by Hudson Bay

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. All selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

71

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Other than Blackwall Capital Markets, Inc., a broker-dealer, General Wesley Clark, an affiliate of the broker-dealer UGR, LLC, and William Corbett, an affiliate of a broker-dealer Paulson Investment Company, Inc. no other selling stockholder is a broker-dealer or any affiliate of a broker-dealer.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no public trading market on which our common stock is traded. Among other matters, in order for our common stock to become OTCBB/OTCQB eligible, a FINRA-member broker/dealer must file a Form 211 with FINRA and commit to make a market in our securities once the Form 211 is approved by FINRA. As of the date of this prospectus, the Form 211 has not been filed with FINRA. There is no assurance that our common stock will be included on the OTCBB/OTCQB.

The shares of common stock registered hereby can be sold by the selling stockholders at a fixed price of $1.25 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing prices or privately negotiated prices. We determined such fixed price based on the highest price at which shares of our common stock were sold in previous private placements and the fact that the shares will be registered.

We can offer no assurance that an active public market in our shares will develop or be sustained. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Holders

As of [December 31, 2013], there are approximately 88 record holders of our common stock.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Ellenoff Grossman & Schole, LLP, New York, New York.

EXPERTS

The consolidated financial statements of The Grilled Cheese Truck, Inc. for the fiscal year ending December 31, 2012, have been included herein and in the registration statement in reliance upon the report of RBSM LLP, and for the fiscal year ending 2011, have been included herein and in the registration statement in reliance upon the report of EFP Rotenberg, LLP, respectively, the independent registered public accounting firms, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

72

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by RBSM LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the office of the SEC at the Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You are able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

73

THE GRILLED CHEESE TRUCK, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THE GRILLED CHEESE TRUCK, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current Assets:
Cash and equivalents	$63,306	$78,034
Accounts receivable, net of allowance for doubtful accounts of $nil as of September 30, 2013 and December 31, 2012, respectively.	3,386	2,728
Notes receivable	104,290	-
Prepaid expenses and other current assets	65,805	31,053
Total Current Assets	236,787	111,815

Property and equipment, net of accumulated depreciation	598,933	41,093
Deferred finance costs, net	261,120	145,358
Intangible assets	134,909	-
Other assets	75,595	11,900
Total Assets	$1,307,344	$310,166

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$632,454	$309,332
Accounts payable - related parties	245,150	164,893
Accrued compensation	49,387	9,887
Accrued interest	241,359	58,074
Accrued interest - related parties	1,119	458
Promissory notes	37,500	37,500
Promissory notes - related party	12,500	12,500
Notes payable	53,390	12,506
Advances from stockholders'	311	2,737
Deferred sale of intangible assets	250,000	-
Convertible notes payable, net of debt discount	-	339,579
Customer deposits	-	3,341
Total Current Liabilities	1,523,170	950,807

Long-term convertible notes payable, net of debt discount	3,390,102	1,575,589
Total Liabilities	4,913,272	2,526,396

Stockholders' Deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2013 and December 31, 2012	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized; 11,486,905 and 8,442,500 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	11,488	8,443
Additional paid in capital	2,635,149	79,186
Accumulated deficit	(6,252,565)	(2,303,859)
Total Stockholders' Deficit	(3,605,928)	(2,216,230)
Total Liabilities and Stockholders' Deficit	$1,307,344	$310,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

THE GRILLED CHEESE TRUCK, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2013	2012	2013	2012

Revenue:
Food truck sales	$998,179	$739,650	$303,922	$247,373
Catering and special events	231,181	228,883	76,965	95,748
Licensed truck	118,810	-	39,693	-
Total revenue	1,348,170	968,533	420,580	343,121

Cost of Sales:
Food and beverage	422,800	263,733	144,496	92,467
Food truck expenses	559,832	321,826	210,694	78,820
Commissary and kitchen expenses	327,212	41,621	108,459	(44,734)
Total cost of sales	1,309,844	627,180	463,649	126,553

Gross Profit (Loss):	38,326	341,353	(43,069)	216,568

Operating Expenses:
General and administrative	1,916,355	285,119	763,125	173,754
Selling costs	218,340	48,200	54,110	14,626
Consulting expense - related parties	1,310,712	-	325,035	-
Depreciation	26,876	4,549	22,619	1,516
Amortization of intangible assets	4,035	-	4,035	-
Total operating expenses	3,476,318	337,868	1,168,924	189,896

(Loss) Income From Operations	(3,437,992)	3,485	(1,211,993)	26,672

Other Expenses:
Interest expense	240,990	1,130	89,332	393
Interest expense - related party	1,138	-	427	-
Amortization of debt discount	207,178	-	14,390	-
Amortization of deferred finance costs	61,338	-	27,288	-
Loss on sale of fixed asset	-	1,440	—	-
(Loss) Income before provision for income tax	(3,948,636)	915	(1,343,430)	26,279

Provision for income tax (benefit) expense	(70)	100	204	-
Net (loss) income	$(3,948,706)	$1,015	$(1,343,226)	$26,279

(Loss) Earnings per share - basic and diluted	$(0.41)	$0.00	$(0.12)	$0.00

Weighted average shares outstanding - basic and diluted	9,730,308	8,442,500	10,922,662	8,442,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

THE GRILLED CHEESE TRUCK, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid In	Accumulated	Total Stockholders
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Deficit
Balance December 31, 2011	-	$-	200	$3,000	$17,966	$(959)	$20,007
							-
Payment to GCT minority shareholder	-	-	-	-	-	-	-
Recapitalization of Grilled Cheese Truck	-	-	8,442,300	5,443	(17,966)	(1,110,448)	(1,122,971)
Issuance of warrants concurrent with notes	-	-	-	-	79,186	-	79,186
Shares issued in connection with consulting agreements	-	-	-		-	-	-
Net loss	-	-	-	-	-	(1,192,452)	(1,192,452)
Balance December 31, 2012	-	-	8,442,500	8,443	79,186	(2,303,859)	(2,216,230)

Issuance of warrants concurrent with notes	-	-	-	-	89,743	-	89,743
Issuance of warrants for services	-	-	-	-	422,296	-	422,296
Issuance of options	-	-	-	-	27,860	-	27,860
Shares issued in connection with asset purchase agreement	-	-	500,000	500	499,500	-	500,000
Issuance of warrants in connection with asset purchase agreement	-	-	-	-	128,993	-	128,993
Shares issued for services	-	-	25,000	25	24,975	-	25,000
Shares issued in connection with consulting agreements	-	-	766,000	766	742,734	-	743,500
Shares issued in connection with conversion of accounts payable	-	-	56,571	57	56,514	-	56,571
Shares issued in connection with conversion of convertible notes payable	-	-	1,696,833	1,697	563,348	-	565,045
Net loss	-	-	-	-	-	(3,948,706)	(3,948,706)
Balance September 30, 2013	-	$-	11,486,904	$11,488	$2,635,149	$(6,252,565)	$(3,605,928)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

THE GRILLED CHEESE TRUCK, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2013	2012

Cash Flow From Operating Activities:
Net (loss) income	$(3,948,706)	$1,015
Reconciliation of net (loss) income to net cash used in operating activities:
Depreciation	26,876	4,549
Amortization of debt discount	207,178	-
Amortization of deferred financing costs	61,338	-
Amortization of intangible assets	4,035	-
Common stock issued for services	768,500	-
Options issued to employee	27,860	-
Warrants issued for services	422,296	-
Loss on sale of property and equipment	-	1,440
Changes in operating assets and liabilities:	-
Accounts receivable	(658)	(11,901)
Notes receivable	(104,290)
Prepaid expenses and other current assets	(34,752)	12,086
Deferred financing costs	(177,100)	-
Other assets	(63,695)	-
Accounts payable	323,122	7,267
Accounts payable, related party	136,828	-
Accrued compensation	39,500	5,317
Accrued interest	235,830	958
Accrued interest, related party	661	-
Deferred revenue	(3,341)	6,615
Net cash (used in) provided by operating activities	(2,078,518)	27,346

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	-	1,200
Proceeds from deferred sales of intangible assets	250,000	-
Purchases of fixed assets	(41,277)	-
Net cash provided by investing activities	208,723	1,200

Cash Flows From Financing Activities:
Bank overdraft	-	(6,211)
Proceeds from long term convertible notes	1,870,000	-
Repayment of notes payable to shareholder	(28,626)	(5,500)
Repayment of note payable	(12,506)	(7,421)
Advance from shareholders	26,200	-
Net cash provided by (used in) financing activities	1,855,068	(19,132)
Net (decrease) increase in cash	(14,728)	9,414

Cash at beginning of period	78,034	67,777
Cash at end of period	$63,306	$77,191

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$5,436	$1,167
Income taxes	$-	$-
Non-cash financing activity:
Common stock issued as a result of convertible debt conversion	$512,500	$-
Beneficial conversion feature on warrants issued concurrent with notes	$89,743	$-
Common stock issued in lieu of accrued interest	$52,545	$-
Common stock issued in connection with asset purchase agreement	$500,000	$-
Warrants issued in connection with asset purchase agreement	$128,993	$-
Assets purchased in connection with asset purchase agreement	$682,383	$-
Liabilities assumed in connection with asset purchase agreement	$53,390	$-
Common stock issued for payment of accounts payable	$56,571	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

THE GRILLED CHEESE TRUCK, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

1.	Nature of Business

TRIG Acquisition 1, Inc. (the “Company”) was incorporated in the State of Nevada on December 31, 2009 as GSP-1, Inc. The Company was formed as a vehicle to pursue a business combination. On July 6, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation to change its name from “GSP-1, Inc.” to “TRIG Acquisition 1, Inc.”

On October 18, 2012, the Company entered into a share exchange agreement (the “Exchange Agreement”) by and among (i) the Company, (ii) Grilled Cheese, Inc., a California corporation, (“Grilled Cheese”), (iii) GCT, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“GCT Sub”); (iv) David Danhi, the majority shareholder of Grilled Cheese (“Majority Shareholder”) and (v) Michelle Grant, the minority shareholder of Grilled Cheese (“Minority Shareholder”, together with the Majority Shareholder, the “Grilled Cheese Shareholders”). Pursuant to the terms of the Exchange Agreement: (1) the Majority Shareholder transferred to GCT Sub all of the shares of Grilled Cheese held by such shareholder in exchange for the issuance of 4,275,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); and (2) the Minority Shareholder transferred all of the shares of Grilled Cheese held by the Minority Shareholder in exchange for $500,000 and 845,000 shares of Common Stock (the “Share Exchange Transaction”).

The Share Exchange Transaction has been accounted for as a reverse acquisition of the Company, by Grilled Cheese but in substance as a capital transaction, rather than a business combination since the Company had nominal operations and assets prior to and as of the closing of the Share Exchange Transaction. The former stockholders of Grilled Cheese represent a significant constituency of the Company’s voting power immediately following the Share Exchange Transaction and Grilled Cheese’s management has assumed operational, financial and governance control. The transaction is deemed a reverse recapitalization and the accounting is similar to that resulting from a reverse acquisition. For accounting purposes Grilled Cheese is treated as the surviving entity and accounting acquirer in accordance with ASC 805, Business Combinations although the Company was the legal acquirer. Accordingly, the Company’s historical financial statements are those of Grilled Cheese. The accumulated losses of Grilled Cheese were carried forward after the completion of the Share Exchange Transaction.

All reference to Common Stock and per share amounts have been restated to effect the Share Exchange Transaction which occurred on October 18, 2012.

On February 19, 2013, following the Share Exchange Transaction, the Company changed its corporate name from “TRIG Acquisition 1, Inc.” to “The Grilled Cheese Truck, Inc.”

The Company is a food truck operation that sells various types of gourmet grilled cheese and other comfort foods in the Southern California and Phoenix, Arizona areas. The Company’s food trucks currently make multiple stops per week at prearranged locations. The food preparation occurs at a commissary which supports streamlined operations within the truck by limiting assembly and grilling, allowing the truck to achieve maximum revenues per hour by delivering melts, tots, soups and sides efficiently to customers. The Company’s business model includes the use of social media and location booking to attract customers to the truck’s various locations.

2.	Going Concern and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. The Company has cash of $63,306 and negative net working capital of $1,286,383 at September 30, 2013. The Company’s cash and working capital amounts were derived from the proceeds of financing transactions in which it raised proceeds of $1,650,000 in 2012 and $1,870,000 in 2013 through the issuance of notes, convertible notes and common stock purchase warrants. The Company’s net loss for the nine months ended September 30, 2013 was $3,948,706 and the deficit accumulated by the Company amounts to $6,252,565 as of September 30, 2013. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

In order to continue as a going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources.  Management’s plan to continue as a going concern includes raising capital through increased sales and conducting additional financings through debt and equity transactions. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. The ability of the Company to continue as a going concern is dependent upon the management’s ability to successfully implement the plans described above, including securing additional sources of financing and attain profitable operations.   Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis. The Company is actively targeting sources of additional financing through debt and equity transactions and other transactions as described in Note 15. There can be no assurance that we will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

F-6

Interim Financial Statements

These unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012 reflect all adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the periods presented in accordance with the accounting principles generally accepted in the United States of America. All adjustments are of a normal recurring nature.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the years ended December 31, 2012 and 2011 included in the Company’s Form 10-K filed with the United States Securities and Exchange Commission (“SEC”) on July 3, 2013. The Company assumes that the users of the interim financial information herein have read, or have access to, the audited consolidated financial statements for the preceding period, and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. The results of operations for the three and nine month periods ended September 30, 2013 are not necessarily indicative of results for the entire year ending December 31, 2013.

3.	Summary of Significant Accounting Policies

a.	Basis of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions are eliminated.

b.	Basis of Accounting

These unaudited condensed consolidated financial statements have been prepared using the basis of accounting generally accepted in the United States of America for annual financial statements and with Form 10-Q and article 8-03 of the Regulation S-X of the SEC. Under this basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

c.	Cash and Cash Equivalents

Cash primarily consists of cash on hand and bank deposits. The Company currently has no cash equivalents which would consist of money market accounts and other highly liquid investments with an original maturity of three months or less when purchased.

d.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.	Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method. The depreciation and amortization methods are designed to amortize the cost of the assets over their estimated useful lives, in years, of the respective assets as follows:

Computers	4 Years
Vehicles	4 Years
Office Equipment	7 Years
Food Service Equipment	7 Years
Furniture and Fixtures	7 Years
Leasehold Improvements	7 Years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the life of the lease or the estimated useful life of the assets. Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

F-7

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at September 30, 2013 and December 31, 2012.

f.	Accounts Receivable

Accounts receivable are generally unsecured. The majority of the Company's sales are in cash from truck stop sales. Receivables relate to catering and special event sales. The Company establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management's evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts.

g.	Revenue Recognition

The Company's revenue is derived from three sources. The primary source is from truck stop sales and lesser portions are from catering and event services and licensed truck sales. Truck stop sales are primarily received in cash and revenue for these sales, net of sales tax, is reported at that time.

For catering and special event services, customers must sign and deliver the Company's standard catering agreement with a minimum payment of 50% of the agreed upon price of the event. The remaining balance is due by credit card payment within 2 days of the event or cash on the day of the event. The initial 50% deposit is fully refundable until 14 days prior to the event, between 4 and 13 days prior to the event, the deposit is non-refundable and if the customer cancels within 3 days of the event, 100% of the agreed-upon price of the event is due. Revenue is recognized, net of sales tax, at the time services are provided.

For licensed truck sales, revenue is based on 6% of gross revenue from truck stop sales collected by the licensee. Revenue is recognized at the end of each month when the licensee is invoiced and the revenue is booked as a receivable.

h.	Advertising Costs

Advertising costs, which are included in general and administrative expenses in the accompanying Statements of Operations, are expensed when incurred. These costs consist primarily of printing for signs, menus, and promotional items. Also included are costs of web based advertising. Total advertising expenses for the nine months ended September 30, 2013 and 2012 were $17,373 and $8,194, respectively and for the three months ended September 30, 2013 and 2012 were $4,117 and $3,615, respectively.

i.	Earnings (loss) per common share

The Company utilizes the guidance per FASB Codification “ASC 260 "Earnings per Share". Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the conversion of convertible notes and the exercise of stock options and warrants (calculated using the modified-treasury stock method). Such securities, shown below, presented on a common share equivalent basis and outstanding as of September 30, 2013 have been excluded from the per share computations:

	For the Nine Months Ended
	September 30,
	2013	2012
Convertible notes issued (Post-Reverse Merger)	3,520,000	-
Convertible notes issued (Pre-Reverse Merger)	-	1,537,515
Options issued to employee	1,000,000	-
Warrants for services	852,000	1,900,000
Warrants issued in connection with asset purchase	250,000	-
Warrants issued in connection with convertible debt	1,760,000	-
	7,382,000	3,437,515

F-8

j.	Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k.	Sales Taxes

The Company's revenues in the statements of income are net of sales taxes.

l.	Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB ASC 820-Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 2 or Level 3 assets or liabilities as of September 30, 2013, with the exception of its convertible notes payable. The carrying amounts of these liabilities at September 30, 2013 approximate their respective fair value based on the Company’s incremental borrowing rate.

Cash is considered to be highly liquid and easily tradable as of September 30, 2013 and therefore classified as Level 1 within our fair value hierarchy.

In addition, FASB ASC 825-10-25 Fair Value Option, or ASC 825-10-25, was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any of its qualifying financial instruments.

m.	Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards for “Accounting for Derivative Instruments and Hedging Activities”.

Professional standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.  Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of “Conventional Convertible Debt Instrument”.

F-9

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.” Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying Common Stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying Common Stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

n.	Deferred Financing Costs

Costs incurred with obtaining and executing debt arrangements are capitalized and amortized over the term of the related debt.

o.	Impairment of Long-Lived Assets

In accordance with ASC 360 “Property, Plant, and Equipment”, we periodically review our long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.  We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.  The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. An impairment was not necessary as of September 30, 2013.Costs incurred with obtaining and executing debt arrangements are capitalized and amortized over the term of the related debt.

p.	Intangible Asset

In connection with the asset purchase agreement dated August 8, 2013 (see Note 15), the Company identified and recognized an intangible asset of $138,944 representing intellectual property comprised of trademarks, patents, domain names, technology rights, inventions etc. The asset is being amortized over the estimated life of four years. The Intangible Asset balance, net of accumulated amortization, at September 30, 2013 is $134,909.

q.	Stock-Based Compensation

The Company adopted the provisions of ASC 718. We estimate the fair value of stock options using a binomial model, consistent with the provisions of ASC 718 and SEC Staff Accounting Bulletin No. 107, Share-Based Payment. Option-pricing models require the input of highly subjective assumptions, including the price volatility of the underlying stock. We determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. The expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. We believe the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan, we decided to continue to use the Black-Scholes model to calculate the estimated fair value.

r.	Reclassifications

Certain reclassifications have been made to conform the prior period data to the current presentations. These reclassifications had no effect on the reported results.

s.	Recently Issued Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

4. Note Receivable

On March 18, 2013, the Company issued a licensee a promissory note relating to the licensee’s business expansion. The note will accrue interest at 3.25% and is due on demand. In total, the Company issued the affiliate $104,290 and the Company has recorded interest income of $888 which has been recorded in other assets.

5. Plant, Property and Equipment

Property and equipment consists of the following:

	September 30,	December 31,
	2013	2012
	(Unaudited)
POS systems	$21,358	$17,209
Food service equipment	41,681	19,671
Truck equipment	5,346	-
Automobiles	556,167	3,500
Leasehold improvements	10,703	10,703
Computers	2,334	1,789
Furniture and fixtures	3,064	3,064
Total Cost	640,652	55,936
Accumulated depreciation	(41,719)	(14,843)
Total	$598,933	$41,093

Depreciation expense for the nine months ended September 30, 2013 and 2012 was $26,876 and $4,549, respectively and for the three months ended September 30, 2013 and 2012 was $22,619 and $1,516, respectively. On August 8, 2013, the Company entered into an Asset Purchase Agreement. As part of the Asset Purchase Agreement, the Company purchased $543,439 worth of equipment and vehicles (see Note 15). During the nine months ended September 30, 2012, the Company sold a vehicle worth $2,640 net of accumulated depreciation of $960 and for cash of $1,199 and recorded a loss on sale of the vehicle of $1,440. There was no such loss recorded during the nine months ended September 30, 2013.

F-10

6.	Convertible Notes

a.	Pre-Reverse Merger Convertible Debt

At September 30, 2013 and December 31, 2012 pre-reverse merger convertible debentures consisted of the following:

	September 30,	December 31,
	2013	2012
	(Unaudited)
Convertible notes payable	$-	$512,500
Unamortized debt discount	-	(172,921)
Total	$-	$339,579

Prior to reverse merger and closing of the private placement as discussed below, the Company entered into convertible loans with third party non-affiliates in which $312,500 was received in cash and 400,000 common shares were converted into convertible notes payable valued at $200,000. These loans were convertible at a rate of 33 1/3% of the private placement share price. As a result, the Company recorded $512,500 in debt discount related to the beneficial conversion feature. In connection with these debentures, the Company has recorded amortization expense amounting to $177,244 (pre reverse merger) and $335,256 (post reverse merger) with $0 net of discount balance remaining. During the three and six months ended June 30, 2013, the Company charged to operations amortization of debt discount of $14,116 and $172,921, respectively. In May 2013, the Company issued 1,696,833 shares of its Common Stock valued at $0.333 per share as a result of converting $512,500 of principal and $52,545 of interest of its pre reverse merger convertible note holders.

Interest expense recorded on the notes for the nine months ended September 30, 2013 and 2012 amounted to $32,040 and $0, respectively and for the three months ended September 30, 2013 and 2012 amounted to $0 and $0, respectively.

b.	Post-Reverse Merger Convertible Debt

At September 30, 2013 and December 31, 2012 post-reverse merger convertible debentures consisted of the following:

	September 30,	December 31,
	2013	2012
	(Unaudited)
Convertible notes payable	$3,520,000	$1,650,000
Unamortized debt discount	(129,898)	(74,411)
Total	$3,390,102	$1,575,589

Notes

On October 18, 2012, the Company completed an initial closing (the “Initial Closing”) of a “best efforts” private offering of up to $5,000,000 (the “2012 Private Placement Offering”) of Units (as defined below) with a group of accredited investors (the “Purchasers”) for total gross proceeds to us of $1,050,000. During November 2012 and December 2012, the Company raised additional proceeds of $600,000. During 2013, the Company raised additional proceeds of $1,225,000. On April 18, 2013, the Company completed the final closing of the 2012 Private Placement Offering. In the aggregate, the Company sold 115 Units, for aggregate gross proceeds of $2,875,000. Pursuant to a subscription agreement with the Purchasers (the “Subscription Agreement”), the Company issued to the Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (the “Private Placement Notes”) and (ii) warrants to purchase shares (the “Private Placement Warrants”) of our Common Stock at an exercise price of $2.00 per share. Each Unit consists of a Private Placement Note, in the principal face amount of $25,000, and Private Placement Warrants to purchase 12,500 Shares (the “Units”).

The Private Placement Notes accrue interest at a rate of 10% on the aggregate principal amount, payable on the third anniversary of the issue date (the “Maturity Date”) if not converted prior to the Maturity Date. The Private Placement Notes are subject to (i) an optional conversion into shares of the Company’s Common Stock at the note holder’s election following the date upon which the Company’s Registration Statement (as defined in the 2012 Private Placement Offering documents) is declared effective with the SEC or (ii) a mandatory conversion thirty-six (36) months from the date of issuance. The shares of Common Stock issuable upon conversion of the Private Placement Notes shall equal: (i) the principal amount of the Private Placement Note and the accrued interest thereon (assuming the Company elects to pay the interest in shares of Common Stock) divided by (ii) $1.00.

F-11

On June 21, 2013, the Company completed its final closing of a “best efforts” private offering of up to $2,000,000 (the “2013 Private Placement Offering”) of Private Placement Units (such Private Placement Units being identical to the Private Placement Units issued in the 2012 Private Placement Offering) with a group of accredited investors (the “2013 Private Placement Purchasers”) for total aggregate gross proceeds of $645,000. Pursuant to a subscription agreement with the 2013 Private Placement Purchasers (the “2013 Private Placement Subscription Agreement”), the Company issued to the 2013 Private Placement Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (these notes mirror the Private Placement Notes) and (ii) warrants (these warrants mirror the Private Placement Warrants) to purchase shares of Common Stock at an exercise price of $2.00 per share. The Private Placement Units each consisted of a Private Placement Note, in the principal face amount of $25,000, and Private Placement Warrants to purchase 12,500 shares of Common Stock.

Warrants

The Private Placement Warrants are exercisable for an aggregate of 1,760,000 shares of the Company’s Common Stock as of September 30, 2013. The Private Placement Warrants are exercisable for a period of three years from the original issue date. The exercise price with respect to the Warrants is $2.00 per share.

The Company accounts for the warrant valuation in accordance with FASB ASC 470-20, Debt with Conversion and Other Options. The Company records the fair value of warrants issued in connection with those instruments. The discount recorded in connection with the warrant valuation is recognized as non-cash interest expense and is amortized over the term of the convertible note. The Company recorded to additional paid in capital and discount against notes $89,743 for the calculated fair value of the warrants, in conjunction with the notes issued for the nine months ended September 30, 2013. Amortization expense for the nine months ended September 30, 2013 and 2012 amounted to $34,257 and $0, respectively and for the three months ended September 30, 2013 and 2012 amounted to $14,390 and $0, respectively.

7.	Promissory Notes Payable

On September 21, 2012, September 24, 2012 and October 1, 2012, the Company entered into three secured promissory notes totaling $37,500 due on December 6, 2012 and bearing interest at 12% per annum. In March 2013, the note holders agreed to extend the maturity date of the notes to September 30, 2013. Although these notes were not in default for the quarter ended September 30, 2013, the Company is currently negotiating settlements with the note holders.

Promissory Notes Payable – Related Party

On September 12, 2012, the Company entered into a secured promissory note (the “Chord Note”) with Chord Advisors, LLC. The Chord Note totaled $12,500 was due on December 6, 2012 and bears interest at 12% per annum. In March 2013, Chord Advisors, LLC agreed to extend the maturity date of the note to September 30, 2013. Although this note was not in default for the quarter ended September 30, 2013, the Company is currently negotiating a settlement with the note holder. The Company’s former Chief Financial Officer, David Horin, is the President of Chord Advisors, LLC.

Interest expense recorded on notes payable for the nine months ended September 30, 2013 and 2012 amounted to $6,804 and $0, respectively and for the three months ended September 30, 2013 and 2012 amounted to $3,788 and $0, respectively.

8.	Notes Payable

Notes payable at September 30, 2013 and December 31, 2012 consists of the following:

	September 30,	December 31,
	2013	2012
	(Unaudited)
Notes payable	$65,896	$12,506
Less payments	(12,506)	-
Total	$53,390	$12,506

On August 8, 2013, the Company entered into an Asset Purchase Agreement. As part of the Asset Purchase Agreement, the Company assumed a liability totaling $53,390 for a finance arrangement relating to the purchase of a vehicle (see Note 15).

9.	Warrants

The following table summarizes the changes in warrants outstanding and related prices for the shares of the Company’s Common Stock issued to shareholders at September 30, 2013:

Exercise Price	Number Outstanding	Warrants Outstanding Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	Number Exercisable	Warrants Exercisable Weighted Average Exercise Price
$1.00-2.40	4,762,000	2.68	$1.87	4,762,000	$1.87

F-12

Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2011	-	$-
Issued – Pre Reverse Merger	1,900,000	2.00
Issued – Post Reverse Merger	825,000	2.00
Exercised	-	-
Expired	-	-
Outstanding at December 31, 2012	2,725,000	2.00
Issued	2,037,000	1.70
Exercised	-	-
Expired	-	-
Outstanding at September 30, 2013	4,762,000	$1.87

Warrants issued for services (pre-merger warrants):

On July 16, 2012, the Company issued warrants to purchase 1,800,000 shares of Common Stock valued at $2.00 and are exercisable on a cashless basis. The warrants expire five years from the date of grant.

On September 1, 2012, the Company issued warrants to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of grant.

Warrants issued concurrent with convertible notes (post-merger warrants):

On October 18, 2012, the Company issued warrants to purchase 525,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $50,391 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On November 8, 2012, the Company issued warrants to purchase 275,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $26,395 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On December 19, 2012, the Company issued warrants to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $2,400 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On January 10, 2013, the Company issued warrants to purchase 37,500 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $3,598 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On January 15, 2013, the Company issued warrants to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $2,401 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On January 28, 2013, the Company issued warrants to purchase 62,500 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $5,999 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On February 15, 2013, the Company issued warrants to purchase 18,750 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $1,798 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On March 4, 2013, the Company issued warrants to purchase 18,750 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $1,799 using the Black-Scholes option pricing model and amortizes it over the term of the note.

F-13

On March 22, 2013, the Company issued warrants to purchase 18,750 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $1,800 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On March 28, 2013, the Company issued warrants to purchase 6,250 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $600 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On April 4, 2013, the Company issued warrants to purchase 50,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $4,799 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On April 17, 2013, the Company issued warrants to purchase 125,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $11,998 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On April 18, 2013, the Company issued warrants to purchase 250,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $23,996 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On April 18, 2013, the Company issued warrants to purchase 287,500 shares of Common Stock to private placement agent at an exercise price of $2.40 per share. The warrants expire five years from the date of issuance. The Company valued the warrants at $133,277 using the Black-Scholes option pricing model and charged to operations fair value during the nine months ended September 30, 2013.

On June 21, 2013, the Company issued warrants to purchase 64,500 shares of Common Stock to private placement agent at an exercise price of $2.40 per share. The warrants expire five years from the date of issuance. The Company valued the warrants at $29,900 using the Black-Scholes option pricing model and charged to operations fair value during the nine months ended September 30, 2013.

On June 25, 2013, the Company issued warrants to purchase 322,500 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $30,955 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On August 8, 2013, the Company entered into an Asset Purchase Agreement and issued the seller warrants to purchase 250,000 shares of Common Stock at an exercise price of $1.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $128,993 using the Black-Scholes option pricing model.

On September 6, 2013, the Company issued warrants to purchase 500,000 shares of Common Stock at an exercise price of $1.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $259,119 using the Black-Scholes option pricing model.

The fair value of these warrants issued and the significant assumptions used to determine those fair values, using a Black-Scholes option-pricing model are as follows:

Significant assumptions:
Risk-free interest rate at grant date	0.60%-0.91%
Expected stock price volatility	80.00%
Expected dividend payout	—
Expected option life-years	(a)

(a)	All warrants issued expire in 3-5 years. The remaining life of the warrants is 2.68 years.

10.	Commitments and Contingencies

Operating Leases

On July 1, 2010 the Company leased a facility (“commissary kitchen”) in Los Angeles, California under an informal lease letter agreement directly with the Landlord. The rental terms of the lease are on a month to month basis.

On October 21, 2009 the Company executed a Vehicle and Maintenance Agreement with a Los Angeles based mobile food truck vendor. The agreement provides for rental of one or more mobile food trucks on a month to month basis after an initial six minimum month term per truck where rent is payable daily upon return of the truck to the vendor's service and parking facility. Combined rental expense for kitchen facilities and food truck rental for the nine months ended September 30, 2013 and 2012 were $149,167 and $43,250, respectively and for the three months ended September 30, 2013 and 2012 were $57,159 and $21,797, respectively.

F-14

Consulting Agreements

TRIG Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “TRIG Capital Advisory Agreement”) with TRIG Capital Group, LLC (“TRIG Capital”). The term of the agreement began on the effective date and continues until such agreement is terminated by the parties. Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital provides us with domestic marketing services, management advice and support regarding operations, administrative services, finance and assist with business development as required by the Company. In addition, TRIG Capital assists management in establishing its franchising operations and assisting in the sale of these franchises. Under the TRIG Capital Advisory Agreement, TRIG Capital may engage third parties reasonably acceptable to the Company to assist in its efforts to satisfy the terms of the TRIG Capital Advisory Agreement, but TRIG Capital is liable for any such payments made to third parties engaged by TRIG Capital.

As compensation for such services, the Company granted TRIG Capital a warrant to purchase 1,800,000 shares of Common Stock (the “TRIG Warrant”). The TRIG Warrant is exercisable until July 16, 2017, is valued at $2.00 and exercisable on a cashless basis. The 1,800,000 warrants were subsequently transferred to Mr. Cervantes, Mr. Goldstein and Mr. Lee, equally. In addition to the TRIG Warrant, since the consummation of the Share Exchange Transaction, the Company pays TRIG Capital a cash bonus of ten (10%) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company. This cash bonus will be extended to TRIG Capital for a period of five (5) years. Additionally, TRIG Capital receives a monthly fee of $7,000 on the last day of each month for a period of no less than 18 months.

Trilogy IR Agreement

On July 16, 2012, the Company entered into an investor relations agreement (the “Investor Relations Agreement”) with Trilogy Capital Partners, Inc. (“Trilogy”). The parties agreed to an eighteen (18) month contract, whereby Trilogy will provide the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist in preparing and disseminating investor relations documents, materials, and our presentations, including press releases, online communications, and Company’s website.

The Company will pay Trilogy $10,000 per month for these services. In addition, the Company paid Trilogy $25,000 as an engagement fee. Additionally, the Company paid Trilogy $40,000 upon the consummation of the Initial Closing of the 2012 Private Placement Offering and paid an additional $40,000 at the final closing of the 2012 Private Placement Offering.

Grandview Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “Grandview Advisory Agreement”) with Grandview Capital Partners, Inc. (“Grandview”). Pursuant to the Grandview Advisory Agreement, Grandview will provide primarily assistance and advice in seeking out a potential additional merger or acquisition partners or targets.

The Company will pay Grandview $10,000 per month for a period of 18 months. In the event that the Company enters into any transaction involving a sale of our company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement, Grandview will receive a fee between two (2%) and ten (10%) percent of the total transaction, depending on the transaction value, as defined in the Grandview Advisory Agreement. Additionally, the Company paid Grandview a cash success fee of $40,000 upon the consummation of the Initial Closing of the 2012 Private Placement Offering and paid an additional cash success fee of $40,000 at the final closing of the 2012 Private Placement Offering.

On September 6, 2013, the Company entered into a termination agreement (the “Termination Agreement”), whereby the company terminated the Grandview Advisory Agreement with Grandview. The Grandview Advisory Agreement was mutually terminated by the parties because Mr. Goldstein’s relationship with the Company changed. As provided in the Grandview Advisory Agreement and the Termination Agreement, the Company agreed that the provisions relating to the payment of fees (including but not limited to the tail fees specified in the Grandview Advisory Agreement relating to any entities or individuals Grandview introduced to the Company prior to the execution of the Termination Agreement), reimbursement of expenses, indemnification and contribution, independent contractor, conflicts, confidentiality and waiver of the right to trial by jury survive such termination. Peter Goldstein, the recently appointed President, interim Chief Financial Officer, Secretary and Director of the Company, is the founder, chairman, chief executive officer and registered principal of Grandview. Mr. Goldstein was also the Company’s founder and served as President and Director of the Company from December 31, 2009 to April 12, 2012. Mr. Goldstein did not hold any officer or director positions with the Company when the Grandview Advisory Agreement was consummated and through the Company’s 2013 Private Placement Offering.

Clark Group Agreement

On August 15, 2012, the Company entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange Transaction and will continue for a period of two years.

Pursuant to the Clark Group Agreement, General Wesley K. Clark serves as Vice Chairman and Senior Veterans Advisor of the company. Prior to the Commencement Date, the Company paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, the Company paid the Clark Group $200,000 per year for a period of 24 months. The Company also executed a warrant agreement providing the Clark Group with the right to purchase up to 500,000 shares of the Company’s Common Stock (the “Clark Warrants”) at an exercise price of $1.00 per share. The Clark Warrants are exercisable on the following basis: (i) 100,000 Clark Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Clark Warrants following the execution of the next 25 veteran franchise agreements. General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees.

On September 6, 2013, the agreement with the Clark Group was amended (the “Amended Clark Agreement”). Pursuant to the Amended Clark Agreement, the Clark Group will be paid $240,000 per year in cash in twelve equal installments, payable on the first day of each month in the amount of $20,000. In addition, the Company issued warrants to the Clark Group to purchase 500,000 shares of the Company’s common stock. The warrants have an exercise price of $1.00 and are exercisable for a period of three years from the date of the Amended Clark Agreement. The Amended Clark Agreement also includes new provisions to the performance bonus as follows: (1) in the event the Company’s revenue is in excess of $2,500,000 for any given three month period ending on or prior to July 30, 2014, then the Clark Group is entitled to a cash bonus of $100,000; (2) in the event the Company’s revenue is in excess of $6,250,000 for any given three month period ending on or prior to December 31, 2015, then the Clark Group is entitled to a cash bonus of $150,000; (3) in the event the Company’s revenue is in excess of $12,500,000 for any given three month period ending on or prior to June 30, 2016, then the Clark Group is entitled to a cash bonus of $500,000. The Amended Clark Agreement also includes additional warrant consideration. In the event that the Company’s Common Stock is listed for quotation and begins trading, and within 18 months of the initial trading date the Company’s Common Stock exceeds $5.00 per share for a period of 20 consecutive trading days, the Company will issue the Clark Group warrants to purchase 700,000 shares of the Company’s Common Stock. The warrants will have an exercise price of $2.00, contain cashless exercise provisions, and be exercisable for a period of three years from the date of granting such warrants.

F-15

Employment Agreements

Robert Y. Lee

On July 16, 2012, the Company entered into an employment agreement (the “Lee Employment Agreement”) with Robert Y. Lee to serve as the Executive Chairman of the Company.  The agreement stipulated that Mr. Lee would work no fewer than twenty (20) hours per week.  In addition, the parties agreed that Mr. Lee would not engage or participate in any business that is in competition in any manner whatsoever with the business of the Company, or any business which the Company contemplates conducting or intends to conducts.

Pursuant to the terms of the Lee Employment Agreement, the Company paid Mr. Lee $120,000 annually. In addition, Mr. Lee received reimbursements for all reasonable expenses which he incurred during the course of performance under the Lee Employment Agreement. In addition to his annual compensation, the Company paid Mr. Lee a signing bonus of $80,000, of which $40,000 has already been paid. As of September 30, 2013, the Company was unable to pay the remaining bonus of $40,000. The term of the Lee Employment Agreement was for eighteen months.

On September 6, 2013, the Lee Employment Agreement was amended (the “Amended Lee Agreement”). Pursuant to the Amended Lee Agreement, Mr. Lee will be paid $240,000 per year payable in semi-monthly installments on the fifteenth and last day of each month. In addition, Mr. Lee will receive reimbursements from the Company for reasonable out-of-pocket costs and expenses which Mr. Lee incurs in connection with the performance of his duties and obligations under the Amended Lee Agreement in a manner consistent with the Company’s practices and policies. Mr. Lee shall be entitled to reimbursements each month as follows: (A) $1,800, for health insurance, (B) $1,500 life insurance and (C) $2,000 automotive allowance. Mr. Lee will also be entitled to a one-time payment of a non-accountable expense advance of $20,000. The Amended Lee Agreement also includes a performance bonus as follows: (1) in the event the Company’s revenue is in excess of $2,500,000 for any given three month period ending on or prior to July 30, 2014, then Mr. Lee is entitled to a cash bonus of $100,000; (2) in the event the Company’s revenue is in excess of $6,250,000 for any given three month period ending on or prior to December 31, 2015, then Mr. Lee is entitled to a cash bonus of $150,000; (3) in the event the Company’s revenue is in excess of $12,500,000 for any given three month period ending on or prior to June 30, 2016, then Mr. Lee is entitled to a cash bonus of $500,000. The Amended Lee Agreement also includes additional warrant consideration. In the event that the Company’s Common Stock is listed for quotation and begins trading, and within 18 months of the initial trading date the Company’s Common Stock exceeds $5.00 per share for a period of 20 consecutive trading days, the Company will issue Mr. Lee warrants to purchase 700,000 shares of the Company’s Common Stock. The warrants will have an exercise price of $2.00, contain cashless exercise provisions, and be exercisable for a period of three years from the date of granting such warrants.

Mr. Lee will also receive the following additional consideration: (i) the Company will pay Mr. Lee, on a case-by-case basis and on terms and compensation to be negotiated separately from the Amended Lee Agreement and evidenced in a separate agreement, for Mr. Lee’s role with respect to any business development or any management support activities (as such activities are defined in the Amended Lee Agreement) as may be requested or desired by the Company (ii) for any business development whereby Mr. Lee introduces a prospect to the Company that enters into a licensing agreement with the Company, the Company agrees to pay Lee compensation equal to 5%, per annum, of the license fee on a transaction for the entire term of such licensing agreement and (iii) in the event the Company completes a private placement offering pursuant to the new Jumpstart Our Business Startups Act (“Jobs Act”) to which the Company raises a minimum of $5,000,000 in net proceeds, then Mr. Lee shall receive a cash payment of $100,000.

Peter Goldstein

On September 6, 2013, the Company entered into an employment agreement with Peter Goldstein (the “Goldstein Employment Agreement”). Pursuant to the Goldstein Employment Agreement, Mr. Goldstein will serve as Director, President, Interim Chief Financial Officer and Secretary of the Company. Mr. Goldstein will be paid $180,000 per year and payable in semi-monthly installments on the fifteenth and last day of each month. In addition, Mr. Goldstein will receive reimbursements from the Company for reasonable out-of-pocket costs and expenses which he incurs in connection with the performance of his duties and obligations under the Goldstein Employment Agreement in a manner consistent with the Company’s practices and policies. Mr. Goldstein is entitled to reimbursement each month as follows: (A) $3,300 for insurance and (B) $2,000 automotive allowance. Mr. Goldstein will also be entitled to a one-time payment of a non-accountable expense advance of $15,000.

F-16

The Goldstein Employment Agreement also includes a performance bonus as follows: (1) in the event the Company’s revenue is in excess of $2,500,000 for any given three month period ending on or prior to July 30, 2014, then Mr. Goldstein is entitled to a cash bonus of $100,000; (2) in the event the Company’s revenue is in excess of $6,250,000 for any given three month period ending on or prior to December 31, 2015, then Mr. Goldstein is entitled to a cash bonus of $150,000; (3) in the event the Company’s revenue is in excess of $12,500,000 for any given three month period ending on or prior to June 30, 2016, then Mr. Goldstein is entitled to a cash bonus of $500,000. The agreement also includes additional warrant consideration. In the event that the Company’s Common Stock is listed for quotation and begins trading, and within 18 months of the initial trading date the Company’s Common Stock exceeds $5.00 per share for a period of 20 consecutive trading days, the Company will issue Mr. Goldstein warrants to purchase 700,000 shares of the Company’s Common Stock. The warrants will have an exercise price of $2.00, contain cashless exercise provisions, and be exercisable for a period of three years from the date of granting such warrants. Mr. Goldstein will also receive the following additional consideration: (i) the Company shall pay Mr. Goldstein, on a case-by-case basis and on terms and compensation to be negotiated separately from the Goldstein Employment Agreement and evidenced in a separate agreement, for Mr. Goldstein’s role with respect to any business development or any management support activities (as such activities are defined in the Goldstein Employment Agreement) as may be requested or desired by the Company (ii) for any business development whereby Mr. Goldstein introduces a prospect to the Company that enters into a licensing agreement with the Company, the Company agrees to pay Mr. Goldstein compensation equal to 5%, per annum of the license fee on a transaction for the entire term of such licensing agreement and (iii) in the event the Company completes a private placement offering pursuant to the new Jobs Act to which the Company raises a minimum of $5,000,000 in net proceeds, then Mr. Goldstein will receive a cash payment of $100,000.

David Danhi

On October 18, 2012, the Company entered into an employment agreement (the “Danhi Employment Agreement”) with David Danhi. The agreement stipulates that Mr. Danhi will work no fewer than (40) hours per week. Pursuant to the terms of the Danhi Employment Agreement, the Company will pay Mr. Danhi $150,000 annually. In addition, Mr. Danhi will receive reimbursement for all reasonable expenses which Danhi incurs during the course of performance under the Danhi Employment Agreement. The term of the Danhi Employment Agreement is for three years. Mr. Danhi can terminate the Employment Agreement after four months with 30 days notice. The Company can terminate the Danhi Employment Agreement upon notice to Mr. Danhi.

Deepak Devaraj

In connection with the Asset Purchase Agreement, on August 8, 2013, the Company entered into an employment agreement (the “Devaraj Employment Agreement”) with Deepak Devaraj. Pursuant to the Devaraj Employment Agreement, Mr. Devaraj was appointed as Director of Business Development and appointed to the Board of Directors (the “Board”).  The term of employment is for a period of three (3) years, subject to an additional 3 year extension based upon the mutual agreement of the Company and Mr. Devaraj.  The Devaraj Employment Agreement stipulates that Mr. Devaraj devote substantially all of his time to the Company. Mr. Devaraj will be entitled to certain benefits, including reimbursement for certain expenses and vacation days. The Devaraj Employment Agreement may be terminated by the Company upon death, Mr. Devaraj’s inability to continue performing his duties under the agreement, a material breach of the provisions of the agreement or for cause (as such term is defined in the Devaraj Employment Agreement).

In consideration for entering into the Devaraj Employment Agreement, Mr. Devaraj will receive the following fully vested options to purchase shares of Common Stock: (i) 250,000 options with an exercise price of $2.00 per share (ii) 250,000 options with an exercise price of $3.00 per share (iii) 250,000 options with an exercise price of $4.00 per share, and (iv) 250,000 options with an exercise price of $5.00 per share. Each of the options are exercisable for a term of 10 years (see Note 12). Mr. Devaraj will not be entitled to a base salary, but will receive compensation, on a case-by-case basis and on terms to be negotiated separately from the Devaraj Employment Agreement and evidenced in a separate agreement, for Mr. Devaraj’s role with respect to any business development or any management support activities as may be requested or desired by the Company.  Further, in the event Mr. Devaraj introduces the Company to a prospective party that results in the Company entering into a licensing agreement or franchise agreement, Mr. Devaraj shall receive a (a) 5% commission on the first year of the license or franchise fee paid to the Company, (b) 4.5% commission on the second year of the license or franchise fee paid to the Company, (c) 4% commission on the third year of the license or franchise fee paid to the Company, (d) 3.5% commission on the fourth year of the license or franchise fee paid to the Company, (e) 3% commission on the fifth year of the license or franchise fee paid to the Company, and (f) 2.5% commission for the remainder of the term of the license or franchise agreement.

Contingencies

The Company is subject to certain legal proceedings and claims, which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

11.       Share Exchange

On October 18, 2012, the Company entered into the Exchange Agreement by and among (i) the Company, (ii) Grilled Cheese, (iii) GCT Sub; (iv) the Majority Shareholder and (v) the Minority Shareholder. Pursuant to the terms of the Exchange Agreement: (1) the Majority Shareholder transferred to GCT Sub all of the shares of Grilled Cheese held by such shareholder in exchange for the issuance of 4,275,000 shares of Common Stock; and (2) the Minority Shareholder transferred all of the shares of Grilled Cheese held by the Minority Shareholder in exchange for $500,000 and 845,000 shares of Common Stock.

F-17

The issuance of the Company’s Common Stock to the Majority Shareholder and Minority Shareholder as well as the payment of $500,000 to the Minority Shareholder was accounted for as a recapitalization rather than a business combination. The $500,000 cash payment was recorded as a reduction of additional paid-in-capital during the 4th quarter of 2012.

Grant Registration Rights Agreement

In conjunction with the Share Exchange Transaction, the Company and the Minority Shareholder entered into a registration rights agreement (“Grant Registration Rights Agreement”). Pursuant to the Grant Registration Rights Agreement, the Company will register the 845,000 shares issued to the Minority Shareholder in the Share Exchange Transaction on any registration statement that the Company files in conjunction with the Private Placement Offering. On November 19, 2012 Michele Grant sold and assigned her rights and interest to the 845,000 shares issued pursuant to the Grant Registration Agreement, to a third party.

12. Equity

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock consisting of 1,000,000 shares of Series A Convertible Preferred Stock $0.001 par value per share ("Series A Preferred Stock"), and 9,000,000 shares of blank check preferred stock, $0.001 par value per share.

All the outstanding Series A Preferred Stock at that time shall automatically be converted into shares of Common Stock upon the earlier of (i) one year from the date of initial issuance of any shares of the Series A Preferred Stock at a conversion rate equal to $0.50 per share of Common Stock or (ii) the effectiveness of a registration statement filed with the SEC covering the resale of Common Stock issued by the Company in its next PIPE transaction (the "PIPE").

As of September 30, 2013 and December 31, 2012, no preferred stock was issued and outstanding.

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock.

As noted earlier in note 1, the Company consummated the transactions contemplated by the Exchange Agreement that resulted in a reverse merger and a change in control of the Company. The 3,322,500 shares of the Company outstanding prior to the closing of the merger and issued an additional 5,120,000 shares issued in connection with the merger are treated as having been issued as of the merger date on October 18, 2012.

Prior to the closing of the Share Exchange Transaction, the Company had 3,322,500 shares of Common Stock issued and outstanding which were treated as having been issued as of the date of the Share Exchange Transaction.

In October 2012, in connection with the Share Exchange Transaction, the Company issued an aggregate of 5,120,000 shares of its Common Stock in exchange for existing shares of Grilled Cheese, which are treated as having been issued as of the date of the Share Exchange Transaction.

Pursuant to the final closing of the 2012 Private Placement Offering on April 18, 2013, 270,500 common shares were issued to a number of consultants based on the share price of $1.00 as established by the private offering. The Company also issued warrants to purchase up to an aggregate of 287,500 shares of Common Stock to the Placement Agents. The warrants have an exercise price of $2.40 per share and are exercisable for a term of five (5) years from the closing of the 2012 Private Placement Offering.

Pursuant to the final closing of the 2013 Private Placement Offering on June 21, 2013, the Company also issued warrants to purchase up to an aggregate of 64,500 shares of Common Stock to the Placement Agents. The warrants have an exercise price of $2.40 per share and are exercisable for a term of five (5) years from the closing of the 2013 Private Placement Offering.

In April 2013, the Company issued to a consultant 473,000 shares of Common Stock valued at $1.00 per share for services rendered.

In May 2013, the Company issued 1,696,834 shares of its Common Stock as a result of converting $512,500 of principal and $52,545 of interest of its pre reverse merger convertible note holders (see note 5a.).

F-18

In August 2013, the Company issued 500,000 shares issued at $1.00 per share in connection with the asset purchase agreement (see note 15).

In September 2013, the Company issued to two consultants a total of 47,500 shares of Common Stock valued at $1.00 per share for services rendered. In addition, the Company issued 56,571 shares of common stock valued at $1.00 per share in satisfaction of accounts payable totaling $56,571.

As of September 30, 2013 and December 31, 2012, there were 11,486,905 and 8,442,500 shares of Common Stock issued and outstanding, respectively.

Stock Compensation Plan

During September 2013, the Company adopted the 2013 Equity Plan ("2013 Plan"). An aggregate of 4,000,000 shares of our common stock are reserved for issuance under the 2013 Plan. The 2013 Plan may be administered, interpreted and constructed by the Board or a committee designated by the Board (the “Designee”). The 2013 Plan allows the Designee to grant stock options to employees, directors, senior management and consultants (under certain circumstances described in the 2013 Plan).

 During the nine months ended September 30, 2013, the Company recorded share-based payment expenses amounting to $27,860, in connection with all options outstanding. The amortization of share-based payment was recorded in general and administrative expenses during 2013.

The Company granted 1,000,000 options in September 2013, as follows: (i) 250,000 options with an exercise price of $2.00 per share (ii) 250,000 options with an exercise price of $3.00 per share (iii) 250,000 options with an exercise price of $4.00 per share, and (iv) 250,000 options with an exercise price of $5.00 per share. Each of the options are exercisable for a term of 10 years. These were the only options granted during the nine months ended September 30, 2013.

The fair value of the options granted during the nine months ended September 30, 2013 are based on the Black Scholes Model using the following assumptions:

Exercise price:	$1.00

Market price at date of grant:	$1.00 (1)

Volatility:	80%

Expected dividend rate:	0

Expected terms (years):	10

Risk-free interest rate:	0.03%

(1) The Company used fair value of the Company’s common stock as the market price to value stock options which were granted. The fair value was determined based on valuation performed by Management, which took into consideration, where applicable, cash received , market participant inputs, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The fair value of the Company’s common stock on each grant date are adjusted to estimated fair value and the volatility in general economic conditions, stock markets, earnings or revenue multiples of comparable companies and other qualitative and quantitative factors may result in significant changes in the estimated fair value of the Company’s common stock from period to period.

A summary of the activity during 2013 of the Company’s stock option plan is presented below:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding at January 1, 2013	-	$-

Granted	1,000,000	3.50
Exercised	-	-
Expired or cancelled	-	-
Outstanding at September 30, 2013	1,000,000	$3.50	$0

F-19

The total compensation cost related to options not yet recognized amounted to approximately $621,209 at September 30, 2013 and the Company expects that it will be recognized over the remaining period of 35 months.

13.      Related Party Transactions

Stockholders advance loans to the Company from time to time to provide financing for operations.

	September 30,	December 31,
	2013	2012
	(Unaudited)
Advances from stockholders	$311	$2,737

Advances from stockholders carry no interest, have no terms of repayment or maturity, and are payable on demand. During the nine months ended September 30, 2013, the Company received $26,200 from stockholders and repaid $28,626.

The Company entered into a number of related party agreements, as described below, all of which continued after the Share Exchange Transaction with Grilled Cheese. The Company recognized consulting expenses over the requisite service period pursuant to the provisions of each specific agreement.

a.	Trilogy Capital Stock Purchase Agreement

On April 12, 2012, the Company executed a stock purchase agreement with Trilogy and Robert Lee, one of our Directors and Principal Financial Officer. Pursuant to the stock purchase agreement, the Company sold (i) 1,000,000 shares of its Common Stock at a price of $0.001 per share to Trilogy and (ii) 1,000,000 shares of its Common Stock, at a price of $0.001 per share to Robert Lee. The Company received proceeds of $2,000 and will use the net proceeds for general corporate purposes. Our former President, Treasurer, Secretary and director, Alfonso J. Cervantes, owns a 100% equity interest in Trilogy.

b.	Cohen Advisory Agreement

On June 15, 2012, the Company entered into an advisory agreement with Richard M. Cohen Consultants, Inc. (the “Advisor”). The parties agreed that from June 15, 2012 until June 14, 2013, the Advisor would perform advisory and consulting services for the Company. The Company will pay the Advisor $120,000, consisting of: (i) $60,000 of shares of the Company’s Common Stock to be based on the per share price of the Common Stock sold in the 2012 Private Placement Offering, and (ii) $60,000 of cash to be paid in monthly payments of $5,000 pursuant to the terms of the agreement. The agreement may be terminated by the Company for cause, as defined in the agreement. Richard M. Cohen is also the Chairman of Chord Advisors LLC (“Chord”) and David Horin, our former Chief Financial officer, is the President of Chord. The Cohen Advisory Agreement contains a share provision, whereby the Company will issue 60,000 shares over the requisite service period based upon a $1.00 per share price of Common Stock sold in our 2012 Private Placement Offering. For the nine months ended September 30, 2013, the Company incurred fees of $15,000, issued 60,000 shares of common stock valued at $1.00 per share and has an accounts payable balance of $0 as of September 30, 2013. This agreement expired on June 14, 2013 and was not renewed.

c.	TRIG Capital Advisory Agreement

On July 16, 2012, the Company entered into the TRIG Capital Advisory Agreement with TRIG Capital Group, LLC whose members are Alfonso J. Cervantes, a shareholder and the Company’s former President, Secretary and a director of the Company, Robert Lee, the Executive Chairman, Principal Financial Officer and a director of the Company and Peter Goldstein, a shareholder and Financial Advisor to the Company. The term of the agreement shall begin on the effective date and continue until such agreement is terminated by the parties. Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital will provide the Company with foreign and domestic marketing services, management advice and support regarding operations, administrative services, and assist with business development as required by the Company. In addition, TRIG Capital will assist management in establishing its franchising operations and assisting in the sale of these franchises. Under the TRIG Capital Advisory Agreement, TRIG Capital may engage third parties reasonably acceptable to the Company to assist in its efforts to satisfy the terms of the Agreement, but TRIG Capital shall be liable for any such payments made to third parties engaged by TRIG Capital.

F-20

As compensation for such services, the Company granted TRIG Capital the TRIG Warrant to purchase 1,800,000 shares of Common Stock. The TRIG Warrant is exercisable until July 16, 2017, is valued at $2.00 and exercisable on a cashless basis. The 1,800,000 warrants were subsequently transferred to Mr. Cervantes, Mr. Goldstein and Mr. Lee, equally. In addition to the warrant, the Company will pay TRIG Capital a cash bonus of ten (10%) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company after completion of the Share Exchange Transaction for a period of five (5) years. Additionally, TRIG Capital will receive a monthly fee of $7,000 on the last day of each month for a period of no less than 18 months. For the nine months ended September 30, 2013, the Company incurred fees of $63,000 and has an accounts payable balance of $37,451 as of September 30, 2013.

d.	Trilogy IR Agreement

On July 16, 2012 the Company entered into the Investor Relations Agreement with Trilogy. The parties agreed to an eighteen (18) month contract, whereby Trilogy will provide the Company with the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist the Company in preparing and disseminating investor relations documents, materials, and Company presentations, including press releases, online communications, and the Company’s website.

The Company will pay Trilogy $10,000 per month for these services. In addition, the Company paid Trilogy $25,000 as an engagement fee. Additionally, the Company paid Trilogy $40,000 upon the consummation of the Initial Closing of the 2012 Private Placement Offering and an additional $40,000 upon the final closing of the 2012 Private Placement Offering. For the nine months ended September 30, 2013, the Company incurred fees of $90,000 and has an accounts payable balance of $20,000 as of September 30, 2013. Our former President, Secretary and director and current shareholder, Alfonso J. Cervantes, owns a 100% equity interest in Trilogy.

e.	Villard Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “Villard Advisory Agreement”) with Dimitri Villard (the “Advisor”). The parties agreed that from July 1, 2012 until June 30, 2013, the Advisor would perform advisory services for the Company, as well as serving as member of the Company’s Board. The Advisor will devote, on a non-exclusive basis, the necessary time, energy and efforts to the business of the Company and to use his best efforts and abilities to faithfully and diligently promote the Company’s business interests. The Company will pay the Advisor $45,000, consisting of: (i) $22,500 of shares of the Company’s Common Stock to be issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement, and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement. The Villard Advisory Agreement contains a share provision, whereby the Company will issue $22,500 of shares or 45,000 shares over the requisite service period based upon a 50% discount of the $1.00 per share price of Common Stock sold in the 2012 Private Placement Offering. On September 6, 2013, the Company amended the Villard Advisory Agreement by extending the term of the agreement through February 28, 2014. For the nine months ended September 30, 2013, the Company incurred fees of $16,875, issued 45,000 shares of common stock valued at $0.50 per share and has an accounts payable balance of $22,500 as of September 30, 2013. On September 6, 2013, Mr. Villard resigned from the Board. His resignation was not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

f.	Grandview Capital Advisory Agreement

On July 16, 2012, the Company entered into the Grandview Advisory Agreement with Grandview whose majority shareholder is Peter Goldstein, a shareholder and Financial Advisor to the Company. Pursuant to the Grandview Advisory Agreement, Grandview will provide the Company primarily with assistance and advice in seeking out a potential merger or acquisition partner or target.

The Company will pay Grandview $10,000 per month for a period of 18 months. In the event that the Company enters into any transaction involving a sale of the Company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement, Grandview will receive a fee between two (2%) and ten (10%) percent of the total transaction, depending on the transaction value, as defined in the Grandview Advisory Agreement. Additionally, the Company paid Grandview a cash success fee of $40,000 upon the consummation of the Initial Closing of the 2012 Private Placement Offering and an additional cash success fee of $40,000 upon the final closing of the 2012 Private Placement Offering. For the nine months ended September 30, 2013, the Company incurred fees of $90,000 and has an accounts payable balance of $63,347 as of September 30, 2013. In addition, Grandview Capital Partners, Inc., acting as one of the placement agents for the 2012 and 2013 private placement offerings, was issued 330,000 warrants. The warrants were charged to operations at a fair value of $152,978.

On September 6, 2013, the Company entered into the Termination Agreement, whereby the company terminated the Grandview Advisory Agreement with Grandview. The Grandview Advisory Agreement was mutually terminated by the parties because Mr. Goldstein’s relationship with the Company changed. As provided in the Grandview Advisory Agreement and the Termination Agreement, the Company agreed that the provisions relating to the payment of fees (including but not limited to the tail fees specified in the Grandview Advisory Agreement relating to any entities or individuals Grandview introduced to the Company prior to the execution of the Termination Agreement), reimbursement of expenses, indemnification and contribution, independent contractor, conflicts, confidentiality and waiver of the right to trial by jury survive such termination. Peter Goldstein, the recently appointed President, interim Chief Financial Officer, Secretary and Director of the Company, is the founder, chairman, chief executive officer and registered principal of Grandview. Mr. Goldstein was also the Company’s founder and served as President and Director of the Company from December 31, 2009 to April 12, 2012. Mr. Goldstein did not hold any officer or director positions with the Company when the Grandview Advisory Agreement was consummated and through the Company’s 2013 Private Placement Offering.

F-21

g.	Clark Group Agreement

On August 15, 2012, we entered into the Clark Group Agreement with the Clark Group. General Wesley K. Clark currently serves as Chairman and CEO of the Clark Group. The agreement commenced upon the completion of the Share Exchange Transaction and will continue for a period of two years. This agreement was amended on September 6, 2013.

General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. Wesley Clark, Jr.’s responsibilities will be the supervision and administration of the selection process for prospective veteran franchisees, working directly with, and reporting to, Wesley Clark, Sr. in the execution of that process. For the nine months ended September 30, 2013, the Company incurred fees of $106,668 and has an accounts payable balance of $56,668 as of September 30, 2013.

h.	Chord Advisors Agreement

On August 15, 2012, the Company entered into an agreement (the “Chord Agreement”) with Chord. Pursuant to the Chord Agreement, Chord will provide the Company with comprehensive outsourced accounting solutions. The Company will pay Chord $6,250 per month for a period of 12 months. In addition, on September 1, 2012, the Company granted Chord 100,000 warrants with a term of three (3) years and an exercise price of $2.00. Our former Chief Financial Officer, David Horin, is the President of Chord. For the nine months ended September 30, 2013, the Company incurred fees of $18,750 and has an accounts payable balance of $5,929 as of September 30, 2013. As of June 30, 2013 this agreement has been terminated.

14.   Concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s cost of goods sold for the nine months ended September 30, 2013 and 2012.

Suppliers	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
A	19%	28%

For the nine months ended September 30, 2013 the Company had one supplier who accounted for approximately $244,000 of their purchases used for production or approximately 19% of cost of sales for the nine months then ended. The amount payable to supplier A at September 30, 2013 was $32,532. For the nine months ended September 30, 2012 the Company had one main supplier who accounted for approximately $174,000 of their purchases used for production or approximately 28% of total purchases for the nine months then ended. The amount payable to supplier A at September 30, 2012 was $4,703.

15.   Asset Purchase Agreements

On August 8, 2013, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), by and among Hook & Ladder Draught House, LLC, a Texas limited liability company (“HL”), KOW Leasing Co., LLC, a Texas limited liability company (“KOW”), Mr. Devaraj, as sole member of HL and KOW, respectively (“Mr. Devaraj” together with HL and KOW, the “Sellers”), the Company and GCT Texas Master, LLC, a Nevada limited liability company and a licensee of the Company (“GCT-TX”, together with the Company, the “Buyer”).  HL is a mobile food service business that provides food and alcohol out of renovated fire engines.  Pursuant to the Asset Purchase Agreement, the Company agreed to purchase substantially all of the Seller’s rights, title and interests in and to certain assets, properties and rights of every kind, nature and description, tangible and intangible, real, personal or mixed, accrued and contingent, which are owned or leased by Sellers and used in the Seller’s business, including but not limited to all equipment, customer contracts, property leases, intellectual property, vehicles, books and records, licenses and corporate and trade names.

As consideration for the Seller to enter into the Asset Purchase Agreement, the Company agreed to: (i) issue to Sellers 500,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and (ii) issue a warrant to Sellers to purchase up to 250,000 shares of Common Stock (the “HL Warrant”).  The 500,000 shares of Common Stock issued to the Sellers under the Asset Purchase Agreement are subject to customary piggy-back registration rights and were valued at $1.00 per share. The HL Warrant is exercisable at a price of $1.00 per share (see Note 9), contains customary piggyback registration rights and shall be exercisable for a period of three (3) years. In total the value of the common shares issued were $500,000 and the value of the warrants issued were $128,993 for total consideration of $628,993.

F-22

The assets purchased were fixed assets of equipment and vehicles totaling $543,439 and intellectual property valued at $138,944. In addition the Company assumed a liability totaling $53,390 for a finance arrangement relating to the purchase of a vehicle. The intellectual property is being amortized over the estimated life of the asset of four years. During the three and nine months ended September 30, 2013 and 2012 the Company recognized amortization expense of $4,035 and $0, respectively. The Company will recognize amortization expense of $11,039 in the year ended 2013, $27,789 in the year ended 2014, $27,789 in the year ended 2015, $27,865 in the year ended 2016, $27,789 in the year ended 2017 and $16,673 in the year ended 2018. The Intangible Asset balance at September 30, 2013 is $134,909. In addition the Company assumed a liability totaling $53,390 for a finance arrangement relating to the purchase of a vehicle.

The Company also agreed to appoint Mr. Devaraj to the Company’s Board, and, for so long as Mr. Devaraj holds any shares of Common Stock, the Board shall take all reasonable actions such that Mr. Devaraj shall be nominated to serve as a member of the Board. Additionally, the Company entered into an employment agreement with Mr. Devaraj, whereby Mr. Devaraj will be employed by the Company as the Director of Business Development for a period of three (3) years

On August 8, 2013, Hook & Ladder Draught House, LLC and KOW Leasing Co., LLC, (assignors) and the Company (assignee) entered into assignment agreement to ensure that all the intellectual property subject of the Asset Purchase Agreement is properly transferred to assignee.

On August 8, 2013, Hook & Ladder Draught House, LLC (assignor) and the Company (assignee) entered into assignment and assumption of sublease agreement to assign and transfer to assignee all of right, title and interest in tenant under sublease. Assignor is the holder of tenant’s interest in that certain sublease dated as of March 1, 2013 between KOW Leasing Co., LLC as landlord and assignor as a tenant.

On August 8, 2013, KOW Leasing Co., LLC (assignor) and the Company (assignee) entered into assignment and assumption of lease agreement to assign and transfer to assignee all of right, title and interest as tenant in lease and desires to succeed to the interest of assignor under the lease and to assume the obligation of assignor. Assignor is the holder of tenant’s interest in that certain lease dated as of May 17, 2012 between Southern Methodist University as landlord and assignor as a tenant.

On September 12, 2013, the Company, entered into an Asset Purchase Agreement (the “Asset Sale Agreement”), by and between the American Food Truck Group, LLC, a Nevada limited liability company (the “AFT”) and the Company. Pursuant to the Asset Sale Agreement, AFT agreed to purchase from the Company certain intellectual property that was developed and owned by KOW, which was part of the assets purchased by the Company from KOW pursuant to the Asset Purchase Agreement, dated August 8, 2013, between the Company, KOW, HL and Mr. Devaraj.

In consideration for the purchase of the assets, AFT agreed to: (i) pay the Company an up-front non-refundable cash payment of $200,000 on or before September 16, 2013, (ii) pay the Company a cash payment of $250,000 upon the closing of the Asset Sale Agreement, and (iii) issue to the Company membership interests equal to a twenty percent (20%) interest of the issued and outstanding membership interests in the Buyer upon the closing. In addition, AFT and the Company have agreed to enter into truck rental lease agreements pursuant to which AFT will lease to the Company, or franchisees or licensed operators of the Company, one hundred new food trucks, at prevailing market rates and on such other terms and conditions as mutually agreed to by the parties. Pursuant to the terms of the Asset Sale Agreement, the transaction will close on such date mutually agreed upon by the parties. The Buyer made cash payments of $250,000 as of September 30, 2013 and has been recorded as a deferred sale.

16.   Subsequent Events

The Company evaluated subsequent events through the date the unaudited condensed consolidated financial statements were available to be issued as follows:

On November 13, 2013, the Company and AFT closed (the “AFT Closing”) the transactions contemplated by the Asset Sale Agreement. At the AFT Closing, the Company transferred to AFT certain intellectual property that was developed and owned by KOW, which was part of the assets purchased by the Company from KOW pursuant to that certain Asset Purchase Agreement, dated August 8, 2013, between the Company, KOW, HL and Mr. Devaraj. In consideration, AFT paid the Company a final cash payment of $250,000 (for a total of $450,000) and (iii) issued to the Company membership interests equal to a twenty percent (20%) interest of the issued and outstanding membership interests in AFT. The parties agreed to prepare and finalize the Truck Rental Agreement, upon the Company requesting its first truck.

On September 21, 2012, September 24, 2012 and October 1, 2012, the Company entered into three secured promissory notes totaling $37,500 due on December 6, 2012 and bearing interest at 12% per annum. In March 2013, the note holders agreed to extend the maturity date of the notes to September 30, 2013. These notes are currently in default and the Company is negotiating settlements with the note holders.

On September 12, 2012, the Company entered into a secured promissory note (the “Chord Note”) with Chord Advisors, LLC. The Chord Note totaled $12,500 was due on December 6, 2012 and bears interest at 12% per annum. In March 2013, Chord Advisors, LLC agreed to extend the maturity date of the note to September 30, 2013. This note is currently in default and the Company is negotiating a settlement with the note holder. The Company’s former Chief Financial Officer, David Horin, is the President of Chord Advisors, LLC.

F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Grilled Cheese Truck, Inc.:

We have audited the accompanying consolidated balance sheet of The Grilled Cheese Truck, Inc. (the “Company”) as of December 31, 2012, and the related statements of income, stockholders' deficit and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has sustained substantial net losses and has a working capital and stockholders’ deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/RBSM LLP

New York, NY

July 2, 2013

F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grilled Cheese Truck, Inc.

We have audited the accompanying balance sheet of Grilled Cheese Truck, Inc. as of December 31, 2011, and the related statements of income, stockholders’ equity and cash flows for the year ended December 31, 2011. Grilled Cheese Truck, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grilled Cheese Truck, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP

Rochester, New York

August 8, 2012

F-25

 THE GRILLED CHEESE TRUCK, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and equivalents	$78,034	$67,777
Accounts receivable, net of allowance for doubtful accounts of $9,931 and $6,291 as of December 31, 2012 and 2011, respectively.	2,728	1,847
Prepaid expenses and other current assets	31,053	12,139
Total Current Assets	111,815	81,763

Property and equipment, net of accumulated depreciation	41,093	36,712
Deferred finance costs, net	145,358	-
Other assets	11,900	5,000
Total Assets	$310,166	$123,475

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$309,332	$34,428
Accounts payable - related parties	164,893	-
Accrued compensation	9,887	17,232
Accrued interest	58,074	-
Accrued interest - related parties	458	-
Promissory notes	37,500	-
Promissory notes - related party	12,500	-
Notes payable	12,506	9,576
Due to related party	2,737	-
Convertible notes payable, net of debt discount	339,579	-
Customer deposits	3,341	1,532
Total Current Liabilities	950,807	62,768

Long-term notes payable to shareholder	-	40,700
Long-term convertible notes payable, net of debt discount	1,575,589	-
Total Liabilities	2,526,396	103,468

Stockholders' (Deficit) Equity
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2012 and 2011.	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized; 8,442,500 shares issued and outstanding as of December 31, 2012 and 1,000 shares authorized; no par value; 200 shares issued and outstanding as of December 31, 2011	8,443	3,000
Additional paid in capital	79,186	17,966
Accumulated deficit	(2,303,859)	(959)
Total Stockholders' (Deficit) Equity	(2,216,230)	20,007
Total Liabilities and Stockholders' (Deficit) Equity	$310,166	$123,475

The accompanying notes are an integral part of these consolidated financial statements.

F-26

 THE GRILLED CHEESE TRUCK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2012	2011
Revenue:
Food and beverage sales	$1,308,495	$1,422,064

Cost of Sales:
Food and beverage	358,213	410,199
Food truck expenses	457,488	541,186
Commissary kitchen expenses	194,216	118,701
Merchandise	2,387	-
Total cost of sales	1,012,304	1,070,086

Gross Profit	296,191	351,978

Operating Expenses:
General and administrative	994,644	252,915
Selling costs	121,099	71,160
Consulting expense - related parties	146,762	-
Depreciation	7,375	6,161
Total operating expenses	1,269,880	330,236

(Loss) Income From Operations:	(973,689)	21,742

Other Expenses:
Interest expense	47,530	1,432
Interest expense - related party	458	-
Amortization of debt discount	167,109	-
Amortization of deferred finance costs	2,326	-
Loss on sale of fixed asset	1,440	-
(Loss) Income before provision for income tax	(1,192,552)	20,310

Provision for income tax (benefit) expense	(100)	300

Net (loss) income	$(1,192,452)	$20,010

(Loss) Earnings per share - basic and diluted	$(0.14)	$0.00

Weighted average shares outstanding - basic and diluted (1)	8,442,500	8,442,500

(1) Number of weighted average shares reflects recapitalization as of January 1, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

F-27

THE GRILLED CHEESE TRUCK, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional		Total Stockholders
		Par		Par	Paid In	Accumulated	Equity
	Shares	Value	Shares	Value	Capital	Deficit	(Deficit)
Balance December 31, 2010	-	$-	200	$3,000	$17,966	$(20,969)	$(3)

Net income	-	-	-	-	-	20,010	20,010
Balance December 31, 2011	-	-	200	3,000	17,966	(959)	20,007

Recapitalization of Grilled Cheese Truck	-	-	8,442,300	5,443	(17,966)	(1,110,448)	(1,122,971)
Beneficial conversion feature on warrants issued concurrent with notes	-	-	-	-	79,186	-	79,186
Net loss	-	-	-	-	-	(1,192,452)	(1,192,452)
Balance December 31, 2012	-	$-	8,442,500	$8,443	$79,186	$(2,303,859)	$(2,216,230)

The accompanying notes are an integral part of these consolidated financial statements.

F-28

THE GRILLED CHEESE TRUCK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011
Cash Flow From Operating Activities:
Net (loss) income	$(1,192,452)	$20,010
Reconciliation of net (loss) income to net cash (used in) provided by operating activities:
Depreciation	7,375	6,161
Amortization of debt discount	167,109	-
Amortization of deferred financing costs	2,326	-
Bad debt expense	4,465	-
Loss on sale of property and equipment	1,440	-
Changes in operating assets and liabilities:
Accounts receivable	(5,346)	1,571
Prepaid expenses and other current assets	(18,914)	(949)
Deferred financing costs	(147,684)	-
Other assets	(6,900)	-
Accounts payable	146,627	(12,713)
Accounts payable, related party	(58,588)	-
Accrued compensation	(43,445)	4,958
Accrued interest	40,518	1,415
Accrued interest, related party	383	-
Customer deposits	1,809	(3,149)
Net cash (used in) provided by operating activities	(1,101,277)	17,304

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	1,199	-
Purchases of fixed assets	(14,395)	(13,115)
Net cash used in investing activities	(13,196)	(13,115)

Cash Flows From Financing Activities:
Increase in bank overdraft	-	6,211
Proceeds from long term convertible notes	1,650,000	-
Proceeds from promissory notes	12,500	-
Repayment of notes payable to shareholder	(40,700)	(500)
Repayment of note payable	(9,576)	(6,984)
Proceeds from note payable	12,506	9,576
Payment to minority shareholder	(500,000)	-
Net cash provided by financing activities	1,124,730	8,303
Net increase in cash	10,257	12,492

Cash at beginning of year	67,777	55,285
Cash at end of year	$78,034	$67,777

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$5,905	$49
Income taxes	$-	$-
Non-cash investing and financing activity:
Recapitalization of The Grilled Cheese Truck, Inc.	$1,122,971	$-
Beneficial conversion feature on warrants issued concurrent with notes	$79,186	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-29

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1.	Nature of Business

TRIG Acquisition 1, Inc. (“TRIG” or “the Company) was incorporated in the State of Nevada on December 31, 2009 as GSP-1, Inc. The Company was formed as a vehicle to pursue a business combination. On July 6, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation to change its name from “GSP-1, Inc.” to “TRIG Acquisition 1, Inc.”

On October 18, 2012, TRIG Acquisition 1, Inc. (“TRIG”) entered into a share exchange agreement (the “Exchange Agreement”) by and among (i) TRIG, (ii) Grilled Cheese, Inc., a California corporation, (“Grilled Cheese”), (iii) GCT, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“GCT Sub”); (iv) David Danhi, the majority shareholder of Grilled Cheese (“Majority Shareholder”) and (v) Michelle Grant, the minority shareholder of Grilled Cheese (“Minority Shareholder”, together with the Majority Shareholder, the “Grilled Cheese Shareholders”). Pursuant to the terms of the Exchange Agreement: (1) the Majority Shareholder transferred to GCT Sub all of the shares of Grilled Cheese held by such shareholder in exchange for the issuance of 4,275,000 shares of TRIG’s Common Stock; and (2) the Minority Shareholder transferred all of the shares of Grilled Cheese held by the Minority Shareholder in exchange for $500,000 and 845,000 shares of TRIG’s Common Stock (the “Share Exchange Transaction”).

The Share Exchange Transaction has been accounted for as a reverse acquisition of TRIG, by Grilled Cheese but in substance as a capital transaction, rather than a business combination since TRIG had nominal operations and assets prior to and as of the closing of the Share Exchange Transaction. The former stockholders of Grilled Cheese represent a significant constituency of the Company’s voting power immediately following the Share Exchange Transaction and Grilled Cheese’s management has assumed operational, financial and governance control. The transaction is deemed a reverse recapitalization and the accounting is similar to that resulting from a reverse acquisition. For accounting purposes Grilled Cheese is treated as the surviving entity and accounting acquirer in accordance with ASC 805, Business Combinations although TRIG was the legal acquirer. Accordingly, the Company’s historical financial statements are those of Grilled Cheese. The accumulated losses of Grilled Cheese were carried forward after the completion of the Merger.

All reference to common stock shares and per share amounts have been restated to effect the reverse merger which occurred on October 18, 2012.

Contemporaneously with the merger, the corporate name “TRIG Acquisition 1, Inc.” was changed to “The Grilled Cheese Truck, Inc.” on February 19, 2013.

Grilled Cheese is a food truck operation that sells various types of gourmet grilled cheese and other comfort foods in the Southern California and Phoenix, Arizona areas. The Company currently makes multiple stops per week at prearranged locations. The food preparation occurs at a commissary which supports streamlined operations within the truck by limiting assembly and grilling, allowing the truck to achieve maximum revenues per hour and delivering melts, tots, soups and sides efficiently to customers. The Company’s business model includes the use of social media and location booking to attract customers to the truck’s various locations.

2.	Liquidity, Management’s Plan and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. The Company has cash of $78,034 and negative net working capital of $838,992 at December 31, 2012. The Company’s cash and working capital amounts were derived from the proceeds of initial financing transactions in which it raised aggregate proceeds of $1.65 million through the issuance of notes, convertible notes and common stock purchase warrants. The Company’s net loss for the twelve months ended December 31, 2012 was $1,192,452 and the deficit accumulated by the Company amounts to $2,303,859 as of December 31, 2012.

F-30

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Management believes that the Company has sufficient liquidity to sustain operations through the next twelve months; however, there is significant uncertainty as to whether the Company will be successful in its efforts to commence its planned operations or that the commencement of planned operations, should that occur, will enable the Company to achieve its business objective of becoming a profitable enterprise. Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for the Company to raise capital on an immediate basis. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Summary of Significant Accounting Policies

a.	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions are eliminated.

b.	Basis of Accounting

These consolidated financial statements have been prepared using the basis of accounting generally accepted in the United States of America for annual financial statements and with Form 10-K and article 8 of the Regulation S-X of the United States Securities and Exchange Commission (“SEC”). Under this basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

c.	Cash and Cash Equivalents

Cash primarily consists of cash on hand and bank deposits. The Company currently has no cash equivalents which would consist of money market accounts and other highly liquid investments with an original maturity of three months or less when purchased.

d.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.	Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method. The depreciation and amortization methods are designed to amortize the cost of the assets over their estimated useful lives, in years, of the respective assets as follows:

Computers	4 Years
Vehicles	5 Years
Office Equipment	7 Years
Food Service Equipment	7 Years
Furniture and Fixtures	7 Years
Leasehold Improvements	7 Years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the life of the lease or the estimated useful life of the assets. Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

F-31

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2012 and 2011.

f.	Accounts Receivable

Accounts receivable are generally unsecured. The majority of the Company's sales are in cash from Truck stop sales. Receivables relate to catering and special event sales. The Company establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management's evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts.

g.	Revenue Recognition

The Company's revenue is derived from two sources. The primary source is from truck stop sales and a lesser portion is from catering and event services. Truck stop sales are primarily received in cash and revenue for these sales, net of sales tax, is reported at that time. For the year ended December 31, 2012 and 2011, truck stop sales were $960,730 and $1,178,003, respectively.

For catering and special event services, customers must sign and deliver the Company's standard catering agreement with a minimum payment of 50% of the agreed upon price of the event. Customers will be invoiced for the remaining balance at this time. The remaining balance is due by credit card payment within 2 days of the event or cash on the day of the event. The initial 50% deposit is fully refundable until 14 days prior to the event, between 4 and 13 days, the deposit is non-refundable and if the customer cancels within 3 days of the event, 100% of the agreed-upon price of the event is due. Revenue is recognized, net of sales tax, at the time services are provided. For the year ended December 31, 2012 and 2011, catering and event sales were $342,739 and $244,061 respectively. As of December 31, 2012 and 2011, customer deposits were $3,341 and $1,532, respectively.

h.	Advertising Costs

Advertising costs, which are included in general and administrative expenses in the accompanying Statements of Operations, are expensed when incurred. These costs consist primarily of printing for signs, menus, and promotional items. Also included are costs of web based advertising. Total advertising expenses for the year ended December 31, 2012 and 2011 were $54,492 and $27,877, respectively.

i.	Earnings (loss) per common share

The Company utilizes the guidance per FASB Codification “ASC 260 "Earnings per Share". Basic earnings per share is calculated on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding, is not presented separately as it is anti-dilutive. There were no dilutive securities outstanding as of December 31, 2011. Such securities, shown below, presented on a common share equivalent basis and outstanding as of December 31, 2012 have been excluded from the per share computations:

F-32

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

	For the Years Ended
	December 31,
	2012	2011
Convertible Notes Issued (Pre-Reverse Merger)	1,537,515	-
Convertible Notes Issued (Post-Reverse Merger)	1,650,000	-
Warrants for Services	1,900,000	-
Warrants Issued in Connection with Convertible Debt	825,000	-
	5,912,515	-

j.	Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k.	Sales Taxes

The Company's revenues in the statements of income are net of sales taxes.

l.	Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB ASC 820-Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2012, with the exception of its convertible notes payable. The carrying amounts of these liabilities at December 31, 2012 approximate their respective fair value based on the Company’s incremental borrowing rate.

Cash is considered to be highly liquid and easily tradable as of December 31, 2012 and therefore classified as Level 1 within our fair value hierarchy.

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THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

In addition, FASB ASC 825-10-25 Fair Value Option, or ASC 825-10-25, was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any of its qualifying financial instruments.

m.	Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards for “Accounting for Derivative Instruments and Hedging Activities”.

Professional standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.  Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of “Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when “Accounting for Convertible Securities with Beneficial Conversion Features,” as those professional standards pertain to “Certain Convertible Instruments.” Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

n.	Deferred Financing Costs

Costs incurred with obtaining and executing debt arrangements are capitalized and amortized over the term of the related debt.

o.	Recently Issued Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

p.	Reclassifications

Certain reclassifications have been made to conform the prior period data to the current presentations. These reclassifications had no effect on the reported results.

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THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

4.    Plant, Property and Equipment

Property and equipment at December 31, 2012 and 2011 consists of the following:

	December 31,
	2012	2011

POS systems	$17,209	$-
Food service equipment	19,671	19,338
Automobiles	3,500	3,600
Leasehold improvements	10,703	10,703
Office equipment	-	8,231
Computers	1,789	1,221
Furniture and fixtures	3,064	2,047
Total Cost	55,936	45,140
Accumulated depreciation	(14,843)	(8,428)
Total	$41,093	$36,712

Depreciation expense for the years ended December 31, 2012 and 2011 was $7,375 and $6,161, respectively. During the year ended December 31, 2012, the Company sold a vehicle worth $2,640 net of accumulated depreciation of $960 and for cash of $1,199 and recorded a loss on sale of the vehicle of $1,440. There was no such loss recorded during the year ended December 31, 2011.

5.    Convertible Notes

a.	Pre-Reverse Merger Convertible Debt

At December 31, 2012 and 2011 pre-reverse merger convertible debentures consisted of the following:

	December 31,
	2012	2011
Convertible notes payable	$512,500	$-
Unamortized debt discount	(172,921)	-
Total	$339,579	$-

Prior to reverse merger and closing of the private placement as discussed below, the Company entered into convertible loans with third party non-affiliates in which $312,500 was received in cash and 400,000 common shares were converted into convertible notes payable valued at $200,000. These loans bear interest at 12% and mature on April 8, 2013 and were converted into common stock of the Company (see footnote 13). They are convertible at a rate of 33 1/3% of the private placement share price. As a result, the Company recorded $512,500 in debt discount related to the beneficial conversion feature. In connection with these debentures, the Company has recorded amortization expense amounting to $177,244 (pre reverse merger) and $162,335 (post reverse merger) with $172,921 net of discount balance remaining.

Interest expense recorded on the notes for the year ended December 31, 2012 and 2011 amounted to $15,717 and $0, respectively.

b.	Post-Reverse Merger Convertible Debt

At December 31, 2012 and 2011 post-reverse merger convertible debentures consisted of the following:

F-35

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

	December 31,
	2012	2011
Convertible notes payable	$1,650,000	$-
Unamortized debt discount	(74,411)	-
Total	$1,575,589	$-

Notes

On October 18, 2012, the Company completed an initial closing (the “Initial Closing”) of a “best efforts” private offering of up to $5,000,000 (the “Offering”) of Units (as defined below) with a group of accredited investors (the “Purchasers”) for total gross proceeds to us of $1,050,000. During November 2012 and December 2012, the Company completed additional proceeds of $600,000. As of December 31, 2012, the Company has received $1,650,000 from the Offering. Pursuant to a subscription agreement with the Purchasers (the “Subscription Agreement”), the Company issued to the Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (the “Notes”) and (ii) warrants (the “Warrants”) to purchase shares (the “Warrant Shares” and together with the Notes and the Warrants, the “Securities”) of our Common Stock at an exercise price of $2.00 per share. Each Unit consists of a Note, in the principal face amount of $25,000, and Warrants to purchase 12,500 Shares (the “Units”).

The Notes accrue interest at a rate of 10% on the aggregate principal amount, payable on the third anniversary of the issue date (the “Maturity Date”) if not converted prior to the maturity date. The Notes are subject to (i) an optional conversion into shares of the Company’s Common Stock at the note holder’s (the “Holder”) election following the date upon which the Company’s Registration Statement (hereinafter defined) is declared effective with the Securities and Exchange Commission (the “SEC”) or (ii) a mandatory conversion thirty-six (36) months from the date of issuance. The shares of Common Stock issuable upon conversion of the Notes shall equal: (i) the principal amount of the Note and the accrued interest thereon (assuming the Company elects to pay the interest in shares of Common Stock) divided by (ii) $1.00.

Warrants

The Warrants are exercisable for an aggregate of 825,000 shares of the Company’s Common Stock as of December 31, 2012. The Warrants are exercisable for a period of three years from the original issue date. The exercise price with respect to the Warrants is $2.00 per share.

The Company accounts for the warrant valuation in accordance with FASB ASC 470-20, Debt with Conversion and Other Options. The Company records the fair value of warrants issued in connection with those instruments. The discount recorded in connection with the warrant valuation is recognized as non-cash interest expense and is amortized over the term of the convertible note. The Company recorded to additional paid in capital and discount against notes $79,186 for the calculated fair value of the warrants, in conjunction with the notes issued from October 18, 2012 through December 31, 2012. Amortization expense for the year ended December 31, 2012 and 2011 amounted to $4,774 and $0, respectively.

6.     Promissory Notes Payable

On September 21, 2012, September 24, 2012 and October 1, 2012, the Company entered into three secured promissory notes totaling $37,500 due on December 6, 2012 and bearing interest at 12% per annum. In March 2013, the note holders agreed to extend the maturity date of the notes to September 30, 2013.

Promissory Notes Payable – Related Party

On September 12, 2012, the Company entered into a secured promissory note (the “Chord Note”) with Chord Advisors, LLC. The Chord Note totaling $12,500 is due on December 6, 2012 and bears interest at 12% per annum. In March 2013, the note holders agreed to extend the maturity date of the notes to September 30, 2013. The Company’s former Chief Financial Officer, David Horin, is the President of Chord Advisors, LLC.

F-36

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Interest expense recorded on notes payable for the year ended December 31, 2012 amounted to $1,533.

7.     Notes Payable

Notes payable at December 31, 2012 and 2011 consists of the following:

During 2012, the Company entered into an agreement to finance a portion of its annual general liability insurance policy. The liability carries a 3.89% interest rate and quarterly payments of $4,236.56 through maturity in December 2013.

$12,506

During 2011, the Company entered into an agreement to finance a portion of its annual general liability insurance policy. The liability carries a 5% interest rate and monthly payments of $1,086 through maturity in September 2012.

$9,576

8.     Warrants

The following table summarizes the changes in warrants outstanding and related prices for the shares of the Company’s common stock issued to shareholders at December 31, 2012:

Exercise Price	Number Outstanding	Warrants Outstanding Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	Number Exercisable	Warrants Exercisable Weighted Average Exercise Price
$2.00	2,725,000	3.95	$2.00	2,725,000	$2.00

Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2011	-	$-
Issued – Pre Reverse Merger	1,900,000	2.00
Issued – Post Reverse Merger	825,000	2.00
Exercised	—	—
Expired	-	-
Outstanding at December 31, 2012	2,725,000	$2.00

Warrants issued for services (pre-merger warrants):

On July 16, 2012, the Company issued warrants to purchase 1,800,000 shares of common stock valued at $2.00 and are exercisable on a cashless basis. The warrants expire five years from the date of grant.

On September 1, 2012, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of grant.

Warrants issued concurrent with convertible notes (post-merger warrants):

On October 18, 2012, the Company issued warrants to purchase 525,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $50,391 using the Black-Scholes option pricing model and amortizes it over the term of the note.

F-37

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

On November 8, 2012, the Company issued warrants to purchase 275,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $26,395 using the Black-Scholes option pricing model and amortizes it over the term of the note.

On December 19, 2012, the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of issuance. The Company valued the warrants at $2,400 using the Black-Scholes option pricing model and amortizes it over the term of the note.

The fair value of these warrants issued and the significant assumptions used to determine those fair values, using a Black-Scholes option-pricing model are as follows:

Significant assumptions:
Risk-free interest rate at grant date	0.60% -0.85%
Expected stock price volatility	80.00%
Expected dividend payout	—
Expected option life-years	(a)

(a)	– All warrants issued expire in 3-5 years. The remaining life of the warrants is 3.95 years.

9.      Commitments and Contingencies

Operating Leases

On July 1, 2010 the Company leased a facility (“commissary kitchen”) in Los Angeles, California under an informal lease letter agreement directly with the Landlord. The rental terms of the lease are on a month to month basis.

On October 21, 2009 the Company executed a Vehicle and Maintenance Agreement with a Los Angeles based mobile food truck vendor. The agreement provides for rental of one or more mobile food trucks on a month to month basis after an initial six minimum month term per truck where rent is payable daily upon return of the truck to the vendor's service and parking facility. Combined rental expense for kitchen facilities and food truck rental for the year ended December 31, 2012 and 2011 were $92,622 and $92,860, respectively.

Consulting Agreements

TRIG Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “TRIG Capital Advisory Agreement”) with TRIG Capital Group, LLC (“TRIG Capital”). The term of the agreement shall begin on the effective date and continue until such agreement is terminated by the parties. Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital will provide us with domestic marketing services, management advice and support regarding operations, administrative services, finance and assist with business development as required by the Company. In addition, TRIG Capital will assist management in establishing its franchising operations and assisting in the sale of these franchises. Under the TRIG Capital Advisory Agreement, TRIG Capital may engage third parties reasonably acceptable to the Company to assist in its efforts to satisfy the terms of the Agreement, but TRIG Capital shall be liable for any such payments made to third parties engaged by TRIG Capital.

As compensation for such services, we granted TRIG Capital a warrant to purchase 1,800,000 shares of Common Stock (the “TRIG Warrant”). The TRIG Warrant is exercisable until July 16, 2017, is valued at $2.00 and exercisable on a cashless basis.  In addition to the warrant, the Company will pay TRIG Capital a cash bonus of ten (10%) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company after completion of the Share Exchange for a period of five (5) years. Additionally, TRIG Capital will receive a monthly fee of $7,000 on the last day of each month for a period of no less than 18 months.

F-38

 THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Trilogy IR Agreement

On July 16, 2012, the Company entered into an investor relations agreement (the “Investor Relations Agreement”) with Trilogy Capital Partners, Inc. (“Trilogy”). The parties agreed to an eighteen (18) month contract, whereby Trilogy will provide with the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist in preparing and disseminating investor relations documents, materials, and our presentations, including press releases, online communications, and Company’s website.

The Company will pay Trilogy $10,000 per month for these services. In addition, the Company paid Trilogy $25,000 as an engagement fee. Additionally, the Company paid Trilogy $40,000 upon the consummation of the initial closing of the 2012 Private Placement Offering and paid an additional $40,000 at the final closing of the 2012 Private Placement Offering.

Grandview Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “Grandview Advisory Agreement”) with Grandview Capital Partners, Inc. (“Grandview”). Pursuant to the Grandview Advisory Agreement, Grandview will provide primarily with assistance and advice in seeking out a potential additional merger or acquisition partner or target.

The Company will pay Grandview $10,000 per month for a period of 18 months. In the event that the Company enters into any transaction involving a sale of our company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement, Grandview will receive a fee between two (2%) and ten (10%) percent of the total transaction, depending on the transaction value, as defined in the Grandview Advisory Agreement. Additionally, the Company paid Grandview a cash success fee of $40,000 upon the consummation of the initial closing of the 2012 Private Placement Offering and paid an additional cash success fee of $40,000 at the final closing of the 2012 Private Placement Offering.

Clark Group Agreement

On August 15, 2012, the Company entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange and will continue for a period of two years.

Pursuant to the Clark Group Agreement, General Wesley K. Clark will serve as Vice Chairman and Senior Veterans Advisor of company. Prior to the Commencement Date, the Company paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, the Company will pay the Clark Group $200,000 per year. The Company also executed a warrant agreement providing Clark Group with the right to purchase up to 500,000 shares of the Company’s common stock (the “Clark Warrants”) at an exercise price anticipated to be $1.00 per share. The Clark Warrants are exercisable on the following basis: (i) 100,000 Clark Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Clark Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Clark Warrants following the execution of the next 25 veteran franchise agreements. General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees.

Employment Agreements

Robert Y. Lee

On July 16, 2012, the Company entered into an employment agreement (the “Lee Employment Agreement”) with Robert Y. Lee to serve as the Executive Chairman of the Company.  The agreement stipulates that Mr. Lee will work no fewer than twenty (20) hours per week.  In addition, the parties agreed that Mr. Lee shall not engage or participate in any business that is in competition in any manner whatsoever with the business of the Company, or any business which the Company contemplates conducting or intends to conducts.

F-39

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Pursuant to the terms of the Lee Employment Agreement, the Company will pay Mr. Lee $120,000 annually. In addition, Mr. Lee will receive reimbursement for all reasonable expenses which Lee incurs during the course of performance under the Employment Agreement. In addition to his annual compensation, the Company paid Mr. Lee a signing bonus of $80,000, of which $40,000 has already been paid. The term of the Lee Employment Agreement is for eighteen months. Mr. Lee can terminate the Employment Agreement after four months with 30 days notice. The Company can terminate the Employment Agreement upon notice to Mr. Lee.

David Danhi

On October 18, 2012, the Company entered into an employment agreement (the “Danhi Employment Agreement”) with David Danhi. The agreement stipulates that Mr. Danhi will work no fewer than (40) hours per week. Pursuant to the terms of the Danhi Employment Agreement, the Company will pay Mr. Danhi $150,000 annually. In addition, Mr. Danhi will receive reimbursement for all reasonable expenses which Danhi incurs during the course of performance under the Danhi Employment Agreement. The term of the Danhi Employment Agreement is for three years. Mr. Danhi can terminate the Employment Agreement after four months with 30 days notice. The Company can terminate the Danhi Employment Agreement upon notice to Mr. Danhi.

Contingencies

The Company is subject to certain legal proceedings and claims, which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

10.         Share Exchange

On October 18, 2012, TRIG Acquisition 1, Inc. (“TRIG”) entered into a share exchange agreement (the “Exchange Agreement”) by and among (i) TRIG, (ii) Grilled Cheese, Inc., a California corporation, (“Grilled Cheese”), (iii) GCT, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“GCT Sub”); (iv) David Danhi, the majority shareholder of Grilled Cheese (“Majority Shareholder”) and (v) Michelle Grant, the minority shareholder of Grilled Cheese (“Minority Shareholder”, together with the Majority Shareholder, the “Grilled Cheese Shareholders”). Pursuant to the terms of the Exchange Agreement: (1) the Majority Shareholder transferred to GCT Sub all of the shares of Grilled Cheese held by such shareholder in exchange for the issuance of 4,275,000 shares of TRIG’s common stock; and (2) the Minority Shareholder transferred all of the shares of Grilled Cheese held by the Minority Shareholder in exchange for $500,000 and 845,000 shares of TRIG’s common stock (the “Share Exchange”).

The issuance of the Company’s common stock to the GCT shareholders as well as the payment of $500,000 to the Minority Shareholder was accounted for as a recapitalization rather than a business combination. The $500,000 cash payment was recorded as a reduction of additional paid-in-capital during the 4th quarter of 2012.

Grant Registration Rights Agreement

In conjunction with the Share Exchange, the Company and the Minority Shareholder entered into a registration rights agreement (“Grant Registration Rights Agreement”). Pursuant to the Grant Registration Rights Agreement, the Company will register the 845,000 shares issued to the Minority Shareholder in the Share Exchange on any registration statement that the Company files in conjunction with the Private Placement Offering, as further discussed below.

F-40

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

11. Equity

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock consisting of 1,000,000 shares of Series A Convertible Preferred Stock $0.001 par value per share ("Series A Preferred Stock"), and 9,000,000 shares of blank check preferred stock, $0.001 par value per share.

All the outstanding Series A Preferred Stock at that time shall automatically be converted into shares of Common Stock upon the earlier of (i) one year from the date of initial issuance of any shares of the Series A Preferred Stock at a conversion rate equal to $0.50 per share of Common Stock or (ii) the effectiveness of a registration statement filed with the Securities and Exchange Commission covering the resale of Common Stock issued by the Company in its next PIPE transaction (the "PIPE").

As of December 31, 2012 and 2011, no preferred stock was issued and outstanding.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with par value of $0.001 per share as of December 31, 2012. The Company was authorized to issue 1,000 shares of common stock with no par value as of December 31, 2011.

As noted earlier in note 1, the Company consummated the transactions contemplated by the Share Exchange Agreement that resulted in a reverse merger and a change in control of the Company. The 3,322,500 shares of the Company outstanding prior to the closing of the merger and the 5,120,000 shares issued in connection with the merger are treated as having been issued as of the merger date on October 18, 2012.

All references to common stock shares and per share amounts have been restated to effect the reverse merger on October 18, 2012.

Prior to the closing of the merger, TRIG had 3,322,500 shares of common stock issued and outstanding which were treated as having been issued as of the merger date.

In October 2012, in connection with the reverse merger transaction, the Company issued an aggregate of 5,120,000 shares of its common stock in exchange for existing shares of Grilled Cheese, which are treated as having been issued as of the merger date.

As of December 31, 2012 and 2011, there were 8,442,500 and 200 shares of common stock issued and outstanding, respectively.

12.     Related Party Agreements

The Company entered into a number of related party agreements, as described below, all of which continued after the Share Exchange with Grilled Cheese. The Company recognized consulting expenses over the requisite service period pursuant to the provisions of each specific agreement.

a.	Trilogy Capital Stock Purchase Agreement

On April 12, 2012, the Company executed a stock purchase agreement with Trilogy Capital Partners, Inc. (“Trilogy Capital”) and Robert Lee, one of our Directors. Pursuant to the stock purchase agreement, the Company sold (i) 1,000,000 shares of its Common Stock at a price of $0.001 per share to Trilogy Capital, and (ii) 1,000,000 shares of its Common Stock, at a price of $0.001 per share to Robert Lee. The Company received proceeds of $2,000 and will use the net proceeds for general corporate purposes. Our President, Secretary and one of our current directors, Alfonso J. Cervantes, owns a 100% equity interest in Trilogy Capital.

F-41

 THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

b.	Cohen Advisory Agreement

On June 15, 2012, the Company entered into an advisory agreement with Richard M. Cohen Consultants, Inc. (the “Advisor”). The parties agreed that from June 15, 2012 until June 14, 2013, the Advisor would perform advisory and consulting services for the Company. The Company will pay the Advisor $120,000, consisting of: (i) $60,000 of shares of the Company’s Common Stock to be based on the per share price of the Common Stock sold in the Offering, and (ii) $60,000 of cash to be paid in monthly payments of $5,000 pursuant to the terms of the agreement. The agreement may be terminated by the Company for cause, as defined in the agreement. Richard M. Cohen is also the Chairman of Chord Advisors LLC (“Chord”) and David Horin, our Chief Financial officer, is the President of Chord. The Cohen Advisory Agreement contains a share provision, whereby the Company will issue 60,000 shares over the requisite service period based upon a $1.00 per share price of common stock sold in the Offering. The Company incurred fees of $15,000 post the reverse merger and has an accounts payable balance of $35,000 as of December 31, 2012.

c.	TRIG Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “TRIG Capital Advisory Agreement”) with TRIG Capital Group, LLC (“TRIG Capital”). The term of the agreement shall begin on the effective date and continue until such agreement is terminated by the parties. Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital will provide the Company with foreign and domestic marketing services, management advice and support regarding operations, administrative services, and assist with business development as required by the Company. In addition, TRIG Capital will assist management in establishing its franchising operations and assisting in the sale of these franchises. Under the TRIG Capital Advisory Agreement, TRIG Capital may engage third parties reasonably acceptable to the Company to assist in its efforts to satisfy the terms of the Agreement, but TRIG Capital shall be liable for any such payments made to third parties engaged by TRIG Capital.

As compensation for such services, the Company granted TRIG Capital a warrant to purchase 1,800,000 shares of Common Stock of the Company (the “TRIG Warrant”). The TRIG Warrant is exercisable until July 16, 2017, is valued at $2.00 and exercisable on a cashless basis. In addition to the warrant, the Company will pay TRIG Capital a cash bonus of ten (10%) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company after completion of the Share Exchange for a period of five (5) years. Additionally, TRIG Capital will receive a monthly fee of $7,000 on the last day of each month for a period of no less than 18 months. The Company incurred fees of $17,387 post the reverse merger and has an accounts payable balance of $13,387 as of December 31, 2012.

d.	Trilogy IR Agreement

On July 16, 2012 the Company entered into an investor relations agreement (the “Investor Relations Agreement”) with Trilogy Capital Partners, Inc. (“Trilogy”). The parties agreed to an eighteen (18) month contract, whereby Trilogy will provide the Company with the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist the Company in preparing and disseminating investor relations documents, materials, and Company presentations, including press releases, online communications, and the Company’s website.

The Company will pay Trilogy $10,000 per month for these services. In addition, the Company paid Trilogy $25,000 as an engagement fee. Additionally, the Company paid Trilogy $40,000 upon the consummation of the Initial Closing of the Offering and will pay an additional $40,000 at or before the final closing of the Offering. The Company incurred fees of $35,000 post the reverse merger and has an accounts payable balance of $0 as of December 31, 2012.

F-42

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

e.	Villard Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “Villard Advisory Agreement”) with Dimitri Villard (the “Advisor”). The parties agreed that from July 1, 2012 until June 30, 2013, the Advisor would perform advisory services for the Company, as well as serving as member of the Company’s Board of Directors (the “Board”). The Advisor will devote, on a non-exclusive basis, the necessary time, energy and efforts to the business of the Company and to use his best efforts and abilities to faithfully and diligently promote the Company’s business interests. The Company will pay the Advisor $45,000, consisting of: (i) $22,500 of shares of the Company’s Common Stock to be issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement, and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement. The Villard Advisory Agreement contains a share provision, whereby the Company will issue 22,500 shares over the requisite service period based upon a $1.00 per share price of common stock sold in the Offering. The Company incurred fees of $5,625 post the reverse merger and has an accounts payable balance of $13,125 as of December 31, 2012.

f.	Grandview Capital Advisory Agreement

On July 16, 2012, the Company entered into an advisory agreement (the “Grandview Advisory Agreement”) with Grandview Capital Partners, Inc. (“Grandview”). Pursuant to the Grandview Advisory Agreement, Grandview will provide the Company primarily with assistance and advice in seeking out a potential merger or acquisition partner or target.

The Company will pay Grandview $10,000 per month for a period of 18 months. In the event that the Company enters into any transaction involving a sale of the Company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement, Grandview will receive a fee between two (2%) and ten (10%) percent of the total transaction, depending on the transaction value, as defined in the Grandview Advisory Agreement. Additionally, the Company will pay Grandview a cash success fee of $40,000 upon the consummation of the Initial Closing of the Offering and will pay an additional cash success fee of $40,000 at or before the final closing of the Offering. The Company incurred fees of $90,000 post the reverse merger and has an accounts payable balance of $53,977 as of December 31, 2012.

g.	Clark Group Agreement

On August 15, 2012, the Company entered into an agreement (the “Clark Group Agreement”) with Wesley K. Clark & Associates, LLC (the “Clark Group”). The agreement commenced (the “Commencement Date”) upon the completion of the Share Exchange and will continue for a period of two years.

Pursuant to the Clark Group Agreement, General Wesley K. Clark will serve as Vice Chairman of the Board of Directors and Senior Veterans Advisor of the Company and Wesley Clark, Jr. will act as the Director of Veteran Operations. Prior to the Commencement Date, the Company paid the Clark Group a $10,000 monthly consultation fee. Following the Commencement Date, the Company will pay the Clark Group $200,000 per year. The Company will also execute a warrant agreement providing Clark Group with the right to purchase up to 500,000 shares of the Company’s common stock (the “Clark Warrants”) at an exercise price anticipated to be $1.00 per share. The Clark Warrants will be exercisable on the following basis: (i) 100,000 Warrants following the execution of the first 25 veteran franchise agreements; (ii) 100,000 Warrants following the execution of the next 25 veteran franchise agreements; (iii) 100,000 Warrants following the execution of the next 25 veteran franchise agreements; and (iv) 200,000 Warrants following the execution of the next 25 veteran franchise agreements.

General Clark will supervise the development and implementation of recruitment and “vetting” for prospective veteran franchisees. Wesley Clark, Jr.’s responsibilities will be the supervision and administration of the selection process for prospective veteran franchisees, working directly with, and reporting to, Wesley Clark, Sr. in the execution of that process. The Company incurred $50,000 post the reverse merger and has an accounts payable balance of $40,000 as of December 31, 2012.

F-43

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

h.	Chord Advisors Agreement

On August 15, 2012, the Company entered into an agreement (the “Chord Agreement”) with Chord. Pursuant to the Chord Agreement, Chord will provide the Company with comprehensive outsourced accounting solutions. The Company will pay Chord $6,250 per month for a period of 12 months. In addition, on September 1, 2012, the Company granted Chord 100,000 warrants with a term of three (3) years and an exercise price of $2.00. The Company incurred fees of $18,750 post the reverse merger and has an accounts payable balance of $18,750 as of December 31, 2012. Our former Chief Financial Officer, David Horin, is the President of Chord. On June 24, 2013, the Chord Agreement was terminated.

13.  Concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s cost of goods sold for the years ended December 31, 2012 and 2011.

Suppliers	Year Ended December 31, 2012	Year Ended December 31, 2011
A	23%	0%

B	0%	25%

For the year ended December 31, 2012 the Company had one supplier who accounted for approximately $236,000 of their purchases used for production or approximately 23% of total cost of sales for the year then ended. The amount payable to supplier A at December 31, 2012 was $9,074. For the year ended December 31, 2011 the Company had one main supplier who accounted for approximately $272,000 of their purchases used for production or approximately 25% of total cost of sales for the year then ended. The amount payable to supplier B at December 31, 2011 was $5,123.

14.    Income Taxes

The Company accounts for income taxes under ASC 740, “Expenses – Income Taxes”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Through October 18, 2012, Grilled Cheese Truck Inc. was an S Corporation that operated out of the State of California.  Tax returns were filed as an S Corporation, which is a ‘pass through entity’ for tax purposes.  Taxable income flowed through to members, and income taxes were not imposed at the company level, except in special circumstances. Subsequent to the Reverse Acquisition Agreement on October 18, 2012, operations are consolidated with those of TRIG Acquisition 1, Inc., a Nevada corporation, which is subject to both Federal and State income taxes.

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory U.S. Federal rate and the actual tax provision:

	Year Ended December 31,
	2012	2011
Income tax (benefit) provision at the Federal statutory rate	$(405,000)	$6,800
State income taxes, net of Federal benefit	(72,000)	1,200
Benefit of loss (tax liability) not realized due to the Company status as a “pass through entity” for tax proposes	23,800	(8,000)
Amortization of debt discount	66,800	-
Other	4,300	-
Valuation tax asset allowance	382,000	-
Tax provision	$(100)	$-

F-44

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Subsequent to the reverse merger on October 18, 2012, the Company has assumed the net operating loss (“NOL”) carry forward of TRIG Acquisition 1, Inc. Management estimates the NOL as of October 28, 2012 to be approximately $1,122,000. This NOL will be expiring through the year 2032. The utilization of the Company’s NOL may be limited because of a possible change in ownership as defined under Section 382 of Internal Revenue Code. Such change in ownership, for purposes of utilization of the Company’s NOL’s under Section 382, may have occurred with the reverse merger that was entered into on October 18, 2012.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Included in the deferred tax asset is the aforementioned NOL. The Company is not able to predict if such future taxable income will be more likely than not sufficient to utilize the benefit. As such, the Company does not believe the benefit is more likely than not to be realized and they have recognized a full valuation allowance for these deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Included in the deferred tax asset is the aforementioned NOL. The Company is not able to predict if such future taxable income will be more likely than not sufficient to utilize the benefit. As such, the Company does not believe the benefit is more likely than not to be realized and they have recognized a full valuation allowance for these deferred tax assets. The Company’s deferred tax asset as of December 31, 2012 and 2011 is as follows:

	December 31,
	2012	2011
Pre reverse merger - NOL carry forwards	$448,800	$-
Post reverse merger - NOL carry forwards	382,000	-
	830,800	-
Valuation allowance	(830,800)	-
Deferred tax asset, net of allowance	$-	$-

15.   Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements were available to be issued as follows:

Private Placement:

In 2013, the Company continued its “best efforts” private offering of up to $5,000,000 of Units with a group of accredited investors for additional proceeds of $1,225,025. Pursuant to a subscription agreement with the Purchasers, the Company issued to the Purchasers units consisting of (i) 10% Convertible Senior Secured Notes and (ii) warrants to purchase shares of our Common Stock at an exercise price of $2.00 per share. Each Unit consists of a Note, in the principal face amount of $25,000, and Warrants to purchase 12,500 Shares.

The Notes accrue interest at a rate of 10% on the aggregate principal amount, payable on the third anniversary of the issue date if not converted prior to the maturity date. The Notes are subject to (i) an optional conversion into shares of the Company’s Common Stock at the note holder’s election following the date upon which the Company’s Registration Statement is declared effective with the Securities and Exchange Commission or (ii) a mandatory conversion thirty-six (36) months from the date of issuance. The shares of Common Stock issuable upon conversion of the Notes shall equal: (i) the principal amount of the Note and the accrued interest thereon (assuming the Company elects to pay the interest in shares of Common Stock) divided by (ii) $1.00.

The Warrants are exercisable for an aggregate of 612,513 shares of the Company’s Common Stock. The Warrants are exercisable for a period of three years from the original issue date. The exercise price with respect to the Warrants is $2.00 per share. The exercise price for the Warrants is subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances.

F-45

THE GRILLED CHEESE TRUCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

On April 18, 2013, the Company completed the final closing of the Offering. In the aggregate, the Company sold 2,875,025 Units, for aggregate gross proceeds of $2,875,025. On May 24, 2013, the Company approved an additional “best efforts” private offering of up to $2,000,000 of Units.

On June 21, 2013, the Company completed our final closing of a “best efforts” private offering of up to $2,000,000 (the “2013 Private Placement Offering”) of Private Placement Units with a group of accredited investors (the “2013 Private Placement Purchasers”) for total aggregate gross proceeds of $645,000. Pursuant to a subscription agreement with the 2013 Private Placement Purchasers (the “2013 Private Placement Subscription Agreement”), the Company issued to the 2013 Private Placement Purchasers units consisting of (i) 10% Convertible Senior Secured Notes (these notes mirror the Private Placement Notes) and (ii) warrants (these warrants mirror the Private Placement Warrants) to purchase shares (the “Private Placement Warrant Shares” and together with the Private Placement Notes and the Private Placement Warrants, the “Private Placement Securities”) of common stock at an exercise price of $2.00 per share. The Private Placement Units each consisted of a Private Placement Note, in the principal face amount of $25,000, and Private Placement Warrants to purchase 12,500 shares of common stock (the “Private Placement Units”).

Issuance of common stock and warrants:

Pursuant to the final closing of the 2012 Private Placement Offering on April 18, 2013, 270,500 common shares were issued to a number of consultants based on the share price of $1.00 as established by the private offering. The Company also issued warrants to purchase up to an aggregate of 287,500 shares of common stock to the Placement Agent. The warrants have an exercise price of $2.40 per share and are exercisable for a term of five (5) years from the closing of the Offering.

Pursuant to the final closing of the 2013 Private Placement Offering on June 21, 2013, the Company also issued warrants to purchase up to an aggregate of 64,500 shares of common stock to the Placement Agent. The warrants have an exercise price of $2.40 per share and are exercisable for a term of five (5) years from the closing of the Offering.

In April 2013, the Company issued a consultant 473,000 shares of common stock pursuant to the terms of the agreement.

In April 2013, the Company issued 1,696,834 shares of its common stock as a result of converting $512,500 of principal and $52,545 of interest of its convertible note holders.

Other:

On May 6, 2013, AJ Cervantes, the Company’s Treasurer, submitted his resignation. As a result of Mr. Cervantes’s resignation, the Company appointed Nicholas Koutsivitis as the Treasurer of the Company.

On June 21, 2013, David Horin, the Company’s Chief Financial Officer, submitted his resignation. As a result of Mr. Horin’s resignation, the Company appointed Robert Y. Lee as the Principal Financial Officer.

The Company recently entered into a lease in Gardena, California to lease an approximately four thousand square foot warehouse facility.  The warehouse facility will be used by the Company to store ingredients to be cooked on our trucks and to prepare certain of our products prior to being placed on our trucks.  The lease begins on July 1, 2013 and runs through June 30, 2018 with a base rent beginning at $5,310 per month. David Danhi, our Chief Executive Officer, has guaranteed the lease and has received indemnification from the Company for any defaults under the lease.

F-46

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

THE GRILLED CHEESE TRUCK, INC.

17,612,334 Shares of

Common Stock

PROSPECTUS

 DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee:

SEC registration fee	$561.47
Accounting fees and expense	5,000.00
Legal fees and expenses	67,500.00
Miscellaneous Fees and Expenses	20,000.00
Total	$93,061.47

Item 14. Indemnification of Directors and Officers.

Subsection 7 of Section 78.138 of the Nevada Revised Statutes (the “Nevada Law”) provides that, subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the Company’s Articles of Incorporation provides for greater individual liability.

Subsection 1 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (any such person, a “Covered Person”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Covered Person in connection with such action, suit or proceeding if the Covered Person is not liable pursuant to Section 78.138 of the Nevada Law or the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Covered Person’s conduct was unlawful.

Subsection 2 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of a Covered Person against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Covered Person in connection with the defense or settlement of such action or suit, if the Covered Person is not liable pursuant to Section 78.138 of the Nevada Law or the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification may be made in respect of any claim, issue or matter as to which the Covered Person shall have been adjudged by a court of competent jurisdiction (after exhaustion of all appeals) to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances the Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper Section 78.7502 of the Nevada Law further provides that to the extent a Covered Person has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Subsection 1 or 2, as described above, or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Covered Person against expenses (including attorneys’ fees) actually and reasonably incurred by the Covered Person in connection with the defense.

II-1

 DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Subsection 1 of Section 78.751 of the Nevada Law provides that any discretionary indemnification pursuant to Section 78.7502 of the Nevada Law, unless ordered by a court or advanced pursuant to Subsection 2 of Section 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances. Such determination must be made (a) by the shareholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such non-party directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such non-party directors cannot be obtained.

Subsection 2 of Section 78.751 of the Nevada Law provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Subsection 2 of Section 78.751 further provides that its provisions do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law.

Subsection 3 of Section 78.751 of the Nevada Law provides that indemnification pursuant to Section 78.7502 of the Nevada Law and advancement of expenses authorized in or ordered by a court pursuant to Section 78.751 does not exclude any other rights to which the Covered Person may be entitled under the articles of incorporation or any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his or her official capacity or in another capacity while holding his or her office. However, indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses under Subsection 2 of Section 78.751 of the Nevada Law, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue for a Covered Person who has ceased to be a director, officer, employee or agent of the corporation, and shall inure to the benefit of his or her heirs, executors and administrators.

Section 78.752 of the Nevada Law empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of a Covered Person for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as a Covered Person or arising out of such person’s status as a Covered Person whether or not the corporation has the authority to indemnify such person against such liability and expenses.

The Bylaws of the Company provide for indemnification of Covered Persons substantially identical in scope to that permitted under the Nevada Law. Such Bylaws provide that the expenses of directors and officers of the Company incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the Company.

II-2

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Item 15. Recent Sales of Unregistered Securities.

As previously disclosed, on April 18, 2013, we completed the 2012 Private Placement Offering with the 2012 Private Placement Purchasers for total aggregate gross proceeds to us of $2,875,025. Pursuant to the 2012 Private Placement Subscription Agreement, we issued to the Private Placement Purchasers units consisting of (i) the Private Placement Notes and (ii) the Private Placement Warrants to purchase the Private Placement Warrant Shares at an exercise price of $2.00 per share. The Private Placement Units each consisted of a Private Placement Note, in the principal face amount of $25,000, and Private Placement Warrants to purchase 12,500 shares of our common stock.

Additionally, as previously disclosed, on June 21, 2013, we completed the 2013 Private Placement Offering with the 2013 Private Placement Purchasers for total aggregate gross proceeds to us of $645,000. Pursuant to the 2013 Private Placement Subscription Agreement, we issued to the Private Placement Purchasers units consisting of (i) the Private Placement Notes and (ii) the Private Placement Warrants to purchase the Private Placement Warrant Shares at an exercise price of $2.00 per share. The Private Placement Units each consisted of a Private Placement Note, in the principal face amount of $25,000, and Private Placement Warrants to purchase 12,500 shares of our common stock.

Grandview Capital Partners, Inc., registered under the name Blackwall Capital Markets, Inc., a broker dealer that is a member of FINRA and the Securities Investor Protection Corporation and registered with the Securities and Exchange Commission acted as placement agent in connection with the Offerings. As consideration for acting as the placement agent, at the closing of the Offerings, we paid to the Placement Agent (i) in cash, a fee equal to $128,500 for the 2012 Private Placement Offering and a fee equal to $32,100 for the 2013 Private Placement Offering and (ii) issued warrants to purchase up to an aggregate of 287,500 shares of our common stock in the 2012 Private Placement Offering and warrants to purchase up to an aggregate of 352,000 shares of our common stock in the 2013 Private Placement Offering. The Placement Agent warrants have an exercise price of $1.20 per share, excisable for a term of five (5) years from the closing of each of the Offerings, respectively, and contain equitable adjustment for stock splits, stock dividends and similar events, as well as full ratchet anti-dilution provisions.

The Private Placement Notes and Private Placement Warrants were offered and sold to the Private Placement Purchasers in a private transaction in reliance upon exemptions from registration pursuant to Rule 506 of Regulation D. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

II-3

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

On February 1, 2011, we sold 250,000 shares of Series A Convertible Preferred Stock, par value of $0.001 per share, for $125,000 cash ($0.50/share sales price) and paid offering cost of $6,842. On February 15, 2011, we sold 150,000 shares of Series A Convertible Preferred Stock, par value of $0.001 per share, for $75,000 cash ($0.50/shares sales price). In accordance with the terms of the Series A Preferred Stock, these shares automatically converted into common stock on February 1, 2012 and February 15, 2012, respectively. On July 5, 2012, these shareholders agreed to sell back to us the 400,000 shares of common stock that they received from the conversion of Series A Preferred Stock in exchange for 12% Secured Notes in the amount of $200,000. The foregoing securities were issued in reliance upon an exemption from registration under Section 4(a)(2) and Regulation D of the Securities Act of 1933, as amended. The shares of common stock issuance upon conversion of the 12% Secured Notes are being registered in this prospectus.

On July 9, 2012, we completed a bridge financing for $512,500 principal amount of 12% Secured Notes (the “Bridge Notes”) with a total of 16 investors. The Bridge Notes had a maturity date of April 8, 2013 and bear interest at twelve percent (12%) per annum, payable on the last day of every fiscal quarter commencing June 30, 2012 and continuing through the maturity date. After the final closing of the 2012 Private Placement Offering, in full satisfaction of the Bridge Notes, including all accrued but unpaid interest, converted into 1,696,834 shares of our common stock at a price equal to 33.3% of the conversion price, or $0.33, of the Private Placement Notes, which was $1.00. The sale and the issuance of the Bridge Notes were directly offered by the Company to investors without the use of a placement agent and offered and sold the Bridge Notes in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act. The shares of common stock issued in connection with the Bridge Note conversion are being registered in this prospectus.

On August 27, 2012, we entered into a subscription agreement with private investors (the “August 2012 Private Placement”) under a private placement offering of shares of our common stock. An aggregate of 322,500 shares of common stock were sold in the August 2012 Private Placement at a purchase price of $0.50 per share for gross proceeds to us in the amount of $161,250. These shares were offered and sold in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act. The shares of common stock issued in the August 2012 Private Placement are being registered in this prospectus.

On September 20, 2012, we completed a bridge financing for $50,000 principal amount of 12% Secured Notes (the “Additional Notes”) with a total of 4 investors. The Additional Notes had a maturity date of December 6, 2012 and bear interest at twelve percent (12%) per annum. On March 14, 2013, the holders of the Additional Notes agreed to extend the maturity date of the Additional Notes to September 30, 2013. These Additional Notes were directly offered by the Company to investors without the use of a placement agent and offered and sold the Additional Notes in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act.

On April 12, 2012, we executed a stock purchase agreement with Trilogy Capital Partners, Inc. (“Trilogy Capital”) and Robert Lee, our Executive Chairman, Chief Executive Officer and director. Pursuant to the stock purchase agreement, we sold (i) 1,000,000 shares of our common stock at a price of $0.001 per share to Trilogy Capital, and (ii) 1,000,000 shares of our common stock, at a price of $0.001 per share to Robert Lee. Our former President, Secretary and director, Alfonso J. Cervantes, owns a 100% equity interest in Trilogy Capital. Mr. Cervantes resigned from each respective position on July 12, 2013. The shares of common stock sold pursuant to the Trilogy Capital Stock Purchase Agreement are being registered in this prospectus.

II-4

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Share Exchange Agreement by and between TRIG Acquisition 1, Inc., GCT, Inc., Grilled Cheese, Inc., Michele Grant, and David Danhi dated October 18, 2012 (1)
3.1	Articles of Incorporation (2)
3.2	Certificate of Amendment to Articles of Incorporation (3)
3.3	Certificate of Amendment to Articles of Incorporation (4)
3.4	Bylaws (5)
4.1	Form of Note for October 2012 Offering (6)
4.2	Form of Warrant for October 2012 Offering (7)
4.3	Form of Note for July 2012 Offering (8)
4.4	Form of Warrant to TRIG Capital Group, LLC for July 2012 Offering (9)
4.5	Form of Note for June 2013 Offering (10)
4.6	Form of Warrant for June 2012 Offering (11)
4.7	Form of Warrant issued pursuant to an Asset Purchase Agreement by and among Hook & Ladder Draught House, LLC, KOW Leasing Co., LLC and Deepak Devaraj dated August 8, 2013 (12)
5.1	Opinion of Ellenoff Grossman & Schole LLP**
10.1	Registration Rights Agreement by and between TRIG Acquisition 1, Inc. and Michele Grant, dated October 18, 2012 (13)
10.2	Form of Subscription Agreement for October 2012 Offering (14)
10.3	Form of Registration Rights Agreement (15)
10.4	Danhi Employment Agreement (16)
10.5	Chord Advisor Agreement (17)
10.6	PBNJ Advisory Agreement (18)
10.7	Amendment to TRIG Capital Group, LLC Advisory Agreement (19)
10.8	Clark Group Agreement (20)
10.9	Advisory Agreement between Richard M. Cohen Consultants, Inc. and the Company, dated July 16, 2012 (21)
10.10	Form of Note Purchase Agreement in connection with the July 2012 Offering (22)
10.11	Form of Repurchase Agreement (23)
10.12	Advisory Agreement between TRIG Capital Group, LLC and the Company, dated July 16, 2012 (24)
10.13	Investor Relations Agreement between Trilogy Capital Partners, Inc. and the Company, dated July 16, 2012 (25)
10.14	Advisory Agreement between Dimitri Villard and the Company, dated July 16, 2012 (26)
10.15	Employment Agreement between Robert Lee and the Company, dated July 16, 2012 (27)
10.16	Advisory Agreement between Grandview Capital Partners, Inc. and the Company, dated July 16, 2012 (28)
10.17	Form of Subscription Agreement for August 2012 Offering (29)
10.18	Form of Subscription Agreement for June 2013 Offering (30)
10.19	Form of Registration Rights Agreement (31)
10.20	Asset Purchase Agreement by and among Hook & Ladder Draught House, LLC, KOW Leasing Co., LLC and Deepak Devaraj dated August 8, 2013 (32)
10.21	Employment Agreement with Deepak Devaraj dated August 8, 2013 (33)
10.22	Form of Amendment No. 1 to the Advisory Agreement with Dimitri Villard, dated September 6, 2013 (34)
10.23	Form of Amendment No. 1 to the Term Sheet with Wesley K. Clark & Associates, LLC, dated September 6, 2013 (35)
10.24	Form of Amendment No. 1 to the Employment Agreement with Robert Y. Lee, dated September 6, 2013 (36)
10.25	Form of Employment Agreement with Peter Goldstein, dated September 6, 2013 (37)
10.26	Asset Purchase Agreement by and between the Company and American Food Truck Group, LLC, dated September 12, 2013 (38)
10.28	Placement Agent Termination Agreement, dated September 6, 2013*
10.29	Stock Purchase Agreement with Trilogy Capital Partners, dated April 12, 2012 (39)
10.30	Form of Standard Catering Agreement*
10.31	Form of Vehicle and Maintenance Agreement*
15.1	Letter regarding the Company’s use of unaudited interim financial information**
16.1	Letter from Sherb & Co., LLP to the Securities and Exchange Commission dated March 7, 2013. (40)
16.2	Letter from Marcum LLP to the Securities and Exchange Commission dated April 29, 2013. (41)
23.1	RBSM, LLP*
23.2	Consent of EFP Rotenberg, LLP*

II-5

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

* Filed herewith.

** To be filed in an amendment.

(1) Previously filed as Exhibit 2.1 to Form 8-K filed on October 24, 2012.

(2) Previously filed as Exhibit 3.1 to Form 10-12G/A filed on September 14, 2010.

(3) Previously filed as Exhibit 3.1 to Form 8-K filed on July 6, 2011.

(4) Previously filed as Exhibit 3.1 to Form 8-K filed on April 29, 2013.

(5) Previously filed as Exhibit 3.2 to Form 10-12G/A filed on September 14, 2010.

(6) Previously filed as Exhibit 4.1 to Form 8-K filed on October 24, 2012.

(7) Previously filed as Exhibit 4.2 to Form 8-K filed on October 24, 2012.

(8) Previously filed as Exhibit 4.1 to Form 8-K filed on July 25, 2012.

(9) Previously filed as Exhibit 4.2 to Form 8-K filed on July 25, 2012.

(10) Previously filed as Exhibit 4.1 to Form 8-K filed on June 26, 2013

(11) Previously filed as Exhibit 4.2 to Form 8-K filed on June 26, 2013

(12) Previously filed as Exhibit 10.2 to Form 8-K filed on August 14, 2013.

(13) Previously filed as Exhibit 10.1 to Form 8-K filed on October 24, 2012.

(14) Previously filed as Exhibit 10.2 to Form 8-K filed on October 24, 2012.

(15) Previously filed as Exhibit 10.3 to Form 8-K filed on October 24, 2012.
(16) Previously filed as Exhibit 10.4 to Form 8-K filed on October 24, 2012.

(17) Previously filed as Exhibit 10.5 to Form 8-K filed on October 24, 2012.

(18) Previously filed as Exhibit 10.6 to Form 8-K filed on October 24, 2012.

(19) Previously filed as Exhibit 10.7 to Form 8-K filed on October 24, 2012.

(20) Previously filed as Exhibit 10.8 to Form 8-K/A filed on December 11, 2012.

(21) Previously filed as Exhibit10.1 to Form 8-K filed on July 25, 2012.

(22) Previously filed as Exhibit 10.2 to Form 8-K filed on July 25, 2012.

(23) Previously filed as Exhibit 10.3 to Form 8-K filed on July 25, 2012.

(24) Previously filed as Exhibit 10.4 to Form 8-K filed on July 25, 2012.

(25) Previously filed as Exhibit 10.5 to Form 8-K filed on July 25, 2012.

(26) Previously filed as Exhibit 10.6 to Form 8-K filed on July 25, 2012.

(27) Previously filed as Exhibit 10.7 to Form 8-K filed on July 25, 2012.

(28) Previously filed as Exhibit 10.8 to Form 8-K filed on July 25, 2012.

(29) Previously filed as Exhibit 10.1 to Form 8-K filed on September 6, 2012.

(30) Previously filed as Exhibit 10.1 to Form 8-K filed on June 26, 2013.

(31) Previously filed as Exhibit 10.2 to Form 8-K filed on June 26, 2013.

(32) Previously filed as Exhibit 10.1 to Form 8-K filed on August 14, 2013

(33) Previously filed as Exhibit 10.3 to Form 8-K filed on August 14, 2013.

(34) Previously filed as Exhibit 10.1 to Form 8-K filed on September 12, 2013.

(35) Previously filed as Exhibit 10.2 to Form 8-K filed on September 12, 2013.

(36) Previously filed as Exhibit 10.3 to Form 8-K filed on September 12, 2013.

(37) Previously filed as Exhibit 10.4 to Form 8-K filed on September 12, 2013.

(38) Previously filed as Exhibit 10.1 to Form 8-K filed on September 18, 2013.

(39) Previously filed as Exhibit 10.2 to Form 10-K filed on April 16, 2012;

(40) Previously filed as Exhibit 16.1 to Form 8-K filed on April 29, 2013.

(41) Previously filed as Exhibit 16.2 to Form 8-K filed on April 29, 2013.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-6

DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-7

 DRAFT – December 31, 2013

Confidentially submitted pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of __________, State of _______, on the __th day of 2014.

THE GRILLED CHEESE TRUCK, INC.
By:
Name: Robert Y. Lee
Title: Interim Chief Executive Officer and Chairman of the Board

By:
Name: Peter Goldstein
Title: Principal Accounting Officer, Interim Chief Financial Officer, President and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [Peter Goldstein] his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Chief Creative Officer and Director
David Danhi

Interim Chief Executive Officer (Principal Executive Officer), Executive Chairman,
Robert Y. Lee	Director

President, Interim Chief Financial Officer (Principal Accounting Officer), Secretary and Director
Peter Goldstein

Director
General Wesley Clark

Director
Deepak Devaraj

II-8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated July 2, 2013 included herein, which includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ RBSM LLP

New York, New York

December __, 2013

 Consent of Independent Registered Public Accounting Firm

The Grilled Cheese Truck, Inc.

641 Lexington Avenue Suite 1526

New York, New York 10022

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated August 8, 2012, relating to the consolidated balance sheet of The Grilled Cheese Truck, Inc., as of December 31, 2011 and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for year then ended. We also consent to the reference to us under the caption Experts in such Registration Statement.

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP

Rochester, New York

December __, 2013

280 Kenneth Drive, Suite 100 | Rochester, NY 14623 | P 585.427.8900 | TF 800.546.7556 | F 585.427.8947 | E info@EFPRotenberg.com | EFPRotenberg.com